Shimmick Corporation

2025 Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 2, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-41867

Shimmick Corporation
(Exact name of registrant as specified in its Charter)

Delaware	**84-3749368**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
530 Technology Drive	
Suite 300	
Irvine, CA	**92618**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (833) 723-2021

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.01 per share	SHIM	Nasdaq

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The aggregate market value of the registrant's common stock held by non-affiliates computed by reference to the price at which the common stock was last sold as of the last business day of the registrant's most recently completed second quarter was approximately $13.1 million.

The number of shares of registrant's Common Stock, par value $0.01 per share, outstanding as of March 11, 2026 was 36,091,730.

DOCUMENTS INCORPORATED BY REFERENCE

Certain sections of the registrant's definitive Proxy Statement relating to the registrant's 2026 annual meeting of stockholders, which definitive Proxy Statement will be filed within 120 days of the end of the registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

		Page
PART I		
Item 1.	Business	3
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	37
Item 1C.	Cybersecurity	37
Item 2.	Properties	39
Item 3.	Legal Proceedings	40
Item 4.	Mine Safety Disclosures	40
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	41
Item 6.	[Reserved]	41
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	42
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	60
Item 8.	Financial Statements and Supplementary Data	60
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	89
Item 9A.	Controls and Procedures	89
Item 9B.	Other Information	90
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	90
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	91
Item 11.	Executive Compensation	91
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	91
Item 13.	Certain Relationships and Related Transactions, and Director Independence	91
Item 14.	Principal Accounting Fees and Services	91
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	92
Item 16.	Form 10-K Summary	94

FORWARD-LOOKING STATEMENTS

Shimmick Corporation ("Shimmick", "we", "our", "us", "its" or the "Company") makes forward-looking statements in this Annual Report on Form 10-K ("Form 10-K") within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are subject to risks and uncertainties. For these statements, we claim the protections of the safe harbor for forward-looking statements contained in such Sections. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "project," "will," "should," "may" or similar expressions, we intend to identify forward-looking statements. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in this section and the section entitled "Risk Factors," as well as those described from time to time in our future reports with the Securities and Exchange Commission (the "SEC") (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results to differ materially from those contained or implied in forward-looking statements made by us or on our behalf in this Annual Report on Form 10-K, in presentations, on our websites, in response to questions or otherwise. We believe these factors include, but are not limited to, the following:

- our ability to accurately estimate risks, requirements or costs when we bid on or negotiate a contract,

- the impact of our fixed-price contracts,

- qualifying as an eligible bidder for contracts,

- the availability of qualified personnel, joint venture partners and subcontractors,

- inability to attract and retain qualified managers and skilled employees and the impact of loss of key management,

- higher costs to lease, acquire and maintain equipment necessary for our operations or a decline in the market value of owned equipment,

- subcontractors failing to satisfy their obligations to us or other parties or any inability to maintain subcontractor relationships,

- marketplace competition,

- our inability to obtain bonding,

- our limited operating history as an independent company following our separation from AECOM, our prior owner,

- our relationship and transactions with our prior owner,

- our prior owner defaulting on its contractual obligations under agreements in which we are beneficiary,

- our limited number of customers,

- any inability to successfully expand our business into new markets or geographies,

- dependence on subcontractors and suppliers of materials,

- any inability to secure sufficient aggregates,

- an inability to complete a merger or acquisition or to integrate an acquired company's business,

- adjustments in our contract backlog,

- accounting for our revenue and costs involves significant estimates, as does our use of the input method of revenue recognition based on costs incurred relative to total expected costs,

- material impairments,

- any failure to comply with covenants under any current indebtedness, and future indebtedness we may incur,

- the adequacy of sources of liquidity,

- cybersecurity attacks against, disruptions, failures or security breaches of, our information technology systems,

- seasonality of our business,

- pandemics and public health emergencies,

- commodity products price fluctuations, inflation (and actions taken by monetary authorities in response to inflation) and/or elevated interest rates,

- climate change,

- deterioration of the U.S. economy,

- changes in state and federal laws, regulations or policies under the current presidential administration, including changes in trade policies and regulations, including increases or changes in duties, current and potentially new tariffs or quotas and other similar measures, as well as the impact of retaliatory tariffs and other actions, changes to tax legislation, including the passage of the One Big Beautiful Bill Act, potential changes to the amounts provided for under the Infrastructure Investment and Jobs Act, changes to immigration laws, as well as other legislation and executive orders related to governmental spending, and

- geopolitical risks, including those related to the war between Russia and Ukraine and hostilities in the Middle East.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

PART I

Item 1. Business

Overview

Shimmick delivers turnkey solutions that are designed to strengthen the water market, as well as other critical infrastructure markets, including energy, climate resiliency and sustainable transportation. With a history and experience that spans over a century, Shimmick, headquartered in California, unites deep engineering heritage with entrepreneurial spirit to tackle today's most complex infrastructure challenges. We integrate technical excellence with collaborative project delivery methods to provide innovative, technology-driven infrastructure solutions that seek to accelerate economic growth and empower communities nationwide.

We and our legacy companies have a long history of successfully completing complex water and other critical infrastructure projects, ranging from advanced wastewater recycling and purification system to dams, locks and transit systems. According to Engineering News Record, in 2025, we are nationally ranked as a top fifteen builder of water supply (#12), dams and reservoirs (#8), and water treatment and desalination plants (#11). Our business includes construction operations from Morrison Knudsen and Washington Group International, which were consolidated in 2017 by AECOM.

In 2021, we were sold by AECOM and became an independent company under new private ownership (the "AECOM Sale Transaction"). In November 2023, we completed our initial public offering (the "IPO") and currently our common stock is listed for trading on the Nasdaq Capital Market under the symbol "SHIM".

Projects and Backlog

As of January 2, 2026, we had a backlog of projects of approximately $793 million, mostly located in California, with ongoing projects in six other states (TN, TX, WY, ID, HI and WA). We self-perform many of these projects, which we believe allows us to better control critical aspects of construction, reduce cost and schedule risks, and deliver greater value to clients.

We selectively focus on the following types of infrastructure projects:

Water Treatment and Resources

- *Water and Wastewater Treatment*. We expand, rehabilitate, upgrade, build and rebuild water and wastewater treatment infrastructure including desalination plants. We implement treatment technologies including ozonation, biological activated carbon, membrane filtration, reverse osmosis, chemical treatment, and oxidation. Our projects aim to ensure access to clean and safe drinking water, protect public health and reduce waterborne diseases and contribute to protecting the environment by removing pollutants and contaminants from wastewater before it is released back into ecosystems.

- *Water Resources*. We construct, rehabilitate and upgrade dams, reservoirs, and water conveyance and storage systems. This includes flood control systems, pump stations, and coastal protection infrastructure. Select projects of ours enable reliable water supply, generate hydroelectric power, and control flooding, ensuring water availability and energy security. Our work contributes to protecting communities from flood damage to safeguard lives, property and infrastructure.

Other Critical Infrastructure

We build, retrofit, expand, rehabilitate, operate and maintain our nation's critical infrastructure, including mass transit, bridges and military infrastructure. We work on projects that we believe are vital for economic growth, social connectivity, and accessibility. We believe our projects enable smooth and efficient movement of people and goods, foster trade, address environmental sustainability and improve quality of life for individuals and communities. Within critical infrastructure, we are focused primarily on the following types of projects:

- *Climate Resilience*. We build and upgrade levees, flood walls, pump stations, drainage systems, and strengthen existing infrastructure both in preparation to withstand severe weather events and in response to such events to facilitate recovery.

- *Transportation and Mobility*. We construct mass transit systems (light passenger rail and bus rapid transit), autonomous transportation solutions (personal rapid transit, autonomous fixed guideway people movers, and implement intelligent transportation technologies.

- *Energy Transition and Mission Critical*. We modify facilities to accommodate electric vehicle fleets for transit agencies and municipalities, implement renewable energy components in our projects, and support data center construction.

Our Industry and Addressable Markets

Our core markets continue to benefit from long-term trends, including the impact of climate change and the deterioration of aging infrastructure. These trends have led to a renewed focus in recent years on infrastructure development and funding in the United States, including in our primary markets: water infrastructure, climate resilience projects, transportation systems, and energy transition facilities.

According to the latest industry data, the broader U.S. construction market is expected to grow to approximately $2.3 trillion in 2026, supported by continued public-sector investment and private demand across major non-residential sectors. Within this overall market, infrastructure construction remains a critical and expanding segment, with forecasts projecting the U.S. infrastructure market to reach around $1.5 trillion in 2026 and grow at a mid-single-digit rate over the next decade as federal and state funding drives modernization and resilience upgrades.

Emerging areas such as data center and advanced energy build-out are also strengthening non-residential construction demand, even as traditional commercial segments face uneven conditions. Based on our geographic focus and core capabilities, we estimate our addressable market continues to represent a meaningful portion of this expanding industry opportunity.

Our Customers

Our customers are predominantly in the public sector and include a broad base of federal agencies (military and civilian), municipal water and wastewater districts, irrigation districts, flood control districts, local and regional transit authorities, and statewide, county and city public works departments. We also perform work for private clients such as developers, utilities and owners of industrial, commercial and residential sites. We serve as both prime contractors and subcontractors on projects, with approximately 96% of our current backlog representing prime contracts.

Throughout our history, we have maintained and cultivated a strong presence in California. In 2025, more than half of our revenue was generated in California, the largest construction market in the United States.

Business and Growth Strategy

Following the AECOM Sale Transaction, we began a transformation to shift our strategy to meet the nation's growing need for water and other critical infrastructure and grow our business. Projects that were secured prior the AECOM Sale Transaction, including large scale projects with higher risk and lower margins, are continuing to be worked off and replaced with smaller to mid-sized projects with less risk and higher margins.

On June 23, 2025, Shimmick announced the launch of Axia Electric LLC ("Axia Electric"), a dedicated electrical subsidiary designed to meet growing market demand for specialized, high-performance electrical and power distribution solutions. Axia Electric builds on more than 20 years of Shimmick's proven success delivering complex electrical systems for clients across the public and private sectors, including municipalities, airports, ports, technology companies, developers, and industrial manufacturers. The new subsidiary serves low and medium voltage markets, with an additional focus on commissioning and operations and maintenance services.

Throughout 2025, we have increased our bidding capacity, expanded our pipeline and focused on key markets that will sustain our growth into the future. This is allowing us to have more projects to bid on but also be selective in the projects we bid, to achieve a better overall risk profile for the Company. In the second half of 2025, we have been able to add to our backlog and expect to continue this backlog expansion to support our growth and profitability.

With these developments, we believe we are well positioned to execute our business and growth strategy, which is focused on organically growing core water and critical infrastructure business while enhancing profitability. We may also seek to expand service offerings for water and critical infrastructure through strategic acquisitions.

Sustainable, Profitable Backlog

We intend to grow our business through leveraging our proven strengths while managing and lowering risk across our portfolio.

- *Selective Bidding.* We analyze each opportunity and determine: (1) size, location and duration of the project, (2) our available resources and ability to execute the work safely and profitably to our client's satisfaction, (3) our ability to win the project in that specific competitive environment, and (4) project risks associated with the contract and the project delivery model (e.g., fixed price, negotiated, cost-plus, unit price lump sum, etc.). We believe this process allows us to make an informed judgment on whether to pursue the project and ensure we maintain a risk-balanced portfolio.

- *Collaborative Contracting.* The heavy civil construction industry has seen an increase in utilization of collaborative contracting models rather than fixed-price contracts in complex infrastructure projects. Collaborative models allow the client to select a contractor largely based on qualifications. The parties then spend a number of months developing the project together under a consultancy contract (the "preconstruction services phase") at the completion of which a construction contract is negotiated based on an open-book pricing structure. This partnership-based approach allows the parties to mitigate and manage project risk more effectively, ultimately leading to enhanced budget and schedule outcomes. Currently our portfolio includes a small but growing number of these projects, and our goal is to increase the representation of collaborative contracts in our backlog. To achieve this, we are continuing to invest in our bidding, sales and marketing efforts.

- *Expansion in Electrical Work.* We have self-performed electrical work on our projects for over 20 years and have gained significant experience and expertise in this field. With recent developments and increased investments in energy transition and technology-driven infrastructure (both of which include major electrical scopes in each project), we see an opportunity to leverage our strengths in electrical construction and grow this side of our business, along with providing turnkey solutions through our civil capabilities. To capitalize on this opportunity, we launched Axia Electric during 2025, a dedicated electrical subsidiary designed to meet growing market demand for specialized, high-performance electrical and power distribution solutions.

- *Operational Improvements and SG&A Optimization.* We plan to continue refining and improving our operations while maintaining a strong focus on developing our people and a strong company culture. We plan to take consistent action towards making our business more effective, through improvements in other areas of our business including IT, finance, insurance, organizational structure and benefits.

- *Project Controls Improvements.* We continue to make investments in digitization of our cost, schedule and progress tracking systems through the use of digital labor and equipment tracking systems, PowerBI-based reporting structures, accounting system improvements and additional training to our project staff. This process helps us better manage and estimate sales and project operations, costs and schedules, improving profitability and visibility.

- *Health, Safety and Environment.* Safety and well-being of our employees, clients and the communities are our utmost focus. We have a safety track record that is significantly better than industry averages and improving, with strong metrics such as a 33.3% reduction in our lost time incident rate in 2025 as compared to 2024. We are committed to fostering an environment where safety is embraced by everyone involved with a true commitment to an injury-free workplace. We also are committed to being good stewards of the environment on all of our projects, ensuring we understand and comply with applicable regulations.

Insurance and Bonding

All of our buildings and equipment are covered by insurance, which our management believes to be adequate. In addition, we maintain general liability, workers' compensation and excess liability insurance, all in amounts consistent with our risk of loss and industry practice.

As a normal part of the construction business, we generally are required to provide various types of surety and payment bonds that provide an additional measure of security for our performance on public contracts. Typically, a bidder for a contract must post a bid bond for 5% to 10% of the amount bid, and on winning the bid, must post a performance and payment bond for 100% of the contract amount. Our ability to obtain surety bonds depends upon our capitalization, working capital, aggregate contract size, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time to time.

The capacity of the surety market is subject to market-based fluctuations driven primarily by the level of surety industry losses and the degree of surety market consolidation. Our track record of successful project execution and our balance sheet position should provide us with adequate bidding and bonding capacity, which we believe would allow us to bid a number of projects simultaneously. Historically and primarily, Liberty Mutual Group and most recently Berkshire Hathaway have provided us with surety bonding.

Joint Ventures

We participate in various construction joint ventures in order to share expertise, risk and resources for certain projects. Generally, each construction joint venture is formed to accomplish a specific project and is jointly controlled by the joint venture partners. We select our joint venture partners based on a number of factors including their construction and financial capabilities, expertise in the type of work to be performed and past working relationships. The joint venture agreements typically provide that our interests in any profits and assets, and our respective share in any losses and liabilities, that may result from the performance of the contract are limited to our stated percentage interest in the project. Under each joint venture agreement, one partner is designated as the sponsor. The sponsoring partner typically provides administrative, accounting and much of the project management support for the project and generally receives a fee from the joint venture for these services. We have been designated as the sponsoring partner in some venture projects and are a non-sponsoring partner in others.

As we target growth in our revenues and backlog, as well as increased engagement with collaborative contracting, we expect to increase our joint venture activity to allocate resources and reduce our risk exposure while pooling capabilities and experience with other companies to deliver enhanced value to our clients.

Sustainability and Corporate Responsibility

Environmental

Our work contributes to addressing the nation's need for reliable and resilient infrastructure, particularly in water end-markets. Our water infrastructure projects incorporate systems for treating and repurposing wastewater, which can help reduce strain on freshwater resources.

We also construct projects that are designed to protect regions from flooding. We build flood control systems to mitigate the impact of sea-level rise and flooding events on communities. Additionally, our work along the nation's inland waterways supports efficient transportation of goods.

Our projects are often constructed in environmentally sensitive areas and urban locations where minimizing negative impacts of construction on the community is a priority. Our Safety, Health, and Environmental ("SH&E") program includes specific guidelines to protect people and the environment and minimize impacts of construction activities.

Social

Our focus on corporate responsibility is not limited to sustainability. We also prioritize social responsibility across our operations and deploy operational best practices across all of our projects.

- *Safety*. Safety is a core Shimmick value. We begin meetings with safety messages and conduct ongoing training programs that reinforce hazard awareness and safe work practices. All new employees undergo an initial safety orientation, and for certain types of projects, we conduct specific hazard training programs. Our project foremen and superintendents conduct regular on-site safety meetings, and our safety professionals perform site inspections and provide additional training when needed. In addition, our superintendents and project managers are required to complete OSHA-approved safety training. For the year ended December 31, 2025, our total recordable incident rate ("TRIR") was 1.39 incidents per 100 full-time equivalent employees. While our TRIR increased compared to the prior year, we achieved a 33.3% reduction in our lost time incident rate in 2025, reflecting continued emphasis on reducing more serious injuries and maintaining safe jobsite conditions. During 2025, we had no Occupational Safety and Health Administration (OSHA) or Environmental Protection Agency (EPA) citations.

- *Harassment-Free Work Environment.* We are committed to an inclusive and equitable workplace, with a culture where employees are treated with respect. All our employees are responsible for maintaining a respectful workplace free of unlawful discrimination, harassment, and retaliation. We maintain an ethics hotline that employees can use to report incidents confidentially and without fear of retaliation.

- *Business Partners*. We regularly partner with disadvantaged business enterprises to provide subcontracting opportunities. We have a team of small business program managers. We provide an outreach program that includes a mentor-protégé program.

Governance

Our governance framework is designed to promote transparency, ethical conduct, and accountability. Our board of directors comprises directors who provide strategic guidance and oversight and our executive management team is responsible for implementing our governance principles.

Human Capital Management

We are focused on hiring and retaining highly talented employees and empowering them to both grow their careers and create value for our stockholders. We believe our success is dependent on employee understanding of and investment in their role in that value creation. Our chief executive officer periodically leads employee meetings intended to reinforce the importance of our core values and regularly meets with small groups of employees to receive their feedback on our business. Our employees are responsible for upholding our mission, values, strategy and talent leadership expectations.

As of January 2, 2026, we had 971 employees, with 381 staff and 590 craft workers. We are party to collective bargaining agreements covering most of our craft workforce. In areas where we utilize union labor force, we have strong relationships with the various trade unions, which allows us to attract top talent to construct our projects.

- *Retention*. Our business is dependent upon a readily available supply of management, supervisory and field personnel. It is critical to us that our employees are engaged in our mission to drive our business forward, to recruit from their networks, and to envision a long tenure with us. We evaluate our employee engagement via formal surveys or similar tools on a periodic basis. Based on the feedback received from employees, we have developed multiple strategic initiatives focused on culture, specifically on promoting a positive employee experience, as well as focusing on career development.

- *Development*. Learning is highly individualized and needs to be offered in a way that is most conducive to a specific learner's needs and learning objectives. We run periodic education series which includes internal and external speakers presenting topics of interest that are relevant to our employees. We provide multiple learning solutions which cover a wide range of areas including leadership skills, safety training, financial knowledge, technology training and presentation skills.

- *Performance Reviews*. Managers hold performance conversations with their employees on a periodic basis to ensure they receive the performance feedback they deserve, to allow managers to obtain insight into how to support the development of their teams, and to ensure that performance expectations are clear and aligned with the Company's strategic objectives. We also promote continuous dialogue between managers and employees in addition to these formal touchpoints.

- *Benefits*. We provide attractive benefits that promote the health and welfare of our employees and their families and design compelling job opportunities, aligned with our mission, in an energizing work environment. We also encourage our employees to continue to develop in their careers by obtaining advanced degrees or professional certifications. We compensate our employees according to our fair remuneration policies and believe in paying for performance. Accordingly, some employees may receive a portion of their compensation in the form of equity. We provide a volunteer time off program that provides eight hours of paid time off to volunteer. Despite rising costs, we continue to pay the majority of the cost of our employees' healthcare insurance.

Competition

The water and critical infrastructure markets in which we operate are competitive and include larger national firms such as Barnard Construction Company, Inc., Ames Construction Inc., Flatiron Dragados, Fluor Corporation, Granite Construction Incorporated, Kiewit Corporation, Skanska USA Inc., Traylor Bros., Inc., and The Walsh Group, as well as smaller regional contractors, particularly in California. Project awards in our industry are typically based on multiple criteria, including price, technical approach, past performance, quality plans, equipment resources, financial strength, bonding capacity, and relevant project experience. We focus on projects where our self-perform capabilities, technical expertise, and local market knowledge provide competitive advantages.

Government and Environmental Regulations and Climate Change Matters

We are subject to various federal, state and local laws and regulations relating to the environment, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, the handling of underground storage tanks and the cleanup of properties affected by hazardous substances. We also are subject to compliance with numerous other laws and regulations of federal, state and local agencies and authorities, including those relating to workplace safety, wage and hour and other labor issues (including the requirements of the Occupational Safety and Health Act and comparable state laws), immigration controls, vehicle and equipment operations and other aspects of our business. In addition, most of our construction contracts are entered into with public authorities, and these contracts frequently impose additional requirements, including requirements regarding labor relations and subcontracting with designated classes of disadvantaged businesses. We continually monitor our compliance with these laws, regulations and other requirements. While compliance with existing laws, regulations and other requirements has not materially adversely affected our operations in the past, and we are not aware of any proposed requirements that we anticipate will have a material adverse impact on our operations, there can be no assurance that these requirements will not change or that compliance will not otherwise adversely affect our operations in the future. While we typically pass any costs of compliance through to our customers under the applicable project agreement, either directly or as part of our estimate depending on the type of contract, there can be no assurance that we will not incur compliance expenses in the future that materially adversely affect our results of operations. In addition, some operations require operating permits granted by governmental agencies.

The diesel particulate and nitrogen oxide emissions produced by the vehicles and other equipment used in our operations are subject, among other things, to the regulations of the California Air Resources Board ("CARB"). Certain CARB regulations require California equipment owners/operators to meet progressively more restrictive emission targets that require California off-road and on-road diesel equipment owners to retrofit equipment with diesel emission control devices or replace equipment with new engine technology, which will result in higher equipment-related expenses. In general, we have maintained compliance with the regulations by replacing our existing equipment as it reaches the end of its useful life with new equipment that meets or exceeds the requirements of the CARB regulations.

As is the case with other companies in our industry, some of our aggregate materials products contain varying amounts of crystalline silica, a common mineral. Furthermore, some of our construction and materials processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has been associated with respiratory disease (including silicosis). The Occupational Safety and Health Administration ("OSHA") has established occupational thresholds for crystalline silica exposure as respirable dust. We have implemented dust control procedures to measure compliance with requisite thresholds and to verify that respiratory protective equipment is made available as necessary. We also communicate, through safety information sheets and other means, what we believe to be appropriate warnings and cautions to employees and customers about the risks associated with excessive, prolonged inhalation of mineral dust in general and crystalline silica in particular.

Although we do not generate large amounts of solid wastes, we occasionally dispose of solid wastes on behalf of customers. Solid wastes, which may include hazardous wastes, are subject to the requirements of the federal Solid Waste Disposal Act, the federal Resource Conservation and Recovery Act (the "RCRA"), and comparable state statutes. From time to time, the EPA considers the adoption of stricter disposal standards for non-hazardous solid wastes. Moreover, it is possible that additional solid wastes will in the future be designated as "hazardous wastes." Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous solid wastes. Generally, under the applicable project agreement, the customer, as the generator of the waste, is at risk for its proper disposal. We typically pass the cost of disposal through to our customers under such agreements.

Certain environmental laws impose substantial penalties for non-compliance and others, such as CERCLA, and comparable state laws, impose strict, retroactive, joint and several liability upon persons that contributed to the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be liable for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties, to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. We may be required to remediate contaminated properties currently or formerly owned or operated by us, regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that complied with applicable laws at the time those actions were taken. In connection with certain acquisitions, we could assume, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. We have incurred, and may in the future incur, significant capital and operating expenditures to comply with such existing laws and regulations. To the extent that laws are enacted or other governmental action is taken that restricts our operations or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, financial condition or results of operations could be materially adversely affected.

The potential impact of climate change on our operations is highly uncertain. Climate change may result in, among other things, changes in rainfall patterns, storm patterns and intensity and temperature levels. Our results are significantly influenced by weather and major changes in historical weather patterns could significantly impact our future results of operations. For example, if climate change results in significantly more adverse weather conditions in a given period, we could experience reduced productivity and increases in certain other costs, which could negatively impact our results of operations.

Available Information

Our corporate website address is http://www.shimmick.com. On our investor relations webpage (https://investors.shimmick.com), we make available, free of charge, our SEC reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, director and officer reports on Forms 3, 4, and 5, and any amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make available on our website the Shimmick Code of Business Conduct and Ethics, our corporate governance guidelines, and the charters for the Compensation and Human Capital, Audit, Nominating and Corporate Governance and Special Committees of the board of directors. The information contained on our website is not included as part of, or incorporated by reference into, this Annual Report on Form 10-K or any other reports we file with or furnish to the SEC. We also use our website as a means of disclosing additional information, including for complying with our disclosure obligations under the SEC's Regulation FD (Fair Disclosure). The SEC maintains an internet site, www.sec.gov, containing reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.

Item 1A. Risk Factors.

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Projects

- the nature of our contracts, particularly those that are fixed-price, subjects us to risks associated with cost overruns, continuing operating cost inflation and potential claims for liquidated damages,

- design-build contracts subject us to the risk of design errors and omissions,

- we could incur material costs and losses as a result of claims that our materials do not meet regulatory requirements or contractual specifications,

- force majeure events, such as natural disasters, epidemics, pandemics and terrorists' actions, could negatively impact our business, which may affect our financial condition, results of operations or cash flows,

- our subcontractors may fail to satisfy their obligations to us or other parties, or we may be unable to maintain these relationships, either of which may have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth prospects,

Risks Related to Our Business and Industry

- an inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue,

- although the infrastructure market is relatively less susceptible to fluctuations in the market, economic downturns or reductions in government funding of infrastructure projects could reduce our revenue and profits and have a material adverse effect on our results of operations,

- our ability to expand our capacity related to specialized, high-performance electrical and power distribution solutions may be limited, and our expansion strategy may not succeed,

- our limited operating history as an independent company following our separation from our prior owner,

- requirements to make future payments to our prior owner,

- violations or alleged violations of government regulations, requirements and statutes, including the False Claims Act, relating to our government contracts could have a material adverse effect on our business,

- our dependence on a limited number of customers could adversely affect our business and results of operations,

- our dependence on subcontractors and suppliers of materials could increase our costs and impact our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flows,

- acquisition activity presents certain risks to our business, operations and financial condition, and we may not realize the financial and strategic goals contemplated at the time of a transaction,

- amounts included in our backlog may not result in actual revenue or translate into profits, as our backlog is subject to cancellation and unexpected adjustments,

- our use of the input method of revenue recognition based on costs incurred relative to total expected costs could result in a reduction or reversal of previously recorded revenue and profits,

- pandemics and public health emergencies could materially disrupt our business and negatively impact our results of operations, cash flows and financial condition,

- both we and our customers use certain commodity products that are subject to significant price fluctuations, and these fluctuations may have a material adverse effect on both our and our customers' financial condition, results of operations and cash flows, as well as our customers' investment decisions,

Risks Related to Legal and Governmental Regulation

- our financial results could be impacted by uncertainty in U.S. trade policy, including uncertainty surrounding changes in tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments,

- our failure to comply with the regulations of the EPA, OSHA and state and local agencies that oversee environmental, transportation and safety compliance could adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects,

- a change in tax laws or regulations of any federal or state jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our business, financial condition, results of operations, and cash flows,

General Risk Factors

- a failure to fully or promptly recover customer claims could have a material adverse impact on our liquidity and financial results,

- although climate change and increasing regulations often drive demand for water infrastructure, climate change, and related legislative and regulatory responses to climate change, may have a long-term impact on our business,

- deterioration of the United States economy could have a material adverse effect on our business, financial condition and results of operations, and

Risks Related to the Securities Markets and Ownership of Our Common Stock

- because we are a "controlled company" under the listing standards of Nasdaq and the rules of the SEC, our stockholders do not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies,

- future sales or other dilution of our equity could adversely affect the market price of our common stock,

- we do not anticipate paying any cash dividends in the foreseeable future, so if our share price does not appreciate, our investors may not experience gains and could potentially lose on their investment in our shares

- provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management,

- our amended and restated charter documents provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us,

- our disclosure controls and procedures may not prevent or detect all errors or acts of fraud, and

- we are an emerging growth company and a smaller reporting company, and because we take advantage of specified reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our financial statements may not be comparable to companies that comply with public company effective dates, which may make our common stock less attractive to investors.

Risks Related to Our Projects

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

The majority of our revenue and backlog is derived from fixed unit price contracts and lump sum contracts. The nature of our contracts, particularly those that are fixed-price, subjects us to risks associated with cost overruns, continuing operating cost inflation and potential claims for liquidated damages. Fixed unit price contracts require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenue exceeds actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our business, financial condition, results of operations and cash flows.

The costs incurred and gross margin realized on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

- on site conditions that differ from those assumed in the original bid or contract,

- failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract,

- contract or project modifications creating unanticipated costs not covered by change orders,

- failure by our suppliers, subcontractors, designers, engineers, joint venture partners, or customers to perform their obligations,

- delays in quickly identifying and taking measures to address issues which arise during contract execution,

- changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment, including as a result of evolving tariff or trade policies,

- claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part,

- difficulties in obtaining required governmental permits or approvals,

- availability and skill level of workers in the geographic location of a project,

- citations issued by any governmental authority, including OSHA,

- unexpected labor conditions or work stoppages,

- changes in applicable laws and regulations under the current presidential administration,

- delays caused by weather conditions,

- fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel, and

- mechanical problems with our machinery or equipment.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, public sector customers may seek to impose contractual risk-shifting provisions more aggressively or there could be statutory and other legal prohibitions that prevent or limit contract changes or equitable adjustments, which could increase risks and adversely affect our business, financial condition, results of operations and cash flows.

Our customers may be adversely affected by market conditions and economic downturns, which could impair their ability to pay for our services.

Economic downturns could reduce capital expenditures in the industries we serve, which could result in decreased demand for our services. The demand for our services has been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the U.S. economy. During economic downturns, our customers may not have the ability to fund capital expenditures for infrastructure, or may have difficulty obtaining financing for planned projects. In addition, uncertain or adverse economic conditions that create volatility in the credit and equity markets, including those that may arise as a result of evolving tariff or trade policies, may reduce the availability of debt or equity financing for our customers, causing them to reduce capital spending. This has resulted, and in the future could result, in cancellations or downscaling of projects, deferral of projects to a later date or accelerated project bidding in anticipation of potential price increases in an attempt to receive favorable pricing prior to such increases. Such cancellations or deferrals could materially and adversely affect our results of operations, cash flows and liquidity. These conditions could also make it difficult to estimate our customers' demand for our services and add uncertainty to the determination of our backlog. In addition, our customers are negatively affected by economic downturns that decrease the need for their services or the profitability of their services. During an economic downturn, our customers also may not have the ability or desire to continue to fund capital expenditures for infrastructure or may outsource less work. A decrease in related project work could negatively impact demand for the services we provide and could materially adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Many of our customers are regulated by federal, state and local government agencies, and the addition of new regulations or changes to existing regulations may adversely impact the demand and profitability of our services.

Many of our customers are regulated by federal, state and local government agencies. These agencies could change the way in which they interpret the application of current regulations and/or may impose additional regulations. Interpretative changes or new regulations having an adverse effect on our customers and the profitability of the services they provide could reduce demand for our services, which could adversely affect our results of operations, cash flows and liquidity. Any restrictions or regulations that currently govern jurisdictions into we may expand our operations or any future restrictions or regulations that might be adopted in the jurisdictions in which we current operate could lead to operational delays, increased operating costs for our customers, reduced capital spending and/or delays or cancellations of future infrastructure projects, which could materially and adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Our business depends on our ability to qualify as an eligible bidder under federal, state or local government contract criteria and to compete successfully against other qualified bidders in order to obtain federal, state or local government contracts.

Federal, state and local government agencies conduct rigorous competitive processes for awarding many contracts. Some contracts include multiple award task order contracts in which several contractors are selected as eligible bidders for future work. We will potentially face strong competition and pricing pressures for any additional contract awards from other government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria. Our inability to qualify as an eligible bidder under federal, state or local government contract criteria could preclude us from competing for certain other government contract awards and could prevent us from expanding our operations into jurisdictions in which our current or potential customers begin future projects. In addition, our inability to qualify as an eligible bidder, or to compete successfully when bidding for certain federal, state or local government contracts and to win those contracts, could materially adversely affect our business, operations, revenue and profits.

Government contracts generally are subject to a variety of governmental regulations, requirements and statutes, the violation or alleged violation of which could have a material adverse effect on our business.

A majority of our total revenue is derived from contracts funded by federal, state and local government agencies and authorities. Such funding can vary based on political considerations and governmental actions. In addition, government contracts are subject to specific procurement regulations, contract provisions and a variety of socioeconomic requirements relating to their formation, administration, performance and accounting and often include express or implied certifications of compliance. Further, government contracts include the right to modify, delay, curtail, renegotiate or terminate contracts and subcontracts at the government's convenience any time prior to their completion. Claims for civil or criminal fraud may be brought for violations of regulations, requirements or statutes. We may also be subject to qui tam (whistle blower) litigation brought by private individuals on behalf of the government under the False Claims Act ("FCA"), which could include claims for up to treble damages.

For example, the Company'' subsidiary, Shimmick Construction Company, Inc. ("SCC"), was previously served with a Civil Investigative Demand ("CID") from the Department of Justice ("DOJ") pursuant to the FCA seeking information from SCC. The CID was related to an FCA investigation concerning whether SCC submitted, or caused to be submitted, false claims to the U.S. Government for work that was not performed and/or did not meet the requirements of the contract/task order awarded by the U.S. Army Corps of Engineers for the L 536 Levee Restoration Project on which SCC was a subcontractor. The matter has concluded and no claims were asserted against SCC or us following our cooperation with the DOJ in its investigation.

Further, if we fail to comply with any of the regulations, requirements or statutes or if we have a substantial number of accumulated OSHA, Mine Safety and Health Administration or other workplace safety violations, our existing government contracts could be terminated and we could be suspended from government contracting or subcontracting, including federally funded projects at the state level. Should one or more of these events occur, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Government contractors are subject to suspension or debarment from government contracting.

Our substantial dependence on government contracts exposes us to a variety of risks that differ from those associated with contracts with private owners. Various statutes to which our operations are subject, including the Davis-Bacon Act (which regulates wages and benefits), the Walsh-Healy Act (which prescribes a minimum wage and regulates overtime and working conditions), Executive Order 11246 (which establishes equal employment opportunity and affirmative action requirements) and the Drug-Free Workplace Act, provide for mandatory suspension and/or debarment of contractors in certain circumstances involving statutory violations. In addition, our federal government and certain state and local agency contracts are subject to, among other regulations, regulations issued under the Federal Acquisition Regulations ("FAR"). These regulations can limit the recovery of certain specified indirect costs on contracts and subject us to ongoing multiple audits by government agencies such as the Defense Contract Audit Agency ("DCAA"). Audits by the DCAA and other agencies consist of reviews of our overhead rates, operating systems and cost proposals to ensure that we have accounted for such costs in accordance with the Cost Accounting Standards of the FAR ("CAS"). If the DCAA determines that we have not accounted for such costs consistent with CAS, the DCAA may disallow these costs. There can be no assurance that audits by the DCAA or other governmental agencies will not result in material cost disallowances in the future, which could adversely impact our business, financial condition, results of operations and cash flows.

Further, FAR and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our success depends on attracting and retaining qualified personnel, joint venture partners, advisors and subcontractors in a competitive environment.

The success of our business is dependent on our ability to attract, develop and retain qualified personnel, joint venture partners, advisors and subcontractors. Changes in general or local economic conditions and the resulting impact on the labor market and on our joint venture partners may make it difficult to attract or retain qualified individuals in the geographic areas where we perform our work. If we are unable to provide competitive compensation packages, high-quality training programs and attractive work environments or to establish and maintain successful partnerships, our ability to profitably execute our work could be adversely impacted.

We rely heavily on immigrant labor. We have taken steps that we believe are sufficient and appropriate to ensure compliance with immigration laws. However, we cannot provide assurance that we have identified, or will identify in the future, all illegal immigrants who work for us. Our failure to identify illegal immigrants who work for us may result in fines or other penalties being imposed upon us, which could have a material adverse effect on our operations, results of operations and financial condition. Additionally, on account of our reliance on immigrant labor, we are particularly vulnerable to changes and variations in immigration laws and regulations, including written changes and policy changes to the manner in which the laws and regulations are interpreted or enforced, and potential enforcement actions and penalties. Although sentiments have moderated recently, the political environment in the United States over the last few years has included significant support for anti-immigration legislation and administrative changes. Many of these recent changes have resulted in, and various proposed and enacted changes may result in, increased difficulty throughout the immigration process, which could in turn impact our ability to staff projects. In addition, immigration reform, including as a result of changes to immigration policies, and the increased uncertainty surrounding such policies in light of the current U.S. administration's immigration agenda and enforcement approach, may have a material adverse impact on companies like ours that rely substantially on immigrant labor. Recent changes or any additional adverse revisions to immigration laws, regulations and/or enforcement in the jurisdictions in which we operate may cause us delays, staffing shortages, additional costs or an inability to bid for or fulfill projects for clients, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our failure to meet the schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

Adverse weather conditions may cause delays, which could slow completion of our contracts and negatively affect our revenue and cash flows.

Because all of our construction projects are built outdoors, work on our contracts is subject to unpredictable weather conditions. While weather has historically had a minimal impact on our operation due to the concentration of our work in California, where the climate is generally temperate, weather could have an increasingly frequent or severe effect on our operations if general climatic changes occur or if we expand into other geographic regions that tend to experience more extreme weather conditions. Lengthy periods of wet or cold winter weather could interrupt construction, and this could lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. Extreme heat and/or wildfires could prevent us from performing certain types of operations. Changes in weather conditions could cause delays and otherwise significantly affect our project costs. While revenue might be recovered following a period of bad weather, it would generally be impossible to recover the cost of inefficiencies, and significant periods of bad weather typically would reduce profitability of affected contracts both in the current period and during the future life of affected contracts. Such reductions in contract profitability would negatively affect our results of operations.

Design-build contracts subject us to the risk of design errors and omissions.

Design-build is increasingly being used as a method of project delivery as it provides the customer with a single point of responsibility for both design and construction. We normally subcontract design responsibility to architectural and engineering firms. In the event of a design error or omission by a subcontractor or by us causing damages, there is a risk that we, the subcontractor or the respective professional liability insurance or errors and omissions insurance would not be able to absorb the liability. Any liabilities resulting from an asserted design defect with respect to our construction projects may have a material adverse effect on our financial condition, results of operations and cash flows.

If we are unable to attract and retain qualified managers and skilled employees or if we were to lose the benefit of the experience, efforts and abilities of one or more certain key personnel, we will be unable to operate efficiently, which could reduce our revenue, profitability and liquidity.

Our business is labor intensive, and some of our operations experience a high rate of employee turnover. In addition, given the nature of the highly specialized work we perform, many of our employees are trained in, and possess, specialized technical skills that are necessary to operate our business and maintain productivity and profitability. At times of low unemployment rates in the areas we serve, it can be difficult for us to find qualified and affordable personnel. We may be unable to hire and retain a sufficiently skilled labor force necessary to support our operating requirements and growth strategy. Our labor and training expenses may increase as a result of a shortage in the supply of skilled personnel. We may not be able to pass these expenses on to our customers, which could adversely affect our profitability. Labor shortages, increased labor or training costs, or the loss of key personnel could materially adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Additionally, our business is managed by a number of key executive and operational officers and is dependent upon retaining and recruiting qualified management. Our continuing success depends on the performance of our management team. We cannot guarantee the continued employment of any of our key executives and operational officers who may choose to leave our company for any number of reasons, such as other business opportunities, differing views on our strategic direction or other reasons. We rely on the experience, efforts and abilities of these individuals, each of whom would be difficult to replace.

Our failure to adequately collect for extra or change order work or recover on claims brought by us against customers or other project participants for additional contract costs could have a negative impact on our liquidity and future operations.

In certain circumstances, such as those that arose in connection with our Golden Gate Bridge Project during the third quarter of 2024, we seek to collect or assert claims against customers, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. These situations may occur due to changes in the initial project scope. Our contracts often require us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These situations also may occur due to other matters, such as delays, which may result in additional costs. Our attempts to collect for additional costs generally are subject to protracted negotiations. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when and the terms upon which these claims will be fully resolved. These matters ultimately may not be settled to our satisfaction. When these types of events occur, we use working capital in projects to promptly and fully cover cost overruns pending the resolution of the relevant claims. This period of time may be lengthy for project changes, even when the customer agrees to pay for the extra work, as a result of the customer's approval process. A failure to recover in these types of situations promptly and fully could have a negative impact on our liquidity and results of operations. In addition, while customers and subcontractors may be obligated to indemnify us against certain liabilities, such third parties may refuse or be unable to pay us.

To the extent that actual recoveries with respect to change orders or amounts subject to contract disputes or claims are less than the estimates used in our financial statements, the amount of any shortfall will reduce our future revenue and profits, and this could have a material adverse effect on our reported working capital and results of operations. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestone dates.

Our operations are subject to hazards that may cause personal injury or property damage. Failure to maintain safe work sites could subject us to liabilities and possible losses, which may not be covered by insurance.

Construction and maintenance sites, plants and quarries are potentially dangerous workplaces subject to the usual hazards associated with providing construction and related services, and our employees and others are often put in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes and highly regulated materials. Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.

On many sites, we are responsible for safety and, accordingly, must implement safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees or others, as well as expose ourselves to possible litigation. Despite having invested significant resources in safety programs and being recognized as an industry leader, a serious accident may nonetheless occur on one of our worksites. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or customers and could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We maintain general liability and excess liability insurance, workers' compensation insurance, auto insurance and other types of insurance all in amounts consistent with our risk of loss and industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations. Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers' compensation and health claims, or unfavorable developments on existing claims, our results of operations and financial condition could be materially and adversely affected.

We could incur material costs and losses as a result of claims that our materials do not meet regulatory requirements or contractual specifications.

We provide our customers with materials designed to comply with building codes or other regulatory requirements, as well as any applicable contractual specifications. If our materials do not satisfy these requirements and specifications, material claims may arise against us, our reputation could be damaged and, if any such claims are for an uninsured, non-indemnified or product-related matter, then resolution of such claim against us could have a material adverse effect on our financial condition, results of operations or liquidity.

We may incur higher costs to lease, acquire and maintain equipment necessary for our operations, and the market value of our owned equipment may decline.

A significant portion of our projects are built with our own construction equipment rather than leased or rented equipment. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts.

The equipment that we own or lease requires continuous maintenance, for which we maintain our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs. In addition, the market value of our equipment may unexpectedly decline at a faster rate than anticipated.

Force majeure events, such as natural disasters, epidemics, pandemics and terrorists' actions, could negatively impact our business, which may affect our financial condition, results of operations or cash flows.

Force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, epidemics, pandemics and terrorists' actions, could negatively impact the economies in which we operate. We often negotiate contract language where we are allowed certain relief from force majeure events in private customer contracts and review and attempt to mitigate force majeure events in both public and private customer contracts. We remain obligated to perform our services after most extraordinary events subject to relief that may be available pursuant to a force majeure clause. If we are not able to react quickly to force majeure events, our operations may be affected significantly, which would have a negative impact on our business, financial condition, results of operations and cash flows.

We may choose, or be required, to pay our subcontractors even if our customers do not pay, or delay paying us for the related services.

We use subcontractors to perform portions of our services. In some cases, we pay our subcontractors before our customers pay us for the related services. We could experience a material decrease in profitability and liquidity if we choose, or are required, to pay our subcontractors for work performed for customers that fail to pay, or delay paying us, for the related work.

Our subcontractors may fail to satisfy their obligations to us or other parties, or we may be unable to maintain these relationships, either of which may have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth prospects.

We depend on subcontractors to perform work on some of our projects. There is a risk that we may have disputes with subcontractors arising from, among other things, the quality and timeliness of the work they perform, customer concerns about our subcontractors, or our failure to extend existing work orders or issue new work orders under a subcontracting arrangement. If any of our subcontractors fails to deliver the agreed-upon supplies and/or perform the agreed-upon services on a timely basis, then our ability to fulfill our obligations as a prime contractor may be jeopardized. In addition, the absence of qualified subcontractors with whom we have satisfactory relationships could adversely affect our ability to perform under some of our contracts or the quality of the services we provide. Any of these factors could have a material adverse effect on our results of operations, cash flows and liquidity.

We also rely on suppliers to obtain the necessary materials for certain projects, and on equipment manufacturers and lessors to provide us with the equipment we require to conduct our operations. Although we are not dependent on any single supplier or equipment manufacturer or lessor, any substantial limitation on the availability of required suppliers or equipment could negatively affect our operations. Market and economic conditions could contribute to a lack of available suppliers or equipment. If we cannot acquire sufficient materials or equipment, it could materially and adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

Risks Related to Our Business and Industry

Our business has been affected by numerous economic factors, including inflation, volatile financial markets, supply chain disruptions, evolving tariff and trade policies and shortages of materials and labor.

Economic conditions, including inflation, supply chain disruptions, evolving tariff and trade policies and labor and materials shortages, have negatively impacted us, and may continue to do so in the future. With the ongoing conflicts in the Middle East and in Europe between Ukraine and Russia, there has been a high degree of volatility in commodity and energy markets that affects our customers' businesses. In addition, inflationary factors, such as increases in labor costs, material costs, and overhead costs, may also adversely affect our financial condition and results of operations. Although inflation in the United States has moderated slightly recently, it has remained elevated over the past few years and we cannot predict any future inflation trends. In some cases, we have had to bid more competitively and more frequently than before to win work, which has compressed margins given the higher inflation. Additionally, if banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our operations may be negatively impacted, including any inability on our part, or on our customers' parts, to access cash, cash equivalents or investments. Continuing inflation, elevated interest rates for prolonged periods and energy costs, supply chain disruptions, evolving tariff and trade policies, bank failures, and other economic factors may have the effect of further increasing economic uncertainty and heightening the risks caused by volatility in financial markets, which may result in economic downturn or recession.

An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.

As is customary in the construction business, we are required to provide surety bonds to our customers to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation, as well as certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. If we are unable to obtain adequate bonding or if the cost of bonding materially increased, it would limit the amount that we can bid on new contracts, limit the competitiveness of our bids, and could have a material adverse effect on our future revenue and business prospects.

For projects that started prior to consummation of the AECOM Sale Transaction ("Non-Core Projects") to obtain bonding may also be impacted by our prior owner, who is the credit support provider for the surety bonds in place for our Non-Core Projects. See "If our prior owner defaults on its contractual obligations under agreements in which we are a beneficiary, our business could be materially and adversely impacted" for further discussion.

Although the infrastructure market is relatively less susceptible to fluctuations in the market, economic downturns or reductions in government funding of infrastructure projects could reduce our revenue and profits and have a material adverse effect on our results of operations.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Spending on infrastructure could decline for numerous reasons, including as a result of decreased revenue received by state and local governments for spending on such projects, including federal funding, or as a result of a complete or partial government shutdown. The most recent recession caused a nationwide decline in home sales and an increase in foreclosures, which correspondingly resulted in decreases in property taxes and some other local taxes, which are among the sources of funding for water and other critical infrastructure construction. State spending on infrastructure can be adversely affected by decreases or delays in, or uncertainties regarding, federal funding, including as a result of changing governmental priorities under the current U.S. presidential administration, which could adversely affect us.

Our ability to expand our capacity related to specialized, high-performance electrical and power distribution solutions may be limited, and our expansion strategy may not succeed.

We are pursuing a strategy to grow our electrical construction capabilities, including through Axia Electric LLC, a subsidiary we launched in June 2025 to focus on complex electrical and power distribution projects for data centers, advanced manufacturing, industrial facilities, and our core water and wastewater markets. Our ability to successfully execute this strategy depends on numerous factors, including our ability to hire and retain skilled electrical workers, compete effectively in markets where we have less established presence, successfully execute technically complex projects, and expand into new geographic regions. If we are unable to achieve our expansion objectives, our growth prospects and results of operations could be adversely affected.

We generate a significant portion of our revenue in California and adverse changes to the economy and business environment in the state has had an adverse effect on, and could continue to adversely affect, our operations, which could lead to lower revenue and reduced profitability.

Because of our geographic concentration in California, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in the state, including natural or other disasters. A stagnant or depressed economy in California has in the past adversely affected, and could continue to adversely affect, our business and results of operations as well as the availability of state and local government funding.

As a result of the current importance of our California operations and anticipated continued growth from these operations, our revenue over the next several years is expected to be largely dependent on economic and regulatory conditions in California. If California experiences an economic downturn, or if the regulatory environment changes in a way that adversely affects our ability to do business or limits our competitive advantages, our profitability and growth prospects may be materially adversely affected. Similarly, due to our geographic concentration in California, a natural disaster or major event that disrupts these markets or the related workforce, such as the wildfires that affected Los Angeles and other surrounding areas in early 2025, could have an immediate and material adverse impact on our operations and profitability.

To continue to diversify our operations we may expand to other regions of the U.S., which will we believe will take additional time and will require us to devote resources to identifying and exploring such perceived opportunities. We may not be able to continue to successfully expand our operations in any new geographic markets and so we may remain subject to the risks presented by our geographic concentration. In addition, as we expand into new geographic areas, we may not be able to dedicate enough time or resources to maintain our market share in our core geographic areas, and our business may be negatively impacted. Our inability to manage our growth successfully or to continue to expand into new markets could have a material adverse effect on our business, financial condition or results of operations.

We work in a highly competitive marketplace.

In the past, a majority of the contracts on which we bid were awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other factors, such as shorter contract schedules or prior experience with the customer. For our design-build and other alternative methods of delivering projects, reputation, marketing efforts, quality of design and minimizing public inconvenience are also significant factors considered in awarding contracts, in addition to cost. Within our markets, we compete with many international, national, regional and local construction firms. The strong competition in our markets requires maintaining skilled personnel, investing in technology and puts pressure on our profit margins. Some of these competitors have achieved greater market penetration than we have in the markets in which we compete, and some may have greater financial and other resources than we do. In addition, there are a number of international and national companies in our industry that are larger than we are that, if they so desire, could establish a presence in our markets and compete with us for contracts.

The cancellation of significant contracts or our disqualification from bidding for new contracts could reduce our revenue and profits and have a material adverse effect on our results of operations.

Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A cancellation of an unfinished contract or our debarment from the bidding process could cause our equipment and work crews to be idled for a significant period of time until other comparable work becomes available, which could have a material adverse effect on our business and results of operations.

We have a limited operating history as an independent company and have been historically dependent on our prior owner, AECOM.

We operated as a division of AECOM until our separation in January 2021. Accordingly, our business historically relied upon AECOM's corporate infrastructure for services to support our business functions and relationships with third-party providers. Since separating from AECOM, in addition to working to complete the Non-Core Projects (including the Non-Core Loss Projects) we have worked to create and/or supplement the corporate infrastructure necessary to operate as an independent company, and have incurred related costs and expenses. That said, we have expended, and expect to continue to expend, significant efforts and costs to (i) replace or otherwise upgrade our systems, including our information technology ("IT") and enterprise resource planning systems, (ii) implement additional financial, IT, and management controls, (iii) implement reporting systems and procedures, (iv) hire additional management, IT, accounting, finance, legal, human resources, and other administrative staff and third-party service providers, (v) establish employee benefit programs, (vi) carry out audit, tax and legal functions, and (vii) establish banking and credit facility arrangements. Any interruption in these services could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth products. We may also be unable to obtain necessary bonding as we historically were dependent on AECOM to provide the requisite credit support. See "*Risks Related to our Business and Industry - An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.*"

We may be required to make additional payments to our prior owner pursuant to contractual arrangements.

We may be required to make additional payments to our prior owner, AECOM, which could adversely impact our business. Pursuant to the Purchase Agreement entered into in connection with the AECOM Sale Transaction, we are required to make payments to the Seller Entities under certain circumstances. Potential payments to the Seller Entities set forth in the Purchase Agreement include the payment of a portion of actual income tax benefits realized (i.e., in cash or through an actual reduction in liability for tax) as a result of AECOM's election under Treasury Regulations Section 1.1502-36(d)(6). See *"Management's Discussion and Analysis of Financial Condition and Results of Operations — Our History, the AECOM Sale Transaction and 2024 Financing Transactions — AECOM Sale Transaction"* for further discussion.

If our prior owner defaults on its contractual obligations under agreements in which we are a beneficiary, our business could be materially and adversely impacted.

As our prior owner, AECOM is the credit support provider for the surety bonds in place for all our Non-Core Projects, which consist of the bonded projects that were ongoing as of the closing of the AECOM Sale Transaction. In the event our prior owner were to experience financial distress and/or the bonding companies otherwise determined that the creditworthiness of our prior owner was not sufficient, the underlying sureties could require that we provide additional credit support in the form of guarantees, letters of credit, collateral, or otherwise which could materially and adversely impact our business.

Similarly, if the applicable agreements relating to any of the Non-Core Projects require that the amount of the bond with respect to such project be increased, we will need to request that our prior owner provide such an increase. In the event our prior owner refuses to cooperate, the lack of required bonding could result in a default by us under the underlying project agreement as well as a right of the counterparty to terminate the underlying project agreement, any of which could materially and adversely impact our business.

Timing of the award and performance of new contracts could have an adverse effect on our results of operations and cash flows.

Historically, a substantial portion of our revenue and earnings is generated from large-scale project awards. The timing of project awards is unpredictable and outside of our control. Awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes. These processes can be impacted by a wide variety of factors including a customer's decision to not proceed with the development of a project, governmental approvals, financing contingencies, commodity prices, environmental conditions and overall market and economic conditions. We may not win contracts that we have bid upon due to price, a customer's perception of our ability to perform and/or perceived technology advantages held by others. Many of our competitors may be more inclined to take greater or unusual risks or terms and conditions in a contract that we might not deem acceptable. Although we increased our bidding frequency and reduced the size of the projects we bid on during 2025, because a significant portion of our revenue is generated from large projects, our results of operations can fluctuate quarterly and annually depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. Additionally, because these large projects may take a number of years to complete, we may not be able to pass on inflation or commodity exposure, including as a result of evolving tariff or trade policies, onto our customers. As a result, we are subject to the risk of losing new awards to competitors or the risk that revenue may not be derived from awarded projects as quickly as anticipated, or at all.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of our equipment fleet and work crews with contract needs. In some cases, we may maintain and bear the cost of more equipment and ready work crews than are currently required, in anticipation of future needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

In addition, the timing of the revenue, earnings and cash flows from our contracts can be delayed by a number of factors, including adverse weather conditions, such as prolonged or intense periods of rain, snow, wildfires, storms or flooding, delays in receiving material and equipment from suppliers and services from subcontractors, labor shortages and changes in the scope of work to be performed. Such delays, if they occur, could have adverse effects on our results of operations for current and future periods until the affected contracts are completed.

Our participation in construction joint ventures exposes us to liability and/or harm to our reputation for failures of our partners.

As part of our business, we are a party to joint ventures, pursuant to which we typically jointly bid on and execute particular projects with other companies in the construction industry. Success on these joint projects depends upon managing the risks discussed in the various risks described in these "*Risk Factors"* and on whether our joint venture partners satisfy their contractual obligations.

We and our joint venture partners are generally jointly and severally liable for all liabilities and obligations of our joint ventures. If a joint venture partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Furthermore, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm to our reputation and reduction to our profit on a project.

In connection with acquisitions, certain counterparties to joint ventures, which may include our historical direct competitors, may not desire to continue such arrangements with us and may terminate the joint ventures or not enter into new arrangements. Any termination of a joint venture could cause us to reduce our backlog and could materially and adversely affect our business, results of operations and financial condition.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

Due to the size and nature of our construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenue and gross margin in any one year or over a period of several consecutive years. Similarly, our backlog frequently reflects multiple contracts for certain customers, therefore, one customer may comprise a significant percentage of backlog at a certain point in time. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations. Also, a default or delay in payment on a significant scale by a customer could materially adversely affect our business, results of operations, cash flows and financial condition.

Strikes or work stoppages could have a negative impact on our operations and results.

We are party to collective bargaining agreements covering a majority of our craft workforce. Although all such collective bargaining agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur despite the terms of these agreements. Strikes or work stoppages could adversely affect our relationships with our customers and cause us to lose business. Additionally, as current agreements expire, the labor unions may not be able to negotiate extensions or replacements on terms favorable to their members, or at all, or avoid strikes, lockouts or other labor actions from time to time that may affect their members.

Therefore, it cannot be assured that new agreements will be reached with employee labor unions as existing contracts expire, or on desirable terms. Any action against us relating to the union workforce we employ could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth prospects. Further, our responses to any union organizing efforts could negatively impact how our brand is perceived by our employees and customers and have material adverse effects on our business and future results. Overall, although strikes, work stoppages and other labor disputes have not had a significant impact on our operations or results in the past, such labor actions, or an inability to renew the collective bargaining agreements, could have a significant impact on our operations and results if they occur in the future.

Our dependence on subcontractors and suppliers of materials could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flows.

We rely on third-party subcontractors to perform some of the work on many of our contracts. We also rely on third-party suppliers to provide most of the materials (including aggregates, cement, asphalt, concrete, steel, pipe, oil and fuel) for our contracts.

We generally do not bid on contracts unless we have commitments from suppliers for the materials and subcontractors for certain of the services required to complete the contract and at prices that we have included in our bid (except in some instances for trucking arrangements). Thus, to the extent that we cannot obtain commitments from our suppliers for materials and subcontractors for certain of the services, our ability to bid for contracts may be impaired. In addition, if a supplier or subcontractor is unable to deliver materials or services according to the negotiated terms of a supply/services agreement for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the materials or services from another source at a higher price or incur other unanticipated costs. This may reduce the profit to be realized, or result in a loss, on a contract.

Diesel fuel and other petroleum-based products are utilized to operate the plants and equipment on which we rely to perform our construction contracts. Future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of such products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or a loss, on a contract.

An inability to secure sufficient aggregates could have a negative impact on our future results of operations.

We require aggregates (raw materials that are produced from natural sources and extracted from pits and quarries such as gravel, crushed stone and sand) in connection with our business. Strict governmental regulations and the limited number of properties containing useful aggregates have made it challenging and costly to obtain sufficient aggregates to support our business, both with respect to internal use and third-party sales. If we are unable to obtain aggregates to support our business, then our financial condition, results of operations and cash flows may be adversely affected.

Unavailability of insurance coverage could have a negative effect on our operations and results.

We maintain insurance coverage as part of our overall risk management strategy and pursuant to requirements to maintain specific coverage that are contained in our financing agreements and in most of our construction contracts. Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future. For example, catastrophic events can result in decreased coverage limits, more limited coverage and increased premium costs or deductibles. Our inability to obtain adequate insurance coverage could subject us to increased out-of-pocket expenses in the event of a claim and could have an adverse impact on our ability to procure new work, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Acquisition activity presents certain risks to our business, operations and financial condition, and we may not realize the financial and strategic goals contemplated at the time of a transaction.

We expect that acquisitions will be an important part of our long-term growth strategy. Successful execution following the closing of an acquisition is essential to achieving the anticipated benefits of the transaction. We expect to make acquisitions to expand into new markets and our acquisition strategy depends on our ability to complete and integrate the acquisitions. Mergers and acquisitions are inherently risky, and any mergers and acquisitions that we complete may not be successful. The process of integrating an acquired company's business into our operations is challenging and may result in expected or unexpected operating or compliance challenges, which may require significant expenditures and a significant amount of our management's attention that would otherwise be focused on the ongoing operation of our business. The potential difficulties or risks of integrating an acquired company's business include, among others:

- the effect of the acquisition on our financial and strategic positions and our reputation,

- risk that we fail to successfully implement our business plan for the combined business,

- risk that we are unable to obtain the anticipated benefits of the acquisition, including synergies or economies of scale,

- challenges in reconciling business practices or in integrating activities, logistics or information technology and other systems,

- challenges in reconciling accounting issues, especially if an acquired company utilizes accounting principles different from those we use,

- retention risk with respect to key customers, suppliers and employees and challenges in retaining, assimilating and training new employees,

- potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges of an acquired company, which could result in unexpected litigation, regulatory exposure, financial contingencies and known and unknown liabilities, and

- challenges in complying with newly applicable laws and regulations, including obtaining or retaining required approvals, licenses and permits.

Our acquisitions may also result in the expenditure of available cash and amortization of expenses any of which could have a material adverse effect on our results of operations or financial condition. Investments in immature businesses with unproven track records have an especially high degree of risk, with the possibility that we may lose the value of our entire investments or incur additional unexpected liabilities. Large or costly acquisitions or investments may also diminish our capital resources and liquidity or limit our ability to engage in additional transactions for a period of time. All of the foregoing risks may be magnified as the cost, size or complexity of an acquisition or acquired company increases, or where the acquired company's market or business are materially different from ours, or where more than one integration is occurring simultaneously or within a concentrated period of time.

In addition, in the future we may require significant financing to complete an acquisition or investment, whether through bank loans, raising of debt or otherwise. We cannot assure you that such financing options will be available to us on reasonable terms, or at all. If we are not able to obtain such necessary financing, it could have an impact on our ability to consummate a substantial acquisition or investment and execute our growth strategy. Alternatively, we may issue a significant number of shares as consideration for an acquisition, which would have a dilutive effect on our existing stockholders.

Amounts included in our backlog may not result in actual revenue or translate into profits. Our backlog is subject to cancellation and unexpected adjustments and therefore is an uncertain indicator of future results of operations.

Our backlog consists of the remaining unearned revenue on awarded contracts, including our pro-rata share of work to be performed by unconsolidated joint ventures, less the joint venture partners' pro-rata share of work to be performed by consolidated joint ventures. We include in backlog estimates of the amount of consideration to be received, including bonuses, awards, incentive fees, fixed-price awards, claims, unpriced change orders, penalties, minimum customer commitments on cost-plus arrangements, liquidated damages and certain time and material arrangements in which the estimated value is firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion penalties and bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer. As of January 2, 2026, our backlog was approximately $793 million. Most of our contracts are cancelable on short or no advance notice. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenue reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, anticipated seasonal impacts, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. In the past, we have occasionally experienced postponements, cancellations and reductions in expected future work due to changes in our customers' spending plans, as well as on construction projects, due to market volatility, regulatory and other factors. There can be no assurance as to our customers' requirements or the accuracy of our estimates. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations, profitability, cash flows and growth prospects could be materially and adversely affected.

The method of recognizing revenue over time using an input method based on costs incurred relative to total expected costs involves significant estimates which may result in material adjustments, which could result in a charge against our earnings.

We recognize contract revenue over time based on costs incurred. Under this method, estimated contract revenue are recognized by applying the percentage of completion of the project for the period based on the ratio of costs incurred to the total estimated costs at completion for the contract. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated. Total contract revenue and cost estimates are reviewed and revised at a minimum on a quarterly basis as the work progresses and as change orders are approved. Adjustments based upon the percentage of completion are reflected in contract revenue in the period when these estimates are revised. To the extent that these adjustments result in an increase or a reduction in or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, as applicable. Such credits or charges could be material and could cause our results to fluctuate materially from period to period.

Accounting for our contract related revenue and costs, as well as other expenses, require management to make a variety of significant estimates and assumptions. Although we believe we have the experience and processes to enable us to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates are subject to the risks inherent in estimates, including unanticipated delays or technical complications. Variances in actual results from related estimates on a large project, or on several smaller projects, could be material. The full amount of an estimated loss on a contract is recognized in the period that our estimates indicate such a loss. Such adjustments and accrued losses could result in reduced profitability from a reversal of previously recorded revenue and profits, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be required to make significant future contributions to multiemployer pension plans in which we participate.

We participate in various multiemployer pension plans in the United States under union agreements that generally provide defined benefits to employees covered by collective bargaining agreements. Absent an applicable exemption, a contributor to a U.S. multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of the plan's underfunded vested liability. Funding requirements for benefit obligations of these multiemployer pension plans are subject to certain regulatory requirements, and we may be required to make cash contributions that may be material to one or more of these plans to satisfy certain underfunded benefit obligations. As of January 2, 2026 and January 3, 2025, we recorded no liability for underfunding of multiemployer pension plans in which we participate, as no events triggering our obligation to make contributions for such underfunding were deemed probable to occur.

Debt agreements governing our current indebtedness contain, and debt agreements governing our future indebtedness may contain, certain covenants and other restrictions that may limit our ability to operate our business. Failure to comply with such covenants and other restrictions, or our inability to service any current indebtedness or future indebtedness, could adversely impact our business.

On May 20, 2024, we, as guarantor, and our wholly-owned subsidiaries as borrowers, entered into a Credit Agreement (as amended, the "Credit Agreement") and on March 12, 2025 and March 31, 2025, we entered into the ACF Credit Agreement and Ansley Loan Agreement, respectively. The terms of our existing debt agreements (including our Credit Agreement, ACF Credit Agreement and Ansley Loan Agreement) contain, and any debt agreements governing our future indebtedness may contain, a number of restrictive covenants and other provisions that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends, and agreeing to do any of the foregoing.

While we are currently in compliance with all covenants under the Credit Agreement, ACF Credit Agreement and Ansley Loan Agreement, our ability to meet financial covenants can be affected by events beyond our control, and we may not be able to continue to meet such covenants in the future. A breach of any of these covenants or other restrictions or the occurrence of other events (including a material adverse effect or the inability to generate cash to service our obligations under our debt agreements) specified in our debt agreements could result in an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding, if any, to be immediately due and payable and terminate all commitments to extend further credit under our debt agreements. If we were unable to repay those amounts, we could be forced to curtail our operations, reorganize our capital structure (including through bankruptcy proceedings) or liquidate some or all of our assets in a manner that could adversely impact our business and cause holders of our securities to experience a partial or total loss of their investment in us.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which could impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, making acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flows from operations, together with borrowing capacity under our existing debt agreements, are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part on prevailing market conditions, as well as conditions in our business and our results of operations. In addition, if our prior owner defaults on its contractual obligations under agreements in which we are a beneficiary, our ability to obtain financing could be adversely impacted. Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon our existing debt and credit facility may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make certain investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, each of which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We must manage our liquidity carefully to fund our working capital.

The need for working capital for our business varies due to fluctuations in the following amounts, among other factors:

- receivables;
- contract retentions;
- contract assets;
- contract liabilities;
- the size and status of contract mobilization payments and progress billings; and
- the amounts owed to suppliers and subcontractors.

We may have limited cash on hand and the timing of payments on our contract receivables is difficult to predict. If the timing of payments on our receivables is delayed or the amount of such payments is less than expected, our liquidity and ability to fund working capital could be materially and adversely affected.

Because our industry is capital-intensive and we have significant fixed and semi-fixed costs, our profitability is sensitive to changes in volume.

The property, plant and equipment needed to produce our products and provide our services can be very expensive. We must spend a substantial amount of capital to purchase and maintain such assets. Although we believe our current cash balance, along with our projected internal cash flows and available financing sources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property, plant and equipment necessary to operate our business, or if the timing of payments on our receivables is delayed, we may be required to reduce or delay planned capital expenditures or to incur additional indebtedness. In addition, due to the level of fixed and semi-fixed costs associated with our business, volume decreases could have a material adverse effect on our financial condition, results of operations or liquidity.

We rely on IT systems to conduct our business, and disruption, failure or security breaches of these systems could adversely affect our business and results of operations.

We rely on IT systems in order to achieve our business objectives. We also rely upon industry accepted security measures and technology to securely maintain confidential information maintained on our IT systems. However, our portfolio of hardware and software products, solutions and services and our enterprise IT systems may be vulnerable to damage or disruption caused by circumstances beyond our control such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses, cyber-attacks or other malicious software programs. The failure or disruption of our IT systems to perform as anticipated for any reason could disrupt our business and result in decreased performance, significant remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, litigation and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on our business operations, financial performance and financial condition.

We have implemented processes for systems under our control intended to mitigate risks, however, we can provide no guarantee that those risk mitigation measures will be effective. While we have historically been successful overall in defending against cybersecurity attacks and breaches, we have experienced nonmaterial breaches in the past and will likely again experience one or more breaches of some extent in the future, some of which may be material. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. We have incurred and may in the future incur significant costs in order to implement, maintain and/or update security systems we feel are necessary to protect our information systems, including due to the rapid evolution and increased adoption of artificial intelligence and machine learning technologies and especially as we continue to operate under a hybrid working model under which employees can work and access our technology infrastructure remotely. We may also miscalculate the level of investment necessary to protect our systems adequately. Since the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Our business also requires us to share confidential information with suppliers and other third parties. Although we take steps to secure confidential information that is provided to third parties, such measures may not always be effective and data breaches, losses or other unauthorized access to or releases of confidential information may occur and could materially adversely affect our reputation, financial condition and results of operations and could result in liability or penalties under data privacy laws.

To the extent that any system failure, accident or security breach results in material disruptions or interruptions to our operations or the theft, loss or disclosure of, or damage to our data or confidential information, including our intellectual property, our reputation, business, results of operations and/or financial condition could be materially adversely affected.

Cybersecurity attacks on or breaches of our information technology environment could result in business interruptions, remediation costs and/or legal claims.

To protect confidential customer, vendor, financial and employee information, we employ information security measures that secure our information systems from cybersecurity attacks or breaches. Even with these measures, we may be subject to unauthorized access of digital data with the intent to misappropriate information, corrupt data or cause operational disruptions. If a failure of our safeguarding measures were to occur, or if software or third-party vendors that support our information technology environment are compromised, it could have a negative impact to our business and result in business interruptions, remediation costs and/or legal claims, which could have a material adverse effect on our business, financial condition, results of operations and cash flows and which may not be fully insured by our cyber risk insurance policy.

Our business is seasonal and is affected by adverse weather conditions and the spending patterns of our customers, exposing us to variable quarterly results.

Some of our customers reduce their expenditures and work order requests towards the end of the fiscal year. Adverse weather conditions, particularly during the fall and winter seasons, can also affect our ability to perform outdoor services in certain regions. As a result, we generally experience reduced revenue in the first quarter of each fiscal year. Natural catastrophes and severe weather could also have a negative effect on the economy overall and on our ability to perform outdoor services in affected regions or utilize equipment and crews stationed in those regions, which could negatively affect our results of operations, cash flows and liquidity.

Pandemics and public health emergencies could materially disrupt our business and negatively impact our results of operations, cash flows and financial condition.

Pandemics and public health emergencies may impact our results of operations, cash flows and financial condition in ways that are uncertain, unpredictable and outside of our control. The extent of the impact of such an event depends on the severity and duration of the public health emergency or pandemic, as well as the nature and duration of federal, state and local laws, orders, rules, emergency temporary standards, regulations and mandates, together with protocols and contractual requirements implemented by our customers, that may be enacted or newly enforced in response. Additionally, our ability to perform our work during such an event may be dependent on the governmental or societal responses to these circumstances in the markets in which we operate. A pandemic or public health emergency is likely to heighten and exacerbate the risks described herein and could adversely affect our revenue, results of operations, and cash flows.

We have recorded intangible assets that could become impaired and adversely affect our results of operations. Assessing whether impairment has occurred requires us to make significant judgments and assumptions about the future, which are inherently subject to risks and uncertainties, and if actual events turn out to be materially less favorable than the judgments we make and the assumptions we use, we may be required to record impairment charges in the future.

Our intangible assets recorded consist of trademarks and customer contracts. We assess these assets for impairment annually, or more often if required. Our assessments involve a number of estimates and assumptions that are inherently subjective, require significant judgment and involve highly uncertain matters that are subject to change. The use of different assumptions or estimates could materially affect the determination as to whether or not an impairment has occurred. In addition, if future events are less favorable than what we assumed or estimated in our impairment analysis, we may be required to record an impairment charge, which could have a material adverse impact on our consolidated financial statements.

Both we and our customers use certain commodity products that are subject to significant price fluctuations. These fluctuations may have a material adverse effect on both our and our customers' financial condition, results of operations and cash flows. Fluctuations in commodity prices may also affect our customers' investment decisions and therefore subject us to risks of cancellation, delays in existing work, or changes in the timing and funding of new awards.

We are exposed to various commodity price risks, including, but not limited to, cement, steel, liquid asphalt, lumber, diesel fuel, natural gas and propane arising from transactions that are entered into in the normal course of business. We use petroleum based products, such as fuels, lubricants and liquid asphalt, to power or lubricate our equipment, operate our plants and as a significant ingredient in the asphaltic concrete we manufacture for sale to third parties and use in our asphalt paving construction projects. Although we are partially protected by asphalt or fuel price escalation clauses in some of our contracts, many contracts provide no such protection. We also use steel and other commodities in our construction projects that can be subject to significant price fluctuations. In order to manage or reduce commodity price risk, we monitor the costs of these commodities at the time of bid and price them into our contracts accordingly. Additionally, some of our contracts may include commodity price escalation clauses which partially protect us from increasing prices. Significant price fluctuations, including those as a result of evolving tariff or trade policies, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Commodity prices can also affect our customers in a number of ways. For example, for those customers that produce commodity products such as concrete, steel products, lumber and oil and gas, fluctuations in price can have a direct effect on their profitability and cash flows and, therefore, their willingness to continue to invest or make new capital investments. To the extent commodity prices decline or fluctuate, including those as a result of evolving tariff or trade policies, and our customers defer new investments or cancel or delay existing projects, the demand for our services decreases, which may have a material adverse impact on our business, financial condition, results of operations and cash flows.

Risks Related to Legal and Governmental Regulation

Our financial results could be impacted by uncertainty in U.S. trade policy, including uncertainty surrounding changes in tariffs, trade agreements or other trade restrictions imposed by the U.S. or other governments.

Our ability to conduct business can be impacted by changes in tariffs, changes or repeals of trade agreements or the imposition of other trade restrictions or retaliatory actions imposed by various governments. For example, the U.S. presidential administration has announced certain changes, and has proposed additional changes, in trade policies, including the imposition of significant tariffs on imports from other countries. These actions have resulted in, and are expected to further result in, responsive actions by impacted countries. The imposition of certain tariffs, including the "reciprocal tariffs" announced by the Trump administration, have been introduced and paused on numerous occasions, pending negotiations with the relevant countries. As a result, there continues to be significant uncertainty regarding the extent and duration of applicable tariffs, and their impact on the global economy. Any resulting economic downturns or market volatility could have significant impacts on our financial results. For example, rising prices could strain customer budgets and may result in downscaling or cancellation of future projects due to funding shortages, particularly with our customers. We cannot predict what further action may be taken with respect to tariffs or trade relations between the U.S. and other governments, and any further changes in U.S. or international trade policy could have an adverse impact on our business.

Environmental laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection and public health and safety. These laws and regulations impose numerous obligations applicable to our operations, including requirements to obtain a permit or other approval before conducting regulated activities, restrictions on the types, quantities and concentration of materials that can be released into the environment, limitations on activities on certain lands lying within wilderness, wetlands and other protected areas, and assessments of substantial liabilities for pollution resulting from our operations.

We have in the past been, and may in the future be, required to remediate contaminated properties currently or formerly owned or operated by us or third-party facilities that receive waste generated by our operations, regardless of whether such contamination resulted from our own actions or those of others and whether such actions complied with applicable laws at the time they were taken. In connection with certain acquisitions, we could assume, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties that we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended, including for mining purposes.

Numerous government authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Certain environmental laws impose strict liability (i.e., no showing of "fault" is required) or joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, compensatory damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. If more expansive and stringent environmental legislation and regulations were applied to our industry, our costs of doing business could and increase and, consequently, affect our profitability.

Our failure to comply with the regulations of EPA, OSHA and state and local agencies that oversee safety compliance could adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards and safety in excavation and demolition work, may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of business in complying with OSHA and other state and local laws and regulations, and could incur penalties and fines in the future, including, in extreme cases, criminal sanctions.

While we have invested, and will continue to invest, substantial resources in occupational health and safety programs, our industry involves a high degree of operational risk, and there can be no assurance that we will avoid significant liability. Although we have taken what we believe to be appropriate precautions, employees may suffer additional injuries in the future. Serious accidents of this nature may subject us to substantial penalties, civil litigation or criminal prosecution. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to deteriorate, or if we suffered substantial penalties, adverse publicity or criminal prosecution for violation of health and safety regulations, customers could cancel existing contracts and not award future business to us, which could materially adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.

A change in tax laws or regulations of any federal or state jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our business, financial condition, results of operations and cash flows.

We continue to assess the impact of various U.S. federal, state and international legislative proposals that could result in a material increase to our U.S. federal, state and/or international taxes. We cannot predict whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were to be enacted, or if modifications were to be made to certain existing regulations, the consequences could have a material adverse impact on us, including increasing our tax burden, increasing our cost of tax compliance or otherwise adversely affecting our business, financial condition, results of operations and cash flows. In addition, U.S. federal and state tax laws and regulations, including the One Big Beautiful Bill Act that was enacted in 2025, are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that it would be successful in any such challenge.

General Risk Factors

From time to time, we are involved in litigation proceedings, potential liability claims and contract disputes which may reduce our profits.

We may be subject to a variety of legal proceedings, liability claims or contract disputes. We engage in engineering and construction activities where design, construction or systems failures can result in substantial injury or damage. In addition, the nature of our business results in customers, subcontractors and suppliers occasionally presenting claims against us for recovery of costs they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We have been and may in the future be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. In proceedings when it is determined that we have liability, we may not be covered by insurance or, if covered, the dollar amount of these liabilities may exceed our policy limits. In addition, even where insurance is maintained for such exposure, the policies have deductibles resulting in our assuming exposure for a layer of coverage with respect to any such claims. Any liability not covered by our insurance, in excess of our insurance limits or, if covered by insurance but subject to a high deductible, could result in a significant loss for us, and reduce our cash available for operations. In other legal proceedings, liability claims or contract disputes, we may be covered by indemnification agreements which may at times be difficult to enforce. Even if enforceable, it may be difficult to recover under these agreements if the indemnitor does not have the ability to financially support the indemnity. Litigation and regulatory proceedings are subject to inherent uncertainties, and unfavorable rulings could occur. If we were to receive an unfavorable ruling in a matter or fail to fully or promptly recover on any claims (including customer claims), our business and results of operations could be materially harmed for reasons such as a material adverse impact on our liquidity and financial results. In addition, litigation and other proceedings may take up management's time and attention and take away from the time they are able to devote to other matters.

Although climate change and increasing regulations often drive demand for infrastructure, climate change, and related legislative and regulatory responses to climate change, may have a long-term impact on our business.

Although we believe that we may benefit from initiatives seeking to address the effects of climate change, and we seek to mitigate our business risks associated with climate change by establishing robust environmental programs and partnering with organizations who are also focused on mitigating their own climate related risks, we recognize that there are inherent climate related risks wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business is a priority and is not guaranteed. Any of these locations may be vulnerable to the adverse effects of climate change. For example, California, where we conduct a significant amount of business, has historically experienced, and is projected to continue to experience, climate-related events including drought and water scarcity, warmer temperatures, extreme weather, wildfires and air quality impacts and power shut-offs associated with wildfire prevention. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the U.S. and elsewhere, have the potential to disrupt our business, our third-party suppliers, and the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations.

Additionally, governmental bodies in the United States are enacting new or additional legislation and regulations to reduce or mitigate the potential impacts of climate change. Although certain of these actions are currently stayed pending judicial review and it is uncertain whether all applicable governing bodies will continue to pursue such legislation and regulation, if implemented as proposed, because we emit greenhouse gases through the combustion of fossil fuels as part of our operations, any such laws and regulations applicable to jurisdictions in which we operate could require us to incur costs to reduce greenhouse gas emissions associated with our operations, which would significantly increase our climate-related costs and disclosure obligations. If we, our suppliers, or our customers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience increased costs for energy, production, transportation, and raw materials, increased capital expenditures, or increased insurance premiums and deductibles, which could adversely impact our operations. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards is uncertain given the wide scope of potential regulatory change in the United States.

Focus by stakeholders on policies and practices related to corporate responsibility could result in additional costs and could adversely impact our reputation, investor perception, employee retention and willingness of third parties to do business with us.

In recent years, there has been focus from stakeholders, including government agencies, investors, consumers and employees, on our policies and practices related to corporate responsibility, including environment, climate, inclusion, human rights and governance transparency. Various jurisdictions are developing climate-related laws or regulations that could cause us to incur additional direct costs for compliance, as well as indirect costs resulting from our customers, suppliers, or additional compliance costs that are passed on to us. If our policies and practices do not meet regulatory requirements or stakeholders' expectations for responsible corporate citizenship in areas including environmental stewardship, employee health and safety practices, human capital management and corporate governance, our reputation and employee retention may be negatively impacted, and customers and suppliers may be unwilling to do business with us. In addition, we are subject to various federal and state laws in connection with our operations, and inconsistency in legislation and regulations among jurisdictions and expected additional regulations may require greater resources to monitor, report and comply with various practices related to corporate responsibility. Any assessment of the potential impact of future corporate responsibility-related regulations or industry standards is uncertain given the wide scope of potential regulatory change where we operate. Further, there are a number of state-level anti-ESG initiatives in the United States that may conflict with other regulatory requirements or various stakeholders' expectations. If we fail to comply or meet the legal and regulatory requirements or expectations of our various stakeholders, we may be subject to enforcement actions, required to pay fines, and/or investors may sell their share, all of which could have short- and long-term impacts on our business and operations.

Deterioration of the United States economy could have a material adverse effect on our business, financial condition and results of operations.

To the extent that Congress is unable to lower United States debt substantially, a decrease in federal spending could result, which could negatively impact the ability of government agencies to fund existing or new infrastructure projects. In addition, such actions could have a material adverse effect on the financial markets and economic conditions in the United States as well as throughout the world, which may limit our ability and the ability of our customers to obtain financing and/or could impair our ability to execute our acquisition strategy. Deterioration in general economic activity and infrastructure spending or Congress deficit reduction measures could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our controlling stockholder is able to exert substantial influence.

As of January 2, 2026, our controlling stockholder beneficially owned over 59% of our outstanding shares of common stock. As a result, the controlling stockholder can exert substantial influence over the outcome of any corporate matter submitted to our stockholders for approval, including the election of directors and any transaction that might cause a change in control, such as a merger or acquisition. Any stockholder in favor of a matter that is opposed by our controlling stockholder and members of our management would have to obtain a significant number of votes to overrule their votes.

Because we are relying on the exemptions from corporate governance requirements as a result of being a "controlled company" within the meaning of the Nasdaq listing standards, you do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Our Executive Chairman and entities affiliated with him control a majority of our common stock. As a result, we are a controlled company within the meaning of the Nasdaq listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a controlled company and may elect not to comply with certain Nasdaq corporate governance requirements, including (1) the requirement that a majority of the Board consist of independent directors, (2) the requirement that we have a Nominating and Corporate Governance Committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, and (3) the requirement that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all Nasdaq corporate governance requirements. We currently rely on the controlled company exemptions permitted by Nasdaq with respect to the composition of our Board and our Compensation Committee, and although we currently have a Nominating and Corporate Governance Committee composed of a majority of independent directors, we may rely on controlled company exemptions permitted by Nasdaq with respect to that committee's composition in the future. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified by Nasdaq listing standards.

Future sales or other dilution of our equity could adversely affect the market price of our common stock.

We may issue additional equity securities in the future to fund our operations, strengthen our balance sheet, or for other corporate purposes. The issuance of additional shares of common stock, preferred stock, or convertible securities could be substantially dilutive to holders of our common stock. Additionally, as restricted stock units, performance stock units, stock options, or warrants vest or are exercised, our stockholders will experience further dilution. In September 2025, we entered into an At the Market Offering Agreement ("ATM Program") with Roth Capital Partners, LLC, pursuant to which we may offer and sell up to $7.8 million of our common stock from time to time. Sales under our ATM program will result in dilution for our stockholders. We may refresh or expand our ATM Program in the future, resulting in additional dilution. Holders of our common stock have no preemptive rights to purchase their pro rata share of any offering. The market price of our common stock could decline as a result of sales of shares under our ATM Program or other equity offerings, or the perception that such sales could occur.

We do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not experience gains and could potentially lose on their investment in our shares.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including any indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. As a result, capital appreciation, if any, of our shares will be investors' sole source of gain for the foreseeable future.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could significantly reduce the value of our shares to a potential acquirer or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents include the following:

- the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror,

- the required approval of at least $66\frac{2}{3}\%$ of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors,

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders, and

- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

In addition, these provisions would apply even if we were to receive an offer that some stockholders may consider beneficial.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law ("DGCL"). Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, our board of directors has approved the transaction.

Our amended and restated charter documents provide that the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State

of Delaware) will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.

Our amended and restated charter documents provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee, or stockholder of ours to us or our stockholders, (iii) action asserting a claim against us or any current or former director or officer of ours arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Our amended and restated certificate of incorporation further will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated charter documents, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as it applies to an emerging growth company or if we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our financial statements and our share price may be adversely affected.

We are subject to Section 404(a) of the Sarbanes-Oxley Act, which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures and to disclose significant changes made in our internal controls and procedures and our management is required to assess and report on the effectiveness of our internal control over financial reporting.

We comply with Section 404(a) of the Sarbanes-Oxley Act by testing, assessing and, as necessary, strengthening our system of internal controls on an annual basis. Furthermore, as our business continues to grow, our internal controls will become more complex and will require significantly more resources and attention to ensure that our internal controls remain effective overall. This process is complicated and time-consuming, and may divert management's attention from revenue-generating activities. For so long as we continue to qualify as an emerging growth company or smaller reporting company, we will not be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which requires an independent registered public accounting firm to attest to and report on management's assessment of its internal control over financial reporting. If we become subject to Section 404(b) of the Sarbanes- Oxley Act, we will incur additional expenses in order to obtain the required attestation report.

Over the course of testing our internal controls, our management may identify material weaknesses, which may not be remediated in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of preparing the financial statements that are included in this Annual Report on Form 10-K, our management has determined that as of January 2, 2026, we have material weaknesses in our internal control over financial reporting, which relate to the design and operation of internal control over financial reporting, lack of formal and effective controls over certain financial statement account balances, and lack of effective controls over the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") principles including control environment, risk assessment, control activities, information and communications and monitoring.

In order to remediate these material weaknesses, we have hired and continue to seek out additional accounting and finance staff members with public company reporting experience, to augment our current staff and to improve the effectiveness of our closing and financial reporting processes. We have designed and implemented new entity level controls, information system general controls and financial reporting controls.

If we fail to remediate the material weaknesses identified above in a timely manner or if we identify future deficiencies in our internal control over financial reporting, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are intended to be designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that there are judgments in decision-making, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system and material weaknesses in internal control over financial reporting continuing as of January 2, 2026, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We are an emerging growth company and a smaller reporting company, and because we take advantage of specified reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies, our financial statements may not be comparable to companies that comply with public company effective dates, which may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until December 29, 2028 (the last day of the fiscal year following the fifth anniversary of our IPO). However, if certain events occur prior to December 29, 2028, including if we become a "large accelerated filer," as defined under the Exchange Act, our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

- being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements;

- not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley);

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, identification of critical audit matters or a supplement to the auditor's report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

- reduced disclosure obligations regarding executive compensation; and

- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this exemption and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Our financial statements may, therefore, not be comparable to those of companies that comply with such accounting standards and auditor attestation requirements. We cannot predict whether investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We maintain a data security plan designed to provide a documented and formalized information security policy to detect, identify, classify and mitigate internal and external cybersecurity and other data security threats. This cybersecurity program is based in-part on, and its effectiveness is measured using applicable industry standards, and is integrated into our overall enterprise risk management program. This integration ensures that cybersecurity considerations are an integral part of our decision-making processes.

In furtherance of detecting, identifying, classifying and mitigating cybersecurity and other data security threats, including such threats associated with our joint venture partners and our use of any third-party service providers, we also:

- assess and analyze baseline configuration standards to ensure that they meet the intent and effectiveness required for the overall safety and security (both logically and physically) of critical system components;

- ensure the asset inventory for relevant system components is kept current and accurate;

- ensure that network connection arrangement documents are kept current and accurate;

- limit access rights to system components to authorized personnel only, with all end-users being properly granted access in accordance with stated access rights policies and procedures;

- deploy anti-virus solutions on all applicable system components, with the respective anti-virus solutions being the most current versions available from applicable vendors, enabled for automatic updates and configured for conducting periodic scans as necessary;

- provision, hardens, secures and locks down critical system resources;

- use internal and external vulnerability scanning procedures, along with network layer and anti-hacking tests;

- facilitate requests for validation of baseline configurations for purposes of regulatory compliance assessments and audits; and

- provide mandatory training and optional certification accreditation for purposes of maintaining an acceptable level of information security expertise necessary for configuration management.

Conducting our businesses involves the collection, storage, use, disclosure, processing, transfer, and other handling of a wide variety of information, including personally identifiable information, for various purposes in our businesses. Like other comparable-sized companies that process a wide variety of information, our information technology systems, networks and infrastructure and technology have been, and may in the future be, vulnerable to cybersecurity attacks and other data security threats. As of the date of this Form 10-K, we do not believe any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, including our results of operations or financial condition. However, cybersecurity attacks are constantly evolving, may be difficult to detect quickly, and often are not recognized until after they have been launched against a target. For example, the emergence of artificial intelligence has provided additional tools for those who perpetrate these attacks, including through social engineering, the development of customized malware, and an enhanced ability to evade detection. Despite our security measures, there can be no assurance that we, [our joint venture partners,] or the third parties with which we interact, will not experience a cybersecurity incident in the future that will materially affect us. For more information about these and other cybersecurity risks faced by us, see *"Risk Factors – Risks Related to Our Business and Industry – We rely on IT systems to conduct our business, and disruption, failure or security breaches of these systems could adversely affect our business and results of operations"* and *"– Cybersecurity attacks on or breaches of our information technology environment could result in business interruptions, remediation costs and/or legal claims"*.

Our board of directors has ultimate oversight for risks relating to our data security plan. In addition, the board of directors has delegated primary responsibility to the Audit Committee for assessing and managing data privacy and cybersecurity risks, reviewing data security and cybersecurity policies and processes with respect to data privacy and cybersecurity risk assessment and management, reviewing steps management has taken to monitor and control such risks, and regularly inquires with our management team, internal auditors and independent auditors in connection therewith. The Audit Committee also considers the evolution of different cybersecurity threats, including through artificial intelligence. The Audit Committee is also responsible for overseeing our investigation of, and response to, any cybersecurity attacks or threats.

We also have a dedicated team of employees overseeing our data security plan and initiatives, led by our Director of IT. With over twenty years of experience in the field of cybersecurity, our Director of IT brings a wealth of expertise to her role. Her background includes extensive experience in all facets of information technology and information security. Her in-depth knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our Director of IT also works directly in consultation with internal and external advisors in connection with data security planning and initiatives. We engage such external advisors to assist with the evaluation of our technology, security, critical risk areas and related controls to improve our ability to identify and detect, protect against, and recover from, cybersecurity incidents and other evolving threats and to appropriately benchmark against industry practices.

We have developed a procedure by which the board of directors and management are informed about relevant cybersecurity risks, allowing for effective cybersecurity oversight and the ability of the Company to monitor, prevent, detect, mitigate and remediate cybersecurity incidents. The results of our evaluations and the feedback from our engagements are used to drive alignment on, and prioritization of, initiatives to enhance our cybersecurity strategies, policies, and processes and make recommendations to improve processes.

In the event of a potential or actual cybersecurity event, the Director of IT immediately notifies general counsel at which point the information security incident response plan is activated if warranted. The information security incident response plan provides the procedures for responding, including personnel required to be informed and updated. The board of directors is informed promptly in the event such incident is, or is reasonably expected to have, a material impact on operations or financial condition.

Item 2. Properties.

We complete the scope work on our projects from multiple locations throughout the country. We lease administrative offices in Irvine, California, Denver, Colorado, Suisun, California, Boise, Idaho and in other locations throughout the United States. We also lease an equipment maintenance and repair facility located in Tracy, California, which we use to store our inventory of construction materials as well as to maintain and repair our equipment. Below are our primary regional office and equipment facility locations. We have identified the locations that support our business strategy and maintain contractor licenses in all other states where we have current or awarded projects and have both project offices on site and sufficient equipment available at every facility. Should a project opportunity arise in a state in which we currently do not maintain a contractor license, we have the ability to obtain additional licenses and transport equipment and other resources to such states where we do not currently operate to meet the requirements of future contracts. Accordingly, we believe we have active and appropriate licensing in all strategic locations and we have the ability to obtain the proper licenses in additional states we may choose to do business in the future.

Location	Owned or Leased	Approximate Size
Irvine, CA – Office	Leased	6,000 sq. ft.
Suisun, CA – Office	Leased	10,221 sq. ft.
Riverside, CA – Equipment Facility	Leased	13,289 sq. ft.
Richmond, CA - Office	Leased	7,575 sq. ft.
Tracy, CA - Equipment Facility	Leased	10,000 sq. ft., 43 acres
Denver, CO – Office	Leased	7,211 sq. ft.
Boise, ID – Office	Leased	1,704 sq. ft.
Chattanooga, TN - Office	Leased	570 sq. ft.

Item 3. Legal Proceedings.

For a discussion of our legal proceedings, see Note 12 - Commitments and Contingencies of the notes to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock, par value $0.01 per share, trades on the Nasdaq Capital Market under the trading symbol "SHIM".

Holders

Substantially all of our stockholders maintain their shares in "street name" accounts and are not individually stockholders of record. According to the records of our transfer agent, there were eight stockholders of record as of March 11, 2026.

Dividends

We do not intend to declare or pay dividends on our common stock in the near-term. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination to pay dividends will be made by our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, liquidity and capital requirements, contractual restrictions, general economic conditions and other factors that our board of directors may deem relevant.

Stock Performance Graph

Not applicable as we are a "smaller reporting company," as defined in the Exchange Act.

Unregistered Sales of Equity Securities

None.

Issuer Repurchase of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not be indicative of future performance. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non-historical statements in this discussion are forward looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Forward-Looking Statements" and "Risk Factors" as well as those described from time to time in our future reports with the SEC. This discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K.

In this discussion, we use certain non-GAAP financial measures. Explanation of these non-GAAP financial measures and reconciliation to the most directly comparable GAAP financial measures are included in this Management's Discussion and Analysis of Financial Condition and Results of Operations. Investors should not consider non-GAAP financial measures in isolation or as substitutes for financial information presented in compliance with GAAP.

Overview

Shimmick is an industry leader in delivering turnkey infrastructure solutions that strengthen critical markets across water, energy, climate resiliency, and sustainable transportation. With a track record that spans over a century, Shimmick, headquartered in California, unites deep engineering heritage with entrepreneurial spirit to tackle today's most complex infrastructure challenges. We integrate technical excellence with collaborative project delivery methods to provide innovative, technology-driven infrastructure solutions that accelerate economic growth and empower communities nationwide.

We have a long history of successfully completing complex water projects, ranging from the world's largest wastewater recycling and purification system in California to the iconic Hoover Dam. According to Engineering News Record, in 2025, we are nationally ranked as a top fifteen builder of water supply (#12), dams and reservoirs (#8), and water treatment and desalination plants (#11). Our business includes construction operations from Morrison Knudsen and Washington Group International which were consolidated in 2017 by AECOM. In 2021, we were sold by AECOM and became an independent company under new private ownership (the "AECOM Sale Transaction"). In November 2023, we completed our initial public offering (the "IPO") and currently our stock is listed for trading on the Nasdaq Capital Market under the symbol "SHIM".

We selectively focus on the following types of infrastructure projects:

Water Treatment and Resources

- *Water and Wastewater Treatment*. We expand, rehabilitate, upgrade, build and rebuild water and wastewater treatment infrastructure including desalination plants. We implement treatment technologies including ozonation, biological activated carbon, membrane filtration, reverse osmosis, chemical treatment, and oxidation. Our projects aim to ensure access to clean and safe drinking water, protect public health and reduce waterborne diseases and contribute to protecting the environment by removing pollutants and contaminants from wastewater before it is released back into ecosystems.

- *Water Resources*. We construct, rehabilitate and upgrade dams, reservoirs, and water conveyance and storage systems. This includes flood control systems, pump stations, and coastal protection infrastructure. Select projects of ours enable reliable water supply, generate hydroelectric power, and control flooding, ensuring water availability and energy security. Our work contributes to protecting communities from flood damage to safeguard lives, property and infrastructure.

Other Critical Infrastructure

We build, retrofit, expand, rehabilitate, operate and maintain our nation's critical infrastructure, including mass transit, bridges and military infrastructure. We work on projects that we believe are vital for economic growth, social connectivity, and accessibility. We believe our projects enable smooth and efficient movement of people and goods, foster trade, address environmental sustainability and improve quality of life for individuals and communities. Within critical infrastructure, we are focused primarily on the following types of projects:

- *Climate Resilience*. We build and upgrade levees, flood walls, pump stations, drainage systems, and strengthen existing infrastructure both in preparation to withstand severe weather events and in response to such events to facilitate recovery.

- *Transportation and Mobility*. We construct mass transit systems (light passenger rail and bus rapid transit), autonomous transportation solutions (personal rapid transit, autonomous fixed guideway people movers, etc.) and implement intelligent transportation technologies.

- *Energy Transition*. We modify facilities to accommodate electric vehicle fleets for transit agencies and municipalities, implement renewable energy components in our projects, and support data center construction.

As of January 2, 2026, we had a backlog of projects of approximately $793 million, mostly located in California, with ongoing projects in five other states. We self-perform many of these projects, which we believe allows us to better control critical aspects of construction, reduce cost and schedule risks, and deliver greater value to clients.

Our History and the AECOM Sale Transaction

Overview

Shimmick was founded in 1990 in California and operated as a regional infrastructure construction contractor throughout California for nearly 30 years. In 2017, AECOM acquired Shimmick and consolidated it with its existing construction services, which included former construction operations from Morrison Knudsen, Washington Group International, and others.

In January 2021, we were sold by AECOM and began operating as an independent company under new private ownership ("AECOM Sale Transaction") under a December 2020 Purchase Agreement with SCC Group, a special purpose entity formed for the purpose of entering into and consummating the sale transaction including acquiring 100% of the stock of the Company and certain other assets related to our business and our subsidiaries to the extent owned by Seller Entities or their affiliates. After the transaction, we began a transformation to shift our strategy to meet the nation's growing need for water and other critical infrastructure and grow our business.

On November 16, 2023, the Company completed its initial public offering of 3,575,000 shares of common stock at a price to the public of $7.00 per share (the "IPO"). The net proceeds to the Company from the IPO were approximately $19 million, after deducting underwriting discounts and commissions and before estimated offering expenses payable by the Company. Shimmick's common stock began trading on November 14, 2023 and is currently listed for trading on the Nasdaq Capital Market under the symbol "SHIM".

Key Factors Affecting Our Performance and Results of Operations

We expect that our results of operations will be affected by a number of factors which we have discussed below.

Weather, natural disasters and emergencies. The results of our business in a given period can be impacted by adverse weather conditions, severe weather events, natural disasters or other emergencies, which include, among other things, heavy or prolonged snowfall or rainfall, hurricanes, tropical storms, tornadoes, floods, blizzards, extreme temperatures, wildfires, post-wildfire floods and debris flows, pandemics and earthquakes. These conditions and events can negatively impact our financial results due to, among other things, the termination, deferral or delay of projects, reduced productivity and exposure to significant liabilities.

Seasonality. Typically, our revenue is lowest in the first quarter of the year because cold, snowy or wet conditions can create challenging working environments that are more costly for our customers or cause delays on projects. Second quarter revenue is typically higher than those in the first quarter, as some projects begin, but continued cold and wet weather can often impact productivity. Third quarter revenue is typically the highest of the year, as a greater number of projects are underway and operating conditions, including weather, are normally more accommodating. Project geographic location will also dictate how seasonality affects productivity and timing. Also, the holiday season and inclement weather can sometimes cause delays during the fourth quarter, reducing revenue and increasing costs.

Our Ability to Fulfill Backlog Orders. Our backlog consists of the estimated amount of services to be completed from future work on uncompleted contracts or work that has been awarded with contracts still being negotiated. It also includes revenue from change orders and renewal options. Most of our contracts are cancelable on short or no advance notice. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenues reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, anticipated seasonal impacts, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our Ability to Obtain New Projects. We selectively bid on projects that we believe offer an opportunity to meet our profitability objectives or that offer the opportunity to enter promising new markets. The potential customers conduct rigorous competitive processes for awarding many contracts. We will potentially face strong competition and pricing pressures for any additional contract awards from other government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria.

Our Ability to Successfully Expand our Footprint. We review our bidding opportunities to attempt to minimize concentration of work with any one customer, in any one industry, or in tight labor markets. We believe that by carefully positioning ourselves in markets that have meaningful barriers to entry, like those with highly technical or specialized scopes of work, we can continue to be competitive. For example, we target projects with significant, highly-technical work that we can self-perform. We believe this provides us with a distinct pricing advantage, as well as better risk management. In addition, as a result of federal and state-level infrastructure initiatives, we believe that funding for technical construction projects may exceed capacity, enabling us to opportunistically target smaller specialized projects with less risk at higher margins. Furthermore, on June 23, 2025 we announced the launch of Axia Electric, a dedicated electrical subsidiary designed to meet growing market demand for specialized, high-performance electrical and power distribution solutions, which represents an expansion of our electrical capabilities and positions us to expand to additional geographies such as Texas, Georgia and Tennessee. We may be limited in our ability to expand our footprint into these new project types and geographies by barriers to entry to new markets, competition, and availability of capital and skilled labor.

We primarily compete for new contracts independently, seeking to win and complete new projects directly for our customers. Our customers primarily award contracts using one of two methods: the traditional public "competitive bid" method, in which price is the major determining factor, or through a "best value" or collaborative contract proposal, where contracts are awarded based on a combination of technical qualifications, proposed project team, schedule, the ability to obtain surety bonds, past performance on similar projects and price, which we believe creates a barrier to entry. Many of our contracts are awarded on a fixed-price basis, and we earn and recognize revenue using an input measure of total costs incurred divided by total costs expected to be incurred.

Our Ability to Obtain Approval of Change Orders and Successfully Pursue Claims. We are subject to variation in scope and cost of projects from our original projections. In certain circumstances, we seek to collect or assert claims against customers, engineers, consultants, subcontractors or others involved in a project for additional costs exceeding the contract price or for amounts not included in the original contract price. Our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. However, this process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. Public sector customers may seek to impose contractual risk-shifting provisions more aggressively or there could be statutory and other legal prohibitions that prevent or limit contract changes or equitable adjustments.

Our Ability to Control Project Costs. Our costs primarily consist of payroll, equipment, materials, and other project related expenses. With a consistent focus on profitability by our management team, we leverage information technology and utilize financial systems to improve project execution and control costs. However, if we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract. Also, our labor and training expenses may increase as a result of a shortage in the supply of skilled personnel. We may not be able to pass these expenses on to our customers, which could adversely affect our profitability. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of performing our contracts. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs. In addition, the market value of our equipment may unexpectedly decline at a faster rate than anticipated.

In addition, as is customary in the construction business, we are required to provide surety bonds to our customers to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation, as well as certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. If we are unable to obtain adequate bonding or if the cost of bonding materially increases, it would limit the amount that we can bid on new contracts, limit the competitiveness of our bids, and could have a material adverse effect on our future revenue and business prospects.

Our Ability to Control Selling General and Administrative Costs. We incur significant expenses on an ongoing basis as a public company that we did not incur as a private company. Those costs include additional director and officer liability insurance expenses, stock exchange listing expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal and investor and public relations expenses. These costs are generally selling, general and administrative expenses. We have also implemented the 2023 Omnibus Incentive Plan to align our equity compensation program with public company plans and practices, which increases our stock-based compensation expense.

Joint Ventures. We participate in various construction joint ventures in order to share expertise, risk and resources for certain highly complex, large, and/or unique projects. Generally, each construction joint venture is formed to accomplish a specific project and is jointly controlled by the joint venture partners. We select our joint venture partners based on our analysis of their construction and financial capabilities, expertise in the type of work to be performed and past working relationships, among other criteria. The joint venture agreements typically provide that our interests in any profits and assets, and our respective share in any losses and liabilities, that may result from the performance of the contract are limited to our stated percentage interest in the project. Under each joint venture agreement, one partner is designated as the sponsor. The sponsoring partner typically provides administrative, accounting and much of the project management support for the project and generally receives a fee from the joint venture for these services. We have been designated as the sponsoring partner in some venture projects and are a non-sponsoring partner in others. We incur transaction and integration costs prior to fully realizing the benefits of acquisition synergies. Joint ventures often require significant investments before they begin operations and we incur many of these costs prior to realizing any gain on the investment in the joint venture. If we are unable to recoup these costs, it could have a significant impact on our business.

How We Assess Performance of Our Business

Revenue

We currently derive our revenue predominantly by providing infrastructure, operations and management services around the United States. We generally recognize revenue over-time as performance obligations are satisfied and control over promised goods or services are transferred to our customers.

Gross Margin

Gross margin represents revenue less contract costs. Contract costs consist of all direct and indirect costs on contracts, including raw materials, labor, equipment costs, and subcontractor costs. If the estimates of costs to complete fixed-price contracts indicate a further loss, the entire amount of the additional loss expected over the life of the project is recognized in the current period in cost of revenue.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries and personnel costs for our administrative, finance and accounting, legal, information systems, human resources and certain managerial employees. Additional expenses include audit, consulting and professional fees, travel, insurance, office space rental costs, property taxes and other corporate and overhead expenses.

Equity in Earnings (Loss) of Unconsolidated Joint Ventures

Equity in earnings (loss) of unconsolidated joint ventures includes our return on investment in unconsolidated joint ventures.

Net Loss

Net loss represents earnings after consideration of all operating expenses and other income and expenses to measure loss to allocate resources and assess financial performance.

Results of Operations

The following table sets forth selected financial data for the fiscal year ended January 2, 2026 compared to the fiscal year ended January 3, 2025:

(In thousands, except percentage data)	Fiscal Year Ended		$ Change	% Change	% of Revenue	
	January 2, 2026	January 3, 2025			January 2, 2026	January 3, 2025
Revenue	$ 492,844	$ 480,236	$ 12,608	3%	100%	100%
Cost of revenue	459,252	535,885	(76,633)	(14)	93	112
Gross margin	33,592	(55,649)	89,241	(160)	7	(12)
Selling, general and administrative expenses	54,576	63,966	(9,390)	(15)	11	13
ERP pre-implementation asset impairment and associated costs	—	15,708	(15,708)	(100)	—	3
Total operating expenses	54,576	79,674	(25,098)	(32)	11	17
Equity in earnings (loss) of unconsolidated joint ventures	1,508	(4,728)	6,236	(132)	—	(1)
Gain on sale of assets	75	20,725	(20,650)	(100)	—	4
Loss from operations	(19,401)	(119,326)	99,925	(84)	(4)	(25)
Interest expense	6,660	5,426	1,234	23	1	1
Other (income) expense, net	(636)	959	(1,595)	(166)	—	—
Net loss before income tax	(25,425)	(125,711)	100,286	(80)	(5)	(26)
Income tax benefit	—	963	(963)	(100)	—	—
Net loss	$ (25,425)	$ (124,748)	$ 99,323	(80)%	(5)%	(26)%

Revenue and gross margin

The following table sets forth disaggregated data on revenues and gross margin for the fiscal year ended January 2, 2026 compared to the fiscal year ended January 3, 2025:

(In thousands, except percentage data)	Fiscal Year Ended January 2, 2026	Fiscal Year Ended January 3, 2025	$ Change	% Change
Shimmick Projects				
Revenue	$ 397,200	$ 355,683	$ 41,517	12%
Gross Margin	$ 40,141	$ 12,094	$ 28,047	232%
Gross Margin (%)	10%	3%		
Non-Core Projects				
Revenue	$ 95,644	$ 124,553	$ (28,909)	(23)%
Gross Margin	$ (6,549)	$ (67,743)	$ 61,194	(90)%
Gross Margin (%)	(7)%	(54)%		
Consolidated Total				
Revenue	$ 492,844	$ 480,236	$ 12,608	3%
Gross Margin	$ 33,592	$ (55,649)	$ 89,241	(160)%
Gross Margin (%)	7%	(12)%		

Shimmick Projects

Projects started after the AECOM Sale Transaction ("Shimmick Projects") have focused on critical infrastructure aligned with our strategy, including water, climate resilience, energy transition and sustainable transportation. Revenue recognized on Shimmick Projects was $397 million and $356 million for the fiscal years ended January 2, 2026 and January 3, 2025, respectively. The $42 million increase in revenue was primarily the result of $87 million of revenue from new higher margin projects ramping up and $31 million of revenue from a California Palisades fire clean-up project, partially offset by $77 million of decreases in revenue from lower activity on existing projects and projects winding down.

Gross margin recognized on Shimmick Projects was $40 million and $12 million for the fiscal years ended January 2, 2026 and January 3, 2025, respectively. The $28 million increase in the gross margin was primarily the result of $21 million in gross margin from new projects ramping up and $7 million in gross margin from a California Palisades fire clean-up project.

Non-Core Projects

As part of the AECOM Sale Transaction, we acquired projects and backlog that were started under prior ownership (formerly referred to as "Legacy and Foundations Projects"). Separately, the Company entered into an agreement to sell the assets of our foundation drilling Non-Core Projects in the second quarter of 2024 and continued to wind down the remaining work which is substantially completed.

Non-Core Projects revenue was $96 million and $125 million for the fiscal year ended January 2, 2026 and January 3, 2025, respectively. The $29 million decrease was primarily the result of the favorable GGB Project settlement which included a $31 million increase to revenue during the third quarter of 2024, which did not reoccur during the fiscal year ended January 2, 2026 as well as a result of projects winding down to completion. These impacts were partially offset by the settlement on a federal lock and dam Non-Core Project which included a $23 million reduction to revenue during the second quarter of 2024, which also did not reoccur during the fiscal year ended January 2, 2026.

Gross margin was $(7) million for the fiscal year ended January 2, 2026 as compared to $(68) million for the fiscal year ended January 3, 2025. The $61 million increase was primarily the result of the settlement on a federal lock and dam Non-Core Project discussed above which included a $30 million reduction to gross margin during the second quarter of 2024 as well as $19 million of cost increases for time and design-related schedule extensions identified

during the fiscal year ended January 3, 2025 which did not reoccur during the fiscal year ended January 2, 2026. These improvements in margin from prior period were partially offset by the favorable GGB Project settlement, which contributed $11 million to gross margin during the third quarter of 2024 and did not reoccur during the fiscal year ended January 2, 2026.

A subset of Non-Core Projects ("Non-Core Loss Projects") have experienced significant cost overruns due to the COVID pandemic, design issues, legal costs and other factors. In the Non-Core Loss Projects, we have recognized the estimated costs to complete and the loss expected from these projects. If the estimates of costs to complete fixed-price contracts indicate a further loss, the entire amount of the additional loss expected over the life of the project is recognized as a period cost in the cost of revenue. As these Non-Core Loss Projects continue to wind down to completion, no further gross margin will be recognized absent external factors and in some cases, there may be additional costs associated with these projects that could lower gross margin. Revenue recognized on these Non-Core Loss Projects was $74 million and $68 million for the fiscal year ended January 2, 2026 and January 3, 2025, respectively. Gross margin recognized on these Non-Core Loss Projects was $(2) million and $(45) million for the fiscal year ended January 2, 2026 and January 3, 2025, respectively. The change in gross margin was primarily the result of the settlement of the claims discussed above as well as cost increases for time and design-related schedule extensions during the fiscal year ended January 3, 2025 which did not reoccur during the fiscal year ended January 2, 2026.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $9 million during the fiscal year ended January 2, 2026 primarily as a result of the continued implementation of our transformation plan.

Equity in earnings (loss) of unconsolidated joint ventures

Equity in earnings of unconsolidated joint ventures was $2 million for the fiscal year ended January 2, 2026 compared to equity in loss of unconsolidated joint ventures of $5 million for the fiscal year ended January 3, 2025 primarily as the result of increased costs due to schedule extensions experienced during the fiscal year ended January 3, 2025 which did not reoccur during the fiscal year ended January 2, 2026.

Gain on sale of assets

Gain on sale of assets, net decreased by $21 million during the fiscal year ended January 2, 2026 primarily due to the $17 million gain recognized on the transaction for the sale-leaseback of our equipment yard in Tracy, California and the $4 million gain recognized on the sale of the assets of our foundation drilling Non-Core Projects, each of which occurred during the fiscal year ended January 3, 2025 and did not reoccur during the fiscal year ended January 2, 2026.

Interest expense

Interest expense increased by $1 million primarily due to increased average borrowings on the Credit Agreement during the fiscal year ended January 2, 2026 as well as interest expense incurred on the ACF Credit Agreement and Ansley Loan Agreement entered into during the fiscal year ended January 2, 2026.

Other (income) expense, net

Other income, net was $1 million for the fiscal year ended January 2, 2026 compared to other expense, net of $1 million for the fiscal year ended January 3, 2025 primarily as the result of a $1 million loss recognized on the settlement of certain claims with AECOM as well as expenses recognized associated with the change in fair value of contingent consideration and other costs incurred during the fiscal year ended January 3, 2025 which did not reoccur during the fiscal year ended January 2, 2026.

Income tax benefit

Due to a tax loss for the fiscal year ended 2025, no income tax expense was recorded for the fiscal year ended January 2, 2026. Income tax benefit of $1 million was recognized for the fiscal year ended January 3, 2025, primarily as the result of a decrease in other taxes payable.

Net loss

Net loss decreased by $100 million to a net loss of $25 million for the fiscal year ended January 2, 2026, primarily due to an increase in gross margin of $89 million, a decrease in ERP pre-implementation asset impairment and associated costs of $16 million, a decrease in selling, general and administrative expenses of $9 million, an increase in equity in earnings (loss) of unconsolidated joint ventures of $6 million and an increase in other (income) expense, net of $2 million, partially offset by a decrease in gain on sale of assets of $21 million and an increase in interest expense of $1 million, all as described above.

Non-GAAP financial measures

We report our financial results in accordance with GAAP. However, management believes that certain non-GAAP financial measures provide investors with additional useful information in evaluating our performance. Therefore, to supplement our consolidated financial statements, we provide investors with certain non-GAAP financial measures, including Adjusted net loss and Adjusted EBITDA.

Adjusted net loss

Adjusted net loss represents Net loss attributable to Shimmick Corporation adjusted to eliminate stock-based compensation, ERP pre-implementation asset impairment and associated costs, legal fees and other costs for Non-Core Projects and transaction-related costs and changes in fair value of contingent consideration remaining after the impact of transactions with our prior owner. We have also made an adjustment for transformation costs we have incurred including advisory costs in connection with settling outstanding claims, exiting the Non-Core Projects and transforming the Company to shift our strategy to meet the nation's growing need for water and other critical infrastructure and grow our business.

We have included Adjusted net loss in this Annual Report on Form 10-K because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In particular, we believe that the exclusion of the income and expenses eliminated in calculating Adjusted net loss can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted net loss provides useful information to investors and others in understanding and evaluating our results of operations.

Our use of Adjusted net loss as an analytical tool has limitations, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:

- Adjusted net loss does not reflect changes in, or cash requirements for, our working capital needs,

- Adjusted net loss does not reflect the potentially dilutive impact of stock-based compensation, and

- other companies, including companies in our industry, might calculate Adjusted net loss or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these and other limitations, you should consider Adjusted net loss alongside Net loss attributable to Shimmick Corporation, which is the most directly comparable GAAP measure.

Adjusted EBITDA

Adjusted EBITDA represents our Net loss attributable to Shimmick Corporation before interest expense, income tax benefit and depreciation and amortization, adjusted to eliminate stock-based compensation, ERP pre-implementation asset impairment and associated costs, legal fees and other costs for Non-Core Projects and transaction-related costs and changes in fair value of contingent consideration remaining after the impact of transactions with our prior owner. We have also made an adjustment for transformation costs we have incurred including advisory costs in connection with settling outstanding claims, exiting the Non-Core Projects and transforming the Company to shift our strategy to meet the nation's growing need for water and other critical infrastructure and grow our business.

We have included Adjusted EBITDA in this Annual Report on Form 10-K because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In particular, we believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations.

Our use of Adjusted EBITDA as an analytical tool has limitations, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are:

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized might have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements,

- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs,

- Adjusted EBITDA does not reflect the potentially dilutive impact of stock-based compensation,

- Adjusted EBITDA does not reflect interest or tax payments that would reduce the cash available to us, and

- other companies, including companies in our industry, might calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these and other limitations, you should consider Adjusted EBITDA alongside Net loss attributable to Shimmick Corporation, which is the most directly comparable GAAP measure. See reconciliations below:

	Fiscal Year Ended	
	January 2, 2026	January 3, 2025
(In thousands)		
Net loss attributable to Shimmick Corporation	$ (25,584)	$ (124,748)
Transformation costs [1]	1,790	7,067
Stock-based compensation	5,237	6,130
ERP pre-implementation asset impairment and associated costs[2]	—	15,708
Legal fees and other costs for Non-Core Projects [3]	3,204	14,030
Other [4]	517	828
Adjusted net loss	$ (14,836)	$ (80,985)

	Fiscal Year Ended	
	January 2, 2026	January 3, 2025
(In thousands)		
Net loss attributable to Shimmick Corporation	$ (25,584)	$ (124,748)
Interest expense	6,660	5,426
Income tax benefit	—	(963)
Depreciation and amortization	12,998	15,132
Transformation costs[1]	1,790	7,067
Stock-based compensation	5,237	6,130
ERP pre-implementation asset impairment and associated costs[2]	—	15,708
Legal fees and other costs for Non-Core Projects[3]	3,204	14,030
Other[4]	517	828
Adjusted EBITDA	$ 4,822	$ (61,390)

(1) Consists of transformation-related costs we have incurred including advisory costs in connection with settling outstanding claims in connection with exiting certain Non-Core Projects as part of the Company's growth strategy to address and capitalize on the nation's growing need for water and other critical infrastructure.

(2) Reflects a strategic decision to enhance the Company's current ERP system rather than implementing a new platform which, due to prior capitalized costs and remaining contractual obligations, resulted in a one-time charge of $16 million in the third quarter of fiscal 2024.

(3) Consists of legal fees and other costs incurred in connection with claims relating to Non-Core Projects.

(4) Consists of transaction-related costs and changes in fair value of contingent consideration remaining after the impact of transactions with our prior owner.

Liquidity and Capital Resources

Capital Requirements and Sources of Liquidity

During the fiscal year ended January 2, 2026, our capital expenditures were approximately $6 million compared to $10 million for the fiscal year ended January 3, 2025. Historically, we have had significant cash requirements in order to organically expand our business to undertake new projects. Our cash requirements include costs related to increased expenditures for equipment, facilities and information systems, purchase of materials and production of materials and cash to fund our organic expansion into new markets, including through joint ventures. Our working capital needs are driven by the seasonality and growth of our business, with our cash requirements greater in periods of growth. Additional cash requirements resulting from our growth include the costs of additional personnel, enhancing our information systems, our compliance with laws and rules applicable to being a public company and, in the future, our integration of any acquisitions. Unrestricted cash and cash equivalents at January 2, 2026 totaled $20 million and availability under the Credit Agreement and ACF Credit Agreement totaled $17 million and $7 million, respectively, resulting in total liquidity of $44 million.

We have historically relied upon cash available through operating activities, in addition to credit facilities and existing cash balances, to finance our working capital requirements and to support our growth.

However, we regularly monitor other potential capital sources, including equity and debt financing, in an effort to meet our planned expenditures and liquidity requirements. Our future success will be highly dependent on our ability to access outside sources of capital.

As is customary in our business, we are required to provide surety bonds to secure our performance under our contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider such factors in relationship to the amount of our backlog and their underwriting standards, which may change from time to time. We have pledged proceeds and other rights under our contracts to our bond surety company. Events that affect the insurance and bonding markets may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost.

We believe that our operating, investing and financing cash flows are sufficient to fund our operations for at least the next twelve months and thereafter for the foreseeable future. However, future cash flows are subject to a number of variables, and significant additional expenditures will be required to conduct our operations. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of expenditures. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of expenditures and/or seek additional capital. If we seek additional capital, we may do so through joint ventures, asset sales, offerings of debt or equity securities or other means. We cannot guarantee that this additional capital will be available on acceptable terms or at all. If we are unable to obtain the funds we need, we may not be able to complete acquisitions that may be favorable to us or finance the expenditures necessary to conduct our operations.

Total debt outstanding is presented on the consolidated balance sheets as follows:

(In thousands)	January 2, 2026	January 3, 2025
Credit Agreement	$ 46,424	$ 11,503
ACF Credit Agreement	8,194	—
Ansley Loan Agreement	12,971	—
Unamortized debt issuance costs	(3,130)	(2,025)
Total debt, net	64,459	9,478
Less: Current portion of long-term debt, net	4,143	—
Long-term debt, less current portion, net	$ 60,316	$ 9,478

Credit Agreement

On May 20, 2024, the Company, as guarantor, and its wholly-owned subsidiaries as borrowers ("Borrowers"), Alter Domus (US) LLC, as agent, and AECOM and Berkshire Hathaway Specialty Insurance Company ("BHSI") as lenders, entered into a revolving credit facility (the "Credit Agreement"), which was most recently amended on March 9, 2026 to, among other things, waive the specified noncompliance of the Material Project Documents covenant regarding entering into non-bonded contracts. As amended, the Credit Agreement provides borrowing capacity up to $60 million. The obligations under the Credit Agreement bear interest at a per annum rate equal to One Month Term SOFR (as defined in the Credit Agreement), subject to a 1.00% floor, plus 3.50%. Interest on any outstanding amounts drawn under the Credit Agreement will be payable, in kind or in cash at our election, on the last day of each month and upon prepayment. Payment-in-kind interest accrued and capitalized shall not constitute loan outstanding amounts for the purposes of calculating loan availability.

The Credit Agreement matures on May 20, 2029 (the "Maturity Date"), and the Borrowers may borrow, repay and reborrow amounts under the Credit Agreement until the Maturity Date.

Obligations of the Borrowers under the Credit Agreement are guaranteed by the Company and secured by a lien on substantially all assets of the Company and the Borrowers.

The Credit Agreement contains customary affirmative and negative covenants for a transaction of this type, including covenants that limit liens, asset sales and investments, in each case subject to negotiated exceptions and baskets. In addition, the Credit Agreement contains a maximum leverage ratio covenant as tested quarterly commencing with the close of the second quarter of 2027. The Credit Agreement also contains representations and warranties and event of default provisions customary for a transaction of this type. The Company is not aware of any instances of noncompliance with non-financial or financial covenants as of January 2, 2026.

ACF Credit Agreement

On March 12, 2025, we entered into a credit agreement ("ACF Credit Agreement") with ACF FINCO I LP, which provides a total commitment of $15 million and bears interest at an annual rate of adjusted term SOFR (as defined in the ACF Credit Agreement), subject to a 2.0% floor, plus 4.50%. Further, the ACF Credit Agreement is subject to an annual unused line fee of 0.50%. The ACF Credit Agreement includes certain financial operating covenants, including a minimum liquidity requirement of $5 million. The ACF Credit Agreement matures on the earlier of March 12, 2028 or 90 days prior to the maturity date of the Credit Agreement. As of January 2, 2026, we are not aware of any instances of noncompliance with non-financial or financial covenants.

Ansley Loan Agreement

On March 31, 2025, we entered into a loan and security agreement (the "Ansley Loan Agreement") with Ansley Park Capital LLC which provides for a borrowing capacity of $15.0 million as evidenced by two promissory notes (each, a "Promissory Note," and together, the "Promissory Notes").

Each Promissory Note has a maturity date of April 1, 2031, and accrues interest at a rate of 12.50% per annum.

Pursuant to the terms of the Ansley Loan Agreement, we granted a security interest in (a) certain items of equipment described therein, (b) all leases, rental contracts, chattel paper, accounts, security deposits and general intangibles relating thereto and (c) and any and all proceeds thereof as collateral for the payments under the Ansley Loan Agreement. The Ansley Loan Agreement contains customary affirmative and negative covenants for a transaction of this type. In connection with the Ansley Loan Agreement, we entered into a separate guaranty agreement (each, a "Guaranty Agreement," and together, the "Guaranty Agreements") in favor of the Ansley Park Capital LLC unconditionally guaranteeing our liabilities and the liabilities of one of our wholly-owned subsidiaries under the Ansley Loan Agreement. As of January 2, 2026, we are not aware of any instances of noncompliance with non-financial or financial covenants.

Revolving Credit Facility

On March 27, 2023, we entered into the Revolving Credit Facility with MidCap Financial Services, LLC, which originally provided a total commitment of $30 million. The Revolving Credit Facility was terminated on March 12, 2025 upon execution of the ACF Credit Agreement.

During the fiscal year ended January 2, 2026, the Company paid $2 million in cash interest, and accrued $3 million in non-cash payment-in-kind interest as of January 2, 2026.

ATM Agreement

On September 8, 2025, the Company entered into an At The Market Offering Agreement (the "Sales Agreement") with Roth Capital Partners, LLC (the "Sales Agent"). Under the Sales Agreement, the Sales Agent may, at the Company's discretion, sell up to $7.8 million of shares of the Company's common stock, in "at the market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended. The shares will be sold pursuant to the Company's Registration Statement on Form S-3 (File No. 333-288513), declared effective by the SEC on July 10, 2025, and the related prospectus supplement (the "Prospectus Supplement") dated September 8, 2025 filed with the SEC in connection with the offer and sale of the shares.

The Company is not obligated to make any sales of shares under the Sales Agreement, and no assurance can be given that the Company will sell any shares under the Sales Agreement, or, if the Company does, as to the price or amount of shares that the Company will sell, or the dates on which any such sales will take place. The Company or the Sales Agent, under certain circumstances and upon notice to the other, may suspend the offering of the shares under the Sales Agreement. The offering of the Shares pursuant to the Sales Agreement will terminate upon the sale of shares in an aggregate offering amount equal to $7.8 million, or sooner if either the Company or the Sales Agent terminates the Sales Agreement. The Company will pay the Sales Agent a cash commission in an amount up to 3% of the gross proceeds from each sale of Shares sold pursuant to the Sales Agreement and will reimburse the Sales Agent for the documented fees and costs of its legal counsel reasonably incurred in connection with entering into the transactions contemplated by the Sales Agreement in an amount not to exceed $50,000 in the aggregate.

The Company made certain customary representations, warranties and covenants in the Sales Agreement concerning the Company and its subsidiaries and the Registration Statement, Prospectus, Prospectus Supplement and other documents and filings relating to the offering of the shares. In addition, the Company has agreed to indemnify the Sales Agent against certain liabilities, including liabilities under the Securities Act. The shares to be sold under the Sales Agreement, if any, will be issued and sold pursuant to the Company's Registration Statement, and its Prospectus Supplement related thereto.

Cash Flows Analysis

The following table sets forth our cash flows for the periods indicated:

(In thousands)	Fiscal Year Ended			
	January 2, 2026		January 3, 2025	
Net cash used in operating activities	$	(65,114)	$	(21,259)
Net cash provided by investing activities		1,124		15,041
Net cash provided by (used in) financing activities		50,054		(21,897)
Net decrease in cash, cash equivalents and restricted cash		(13,936)		(28,115)
Cash, cash equivalents and restricted cash, beginning of period		35,795		63,910
Cash, cash equivalents and restricted cash, end of period	$	21,859	$	35,795

Operating Activities

During the fiscal year ended January 2, 2026, net cash used in operating activities was $65 million, compared to net cash used in operating activities of $21 million for the fiscal year ended January 3, 2025. Cash flows used in operating activities were driven by a net loss, adjusted for various non-cash items and changes in accounts receivable, contract assets, contract liabilities, accounts payable and accrued expenses balances, accrued salaries and wages and other assets and liabilities as discussed below.

Operating assets and liabilities — The change in operating assets and liabilities varies due to fluctuations and timing in operating activities and operating assets and liabilities. The changes in the components of operating assets and liabilities during the fiscal years ended January 2, 2026 and January 3, 2025 were as follows:

(In thousands)	Fiscal Year Ended			
	January 2, 2026		January 3, 2025	
Accounts receivable, net	$	12,809	$	11,190
Contract assets		(40,156)		104,139
Accounts payable		23,067		(35,114)
Contract liabilities		(48,764)		(13,260)
Accrued expenses		(4,384)		9,940
Other assets and liabilities		(8,892)		6,349
Changes in operating assets and liabilities, net	$	(66,320)	$	83,244

During the fiscal year ended January 2, 2026, the decrease in operating assets and liabilities was $66 million, which was primarily driven by decreases in contract liabilities and increases in contract assets, partially offset by increases in accounts payable. The Company's operating assets and liabilities fluctuations are impacted by the mix of projects in backlog, seasonality, the timing of new awards and related payments for work performed and the contract billings to the customer as projects are completed. Operating assets and liabilities are also impacted at period end by the timing of accounts receivable collections and accounts payable payments for projects.

Investing Activities

For the fiscal year ended January 2, 2026, net cash provided by investing activities was $1 million, which was primarily driven by proceeds from the sale of assets of $5 million and return of investment in unconsolidated joint ventures of $3 million, partially offset by purchases of property, plant and equipment of $7 million.

For the fiscal year ended January 3, 2025, net cash provided by investing activities was $15 million, which was primarily driven by proceeds from the sale of assets of $32 million, partially offset by purchases of property, plant and equipment of $10 million and contributions to unconsolidated joint ventures of $6 million.

Financing Activities

For the fiscal year ended January 2, 2026, net cash provided by financing activities was $50 million, which primarily consisted of borrowings on credit and loan agreements of $129 million, partially offset by repayments on credit and loan agreements of $75 million, $2 million of debt issuance costs incurred for the ACF Credit Agreement and

Ansley Loan Agreement entered into during the first quarter of 2025 and $2 million of payments associated with tax withholdings related to the vesting of restricted stock units.

For the fiscal year ended January 3, 2025, net cash used in financing activities was $22 million, which primarily consisted of net repayments to credit facilities of $20 million and $2 million of debt issuance costs incurred for the Credit Agreement and associated amendment entered into during the second and third quarters of 2024.

Letters of Credit

We obtain standby letters of credit as required from time to time by our insurance carriers. The Company did not have any letters of credit outstanding as of January 2, 2026 or January 3, 2025.

Contractual Obligations

Contractual obligations of the Company consisted of liabilities associated with remaining lease payments through the fiscal years ending January 3, 2030 of approximately $6 million, $4 million, $4 million, $3 million and $2 million, respectively, and approximately $1 million in the aggregate thereafter based on balances outstanding as of January 2, 2026. See Note 10 - Leases, of the notes to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Backlog

Our backlog consists of the remaining unearned revenue on awarded contracts, including our pro-rata share of work to be performed by unconsolidated joint ventures, less the joint venture partners' pro-rata share of work to be performed by consolidated joint ventures. We include in backlog estimates of the amount of consideration to be received, including bonuses, awards, incentive fees, fixed-price awards, claims, unpriced change orders, penalties, minimum customer commitments on cost-plus arrangements, liquidated damages and certain time and material arrangements in which the estimated value is firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion penalties and bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer.

As of January 2, 2026, we had a backlog of projects of approximately $793 million.

The following tables present the Company's percentage of backlog by customer type, contract type and backlog recognized:

	As of January 2, 2026
Backlog by customer type:	
State and local agencies	63%
Federal agencies	20%
Private owners	17%
Total backlog	100%

	As of January 2, 2026
Backlog by contract type:	
Fixed-price	88%
Cost reimbursable	12%
Total backlog	100%

	As of January 2, 2026
Estimated backlog recognized:	
0 to 24 months	87%
25 to 36 months	6%
Beyond 36 months	7%
Total backlog	100%

Off-Balance Sheet Arrangements

In our joint ventures, the liability of each partner is usually joint and several. This means that each joint venture partner may become liable for the entire risk of performance guarantees provided by each partner to the customer. Typically, each joint venture partner indemnifies the other partners for any liabilities incurred in excess of the liabilities the other party is obligated to bear under the respective joint venture agreement. We are unable to estimate the maximum potential amount of future payments that we could be required to make under outstanding performance guarantees related to joint venture projects due to a number of factors, including but not limited to, the nature and extent of any contractual defaults by our joint venture partners, resource availability, potential performance delays caused by the defaults, the location of the projects, and the terms of the related contracts.

Critical Accounting Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements.

Revenue Recognition and Estimated Costs to Complete Projects

The Company recognizes revenue from signed contracts with customers, change orders (approved and unapproved) and claims on those contracts that we conclude to be enforceable under the terms of the signed contracts. Many of the Company's contracts have one clearly identifiable performance obligation. However, some contracts provide the customer an integrated service that includes two or more of services associated with construction, operations and management. The determination of the number of performance obligations in a contract requires significant judgment and could change the timing of the amount of revenue recorded for a given period.

Determination of the contract price is dependent upon a number of factors, including the accuracy of a variety of estimates made at the consolidated balance sheet date, such as estimated costs at completion. Additionally, the Company is required to make estimates for the amount of consideration to be received, including variable compensation such as bonuses, awards, incentive fees, claims, unapproved change orders, unpriced change orders, penalties, and liquidated damages. The Company's estimates of variable consideration and determination of whether to include such amounts in the contract price are based largely on the Company's assessment of legal enforceability, anticipated performance, and any other information (historical and forecasted) that is reasonably available to the Company. Management continuously monitors factors that may affect the quality of its estimates and makes adjustments accordingly.

The Company has numerous contracts that are in various stages of completion which require estimates to determine the forecasted costs at completion. Due to the nature of the work left to be performed on many of the Company's contracts, the estimation of total cost at completion ("EAC") for fixed-price contracts is complex, subject to many variables and requires significant judgment. Estimates of total cost at completion are made each period and changes in these estimates are accounted for prospectively as cumulative adjustments to revenue recognized in the current period. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated in the cost of revenue.

Change Orders

Contracts are often modified to account for changes in contract specifications and requirements. Most of the Company's contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates are recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catch-up basis during the period the modification occurs and throughout the remainder of the contract.

Claims Recognition

Sometimes the Company seeks claims for amounts in excess of the contract price for delays, errors in specifications and designs, contract terminations, change orders in dispute or other causes of additional costs incurred. Costs attributable to claims from customers are treated as costs of contract performance as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method prescribed by the Accounting Standards Codification Topic 740 — Income Taxes ("ASC 740"). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that its management believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Emerging Growth Company and Smaller Reporting Company

We are an "emerging growth company," as defined in the JOBS Act. For so long as we are an emerging growth company, we will, among other things:

- not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act,

- not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act,

- not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act,

- be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation and identification of critical audit matters,

- be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and

- be subject to reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in this Annual Report on Form 10-K.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will continue to qualify as an emerging growth company until the earliest of:

- the last day of our fiscal year following the fifth anniversary of the date of our initial public offering,

- the last day of our fiscal year in which we have annual gross revenue of $1.235 billion or more,

- the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, and

- the date on which we are deemed to be a "large accelerated filer," which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of our most recently completed second fiscal quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable as we are a "smaller reporting company," as defined in the Exchange Act.

Item 8. Financial Statements and Supplementary Data.

The independent registered public accounting firm's report and consolidated financial statements listed below of this Annual Report are filed as part of this report.

Consolidated Financial Statements of the Company

    Report of Independent Registered Public Accounting Firm (PCAOB ID: 34)
    Consolidated Balance Sheets as of January 2, 2026 and January 3, 2025
    Consolidated Statements of Operations for the Fiscal Years Ended January 2, 2026 and January 3, 2025
    Consolidated Statements of Stockholders' (Deficit) Equity for the Fiscal Years Ended January 2, 2026 and January 3, 2025
    Consolidated Statements of Cash Flows for the Fiscal Years Ended January 2, 2026 and January 3, 2025
    Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Shimmick Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shimmick Corporation and subsidiaries (the "Company") as of January 2, 2026 and January 3, 2025, the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows, for each of the two years in the period ended January 2, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 2026 and January 3, 2025, and the results of its operations and its cash flows for each of the two years in the period ended January 2, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
March 13, 2026

We have served as the Company's auditor since 2022.

Shimmick Corporation
Consolidated Balance Sheets
(In thousands, except share data)

		January 2, 2026		January 3, 2025
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	19,969	$	33,730
Restricted cash		1,890		2,065
Accounts receivable, net		30,179		42,988
Contract assets, current		110,276		46,603
Prepaids and other current assets		13,067		15,614
TOTAL CURRENT ASSETS		175,381		141,000
Property, plant and equipment, net		10,571		19,132
Intangible assets, net		4,091		6,667
Contract assets, non-current		—		23,517
Lease right-of-use assets		16,466		24,232
Investment in unconsolidated joint ventures		11,866		19,016
Other assets		388		300
TOTAL ASSETS	$	218,763	$	233,864
LIABILITIES AND STOCKHOLDERS' DEFICIT				
CURRENT LIABILITIES				
Accounts payable	$	69,542	$	46,475
Contract liabilities, current		53,760		102,524
Accrued expenses		34,172		38,556
Current portion of long-term debt, net		4,143		—
Other current liabilities		34,499		42,709
TOTAL CURRENT LIABILITIES		196,116		230,264
Long-term debt, less current portion, net		60,316		9,478
Lease liabilities, non-current		11,913		15,987
Contract liabilities, non-current		453		113
Contingent consideration		5,203		4,686
Other liabilities		1,402		8,010
TOTAL LIABILITIES		275,403		268,538
Commitments and Contingencies (Note 12)				
STOCKHOLDERS' DEFICIT				
Common stock, $0.01 par value, 100,000,000 shares authorized as of January 2, 2026 and January 3, 2025; 36,035,559 and 34,271,214 shares issued and outstanding as of January 2, 2026 and January 3, 2025, respectively		360		343
Additional paid-in-capital		46,795		43,353
Retained deficit		(103,795)		(78,211)
Non-controlling interests		—		(159)
TOTAL STOCKHOLDERS' DEFICIT		(56,640)		(34,674)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	218,763	$	233,864

See accompanying notes to the consolidated financial statements.

Shimmick Corporation
Consolidated Statements of Operations
(In thousands, except per share data)

	Fiscal Year Ended			
	January 2, 2026		**January 3, 2025**	
Revenue	$	492,844	$	480,236
Cost of revenue		459,252		535,885
Gross margin		33,592		(55,649)
Selling, general and administrative expenses		54,576		63,966
ERP pre-implementation asset impairment and associated costs		—		15,708
Total operating expenses		54,576		79,674
Equity in earnings (loss) of unconsolidated joint ventures		1,508		(4,728)
Gain on sale of assets		75		20,725
Loss from operations		(19,401)		(119,326)
Interest expense		6,660		5,426
Other (income) expense, net		(636)		959
Net loss before income tax		(25,425)		(125,711)
Income tax benefit		—		963
Net loss		(25,425)		(124,748)
Net income attributable to non-controlling interests		159		—
Net loss attributable to Shimmick Corporation	$	(25,584)	$	(124,748)
Net loss attributable to Shimmick Corporation per common share				
Basic	$	(0.74)	$	(4.10)
Diluted	$	(0.74)	$	(4.10)

See accompanying notes to the consolidated financial statements.

Shimmick Corporation
Consolidated Statements of Stockholders' (Deficit) Equity
(In thousands, except share data)

	Common Stock		Additional Paid-in- Capital	Retained Earnings (Deficit)	Non- Controlling Interests	Total Stockholders' Equity (Deficit)
	Shares	Amount				
Balance as of December 29, 2023	25,493,877	$ 255	$ 24,445	$ 46,537	$ (747)	$ 70,490
Net loss	—	—	—	(124,748)	—	(124,748)
Issuance of common stock	8,777,337	88	12,778	—	—	12,866
Stock-based compensation	—	—	6,130	—	—	6,130
Contributions from non-controlling interests	—	—	—	—	762	762
Distributions to non-controlling interests	—	—	—	—	(174)	(174)
Balance as of January 3, 2025	34,271,214	$ 343	$ 43,353	$ (78,211)	$ (159)	$ (34,674)

	Common Stock		Additional Paid-in- Capital	Retained Deficit	Non- Controlling Interests	Total Stockholders' Deficit
	Shares	Amount				
Balance as of January 3, 2025	34,271,214	$ 343	$ 43,353	$ (78,211)	$ (159)	$ (34,674)
Net loss	—	—	—	(25,584)	159	(25,425)
Issuance of common stock	1,764,345	17	15	—	—	32
Stock-based compensation	—	—	5,237	—	—	5,237
Tax withholding related to vesting of restricted stock units	—	—	(1,810)	—	—	(1,810)
Balance as of January 2, 2026	36,035,559	$ 360	$ 46,795	$ (103,795)	$ —	$ (56,640)

See accompanying notes to the consolidated financial statements.

Shimmick Corporation
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year Ended			
	January 2, 2026		**January 3, 2025**	
Cash Flows From Operating Activities				
Net loss	$	(25,425)	$	(124,748)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation		5,237		6,130
Depreciation and amortization		12,998		15,132
Equity in (earnings) loss of unconsolidated joint ventures		(1,508)		4,728
Return on investment in unconsolidated joint ventures		6,374		694
ERP pre-implementation asset impairment		—		10,428
Gain on sale of assets		(75)		(20,725)
Other, net		3,605		3,858
Changes in operating assets and liabilities:				
Accounts receivable, net		12,809		11,190
Contract assets		(40,156)		104,139
Accounts payable		23,067		(35,114)
Contract liabilities		(48,764)		(13,260)
Accrued expenses		(4,384)		9,940
Other assets and liabilities		(8,892)		6,349
Net cash used in operating activities		(65,114)		(21,259)
Cash Flows From Investing Activities				
Purchases of property, plant and equipment		(6,371)		(10,477)
Proceeds from sale of assets		4,872		31,774
Unconsolidated joint venture equity contributions		(189)		(6,460)
Return of investment in unconsolidated joint ventures		2,812		204
Net cash provided by investing activities		1,124		15,041
Cash Flows From Financing Activities				
Borrowings on credit and loan agreements		129,463		9,496
Repayments on credit and loan agreements		(75,273)		—
Net repayments of Revolving Credit Facility		—		(29,915)
Other, net		(4,136)		(1,478)
Net cash provided by (used in) financing activities		50,054		(21,897)
Net decrease in cash, cash equivalents and restricted cash		(13,936)		(28,115)
Cash, cash equivalents and restricted cash, beginning of period		35,795		63,910
Cash, cash equivalents and restricted cash, end of period	$	21,859	$	35,795
Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheets				
Cash and cash equivalents	$	19,969	$	33,730
Restricted cash		1,890		2,065
Total cash, cash equivalents and restricted cash	$	21,859	$	35,795

See accompanying notes to the consolidated financial statements.

Shimmick Corporation
Notes to the Consolidated Financial Statements

Note 1. Business and Organization

Shimmick Corporation ("Shimmick", "we", "our", "us", "its" or the "Company") was founded in 1990 in California and operated as a regional infrastructure construction contractor throughout California for nearly 30 years. In 2017, AECOM acquired Shimmick and consolidated it with its existing construction services, which included former legacy construction operations from Morrison Knudsen, Washington Group International, and others. In January 2021, we consummated the AECOM Sale Transaction and began operating as an independent company under new private ownership (the "AECOM Sale Transaction"). In November 2023, we completed our initial public offering (the "IPO") and currently our stock is listed for trading on the Nasdaq Capital Market under the symbol "SHIM".

The accompanying consolidated financial statements include the accounts of Shimmick Corporation and its subsidiaries, unless otherwise indicated.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"), and in conformity with the rules and regulations of the Securities and Exchange Commission. A statement of comprehensive income is not presented as the Company's results of operations do not contain any items classified as comprehensive income. All intercompany accounts and transactions have been eliminated.

In preparing these consolidated financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to all stockholders and other financial statement users, or filed with the SEC.

Change in Presentation

Certain prior period balances in the consolidated balance sheets, statements of operations and statements of cash flows and accompanying notes have been combined or rounded to conform to current period presentation. These changes had no impact on net loss, cash flows, assets and liabilities, or (deficit) equity previously reported.

Fiscal Year

The Company's fiscal years consist of 52 or 53 weeks, ending on the Friday closest to December 31. Fiscal year 2025 commenced on January 4, 2025 and ended on January 2, 2026. Fiscal year 2024 commenced on December 30, 2023 and ended on January 3, 2025.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates and significant estimates affecting amounts reported in the consolidated financial statements are:

- project revenues, costs and profits at completion of the Company's contracts with customers, including recognition of estimated losses on uncompleted contracts;
- claims against customers and recoveries of costs from subcontractors, vendors and others;
- provisions for income taxes and related valuation allowances and tax uncertainties;
- recoverability of equity method investments;
- accruals for estimated liabilities, including litigation accruals;

Revenue Recognition

The Company derives revenue predominantly by providing construction and operations and management services to government and commercial clients throughout the United States. The Company's construction, operations and management services are usually provided in association with capital projects, which are predominantly fixed-price contracts that are billed based on project milestones. Contracts with clients may contain advance billing terms, milestone billings based on the completion of certain phases of work or services provided to date, and contract retentions. For further discussion regarding the Company's revenue from contracts with clients by type of contract, see Note 3 - Revenue, Receivables and Contract Assets and Liabilities.

Step 1: Contract Identification

The Company does not recognize revenue unless an identified contract with a customer is established. A contract with a customer exists when it has approval and commitment from both parties, the rights and obligations of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability is probable. The Company also evaluates whether a contract should be combined with other contracts and accounted for as a single contract. This evaluation requires judgment and could change the timing of the amount of revenue and profit recorded for a given period.

Step 2: Identify Performance Obligations

Next, each performance obligation in the contract is identified. A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services to the customer. Revenue is recognized separately for each performance obligation in the contract. Many of the Company's contracts have one clearly identifiable performance obligation. However, many contracts provide the customer an integrated service that includes two or more of services associated with construction, operations and management. For these contracts, the Company does not consider the integrated services to be distinct within the context of the contract when the separate scopes of work combine into a single commercial objective or capability for the customer. Accordingly, the Company generally identifies one performance obligation in each contract. The determination of the number of performance obligations in a contract requires significant judgment and could change the timing of the amount of revenue recorded for a given period.

Step 3: Determine Contract Price

After determining the performance obligations in the contract, the Company determines the contract price. The contract price is the amount of consideration expected to be received from the customer for completing the performance obligation(s). In a fixed-price contract, the contract price is a single lump-sum amount. In reimbursable and time and materials-based contracts, the contract price is determined by the agreed upon rates or reimbursements for time and materials expended in completing the performance obligation(s) in the contract. In the course of providing its services, the Company routinely subcontracts and collaborates with partners providing services and incurs other direct costs. The Company controls the services provided by subcontractors and accounts for such cost at the gross amount as the Company is considered the principal.

Determination of the contract price is dependent upon a number of factors, including the accuracy of a variety of estimates made at the consolidated balance sheet date, such as estimated costs at completion. Additionally, the Company is required to make estimates for the amount of consideration to be received, including bonuses, awards, incentive fees, claims, unapproved change orders, unpriced change orders, penalties, and liquidated damages. Variable consideration is included in the estimate of the transaction price only to the extent that it is probable that a significant reversal of revenue would not occur when the contingency is resolved. The Company estimates the amount of revenue to be recognized on variable consideration through predominantly applying the most likely amount method. The Company's estimates of variable consideration and determination of whether to include such amounts in the contract price are based largely on the Company's assessment of legal enforceability, anticipated performance, and any other information (historical and forecasted) that is reasonably available to the Company. Management continuously monitors factors that may affect the quality of its estimates, and material changes in estimates are disclosed accordingly.

Step 4: Assign Contract Price to Performance Obligations

After determining the contract price, the Company assigns such price to the performance obligation(s) in the contract. If a contract has multiple performance obligations, the Company assigns the contract price to each performance obligation based on the stand-alone selling prices of the distinct services that comprise each performance obligation.

Step 5: Recognize Revenue as Performance Obligations are Satisfied

The Company records revenue for contracts with customers as the contracts' performance obligations are satisfied. Under fixed-unit price contracts, the Company performs a number of units of work at an agreed price per unit with the total payment under the contract determined by the actual number of units delivered. Revenue is recognized for fixed-price contracts using the input method measured on a cost-to-cost basis. This method is reasonable in measuring performance towards completion because it measures the value of all goods and services transferred to the customer.

The Company recognizes revenue on performance obligations associated with cost reimbursable contracts based on actual direct costs incurred and the applicable fixed rate or portion of the fixed fee earned as of the consolidated balance sheet date. Under time-and-materials price contracts, the Company negotiates hourly billing rates and charges its customers based on the actual time that it expends on a project. In addition, customers reimburse the Company for materials and other direct incidental expenditures incurred in connection with its performance under the contract. The Company applies a practical expedient to recognize revenue in the amount in which it has the right to invoice if its right to consideration is equal to the value of performance completed to date.

Costs incurred may include direct labor, direct materials, subcontractor costs and indirect costs, such as salaries and benefits, supplies and tools, equipment costs and insurance costs. Indirect costs are charged to projects based upon direct costs and overhead allocation rates per dollar of direct costs incurred or direct labor hours worked.

The Company has numerous contracts that are in various stages of completion which require estimates to determine the forecasted costs at completion. Due to the nature of the work left to be performed on many of the Company's contracts, the estimation of total cost at completion for fixed-price contracts is complex, subject to many variables and requires significant judgment. Estimates of total cost at completion are made each period and changes in these estimates are accounted for prospectively as cumulative adjustments to revenue recognized in the current period. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated.

Change Orders

Contracts are often modified to account for changes in contract specifications and requirements. Most of the Company's contract modifications are for goods or services that are not distinct from existing contracts due to the significant integration provided in the context of the contract and are accounted for as if they were part of the original contract. The effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates are recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catch-up basis.

Claims

Sometimes the Company seeks claims for amounts in excess of the contract price for delays, errors in specifications and designs, contract terminations, change orders in dispute or other causes of additional costs incurred. Costs attributable to claims from customers are treated as costs of contract performance as incurred.

Government Contracts

The Company's federal government and certain state and local agency contracts are subject to, among other regulations, regulations issued under the Federal Acquisition Regulations ("FAR"). These regulations can limit the recovery of certain specified indirect costs on contracts and subjects the Company to ongoing multiple audits by government agencies such as the Defense Contract Audit Agency ("DCAA"). In addition, most of the Company's federal and state and local contracts are subject to termination at the discretion of the client.

Audits by the DCAA and other agencies consist of reviews of the Company's overhead rates, operating systems and cost proposals to ensure that the Company accounted for such costs in accordance with the Cost Accounting Standards of the FAR ("CAS"). If the DCAA determines the Company has not accounted for such costs consistent with CAS, the DCAA may disallow these costs. There can be no assurance that audits by the DCAA or other governmental agencies will not result in material cost disallowances in the future.

There are no ongoing audits or material adjustments related to noncompliance required. The Company is in compliance with all federal and state regulations and is not aware of any material adjustments as of the consolidated balance sheet dates.

Commitments and Contingencies

For asserted claims and assessments, liabilities are recorded when an unfavorable outcome of a matter is concluded to be probable and the loss is reasonably estimable. With respect to unasserted claims or assessments, management must first determine that the probability that an assertion will be made is likely. Then, a determination as to the likelihood of an unfavorable outcome and the ability to reasonably estimate the potential loss is made. Legal matters are reviewed on a continuous basis to determine if there has been a change in management's judgment regarding the likelihood of an unfavorable outcome or the estimate of a potential loss. Legal costs are expensed as incurred.

Joint Ventures and Variable Interest Entities

The Company's joint ventures, the combination of two or more partners, are generally formed for the execution of a specific contract. Management of the joint venture is typically controlled by a joint venture management committee, comprised of representatives from the joint venture partners. The joint venture management committee normally provides management oversight and controls decisions which could have a significant impact on the joint venture.

Some of the Company's joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company's employees perform work for the joint venture, which is then billed to a third-party client by the joint venture. For consolidated joint ventures of this type, the Company records the entire amount of the services performed and the costs associated with these services, including the services provided by the other joint venture partners, in the Company's results of operations. For certain of these joint ventures where a fee is added by an unconsolidated joint venture to client billings, these fees are eliminated to the extent the fee represents billings from the Company to the joint venture.

The Company assesses its joint ventures at inception to determine if they meet the qualifications of a variable interest entity ("VIE"). The Company considers a partnership or joint venture a VIE if it has any of the following characteristics:

- the total equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support;

- characteristics of a controlling financial interest are missing (either the ability to make decisions through voting or other rights, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity); or

- the voting rights of the equity holders are not proportional to their obligations to absorb the expected losses of the entity and/or their rights to receive the expected residual returns of the entity, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The Company analyzes its joint ventures and classifies them as either:

- a VIE that must be consolidated because the Company is the primary beneficiary or the joint venture is not a VIE and the Company holds the majority voting interest with no significant participative rights available to the other partners; or

- a VIE that does not require consolidation and is treated as an equity method investment because the Company is not the primary beneficiary or the joint venture is not a VIE and the Company does not hold the majority voting interest.

Cash, Cash Equivalents and Restricted Cash

The Company from time to time may have bank deposits in excess of insurance limits of the Federal Deposit Insurance Corporation. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk related to its cash and cash equivalents.

The Company's cash equivalents include highly liquid investments which have an initial maturity of three months or less.

Cash and cash equivalents as of each of January 2, 2026 and January 3, 2025, include $2 million, held by consolidated joint ventures that may not be distributed or used for certain other payments prescribed in the joint venture agreement without consent of the joint venture partners. These balances are presented as restricted cash within the consolidated balance sheets.

Accounts Receivable and Allowance for Credit Losses

The Company records its accounts receivable net of an allowance for credit losses. The company estimates the allowance for credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Estimated useful lives range as follows:

- Buildings — 10 to 45 years;

- Machinery, equipment, and vehicles — 3 to 12 years;

- Office furniture and equipment — 3 to 10 years;

- Leasehold improvements — the shorter of their estimated useful lives or the remaining terms of the underlying lease agreement.

Property, plant and equipment to be held and used are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable. The carrying amount of an asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected from the use and eventual disposition of the asset. For assets to be held and used, impairment losses are recognized based upon the excess of the asset's carrying amount over the fair value of the asset. For property, plant and equipment assets to be disposed, impairment losses are recognized at the lower of the carrying amount or fair value less cost to sell. Other than the enterprise resource planning (ERP) system impairment discussed in Note 5 - Property, Plant and Equipment and Intangible Assets, there was no impairment to property, plant and equipment for the fiscal years ended January 2, 2026 and January 3, 2025.

Intangible Assets

The estimated useful lives for intangible assets were determined based upon the remaining useful economic lives of the intangible assets that are expected to contribute directly or indirectly to future cash flows. The estimated useful lives for trademarks and customer contracts are seven years and six years, respectively. Intangible assets are amortized over the shorter of their contractual term or estimated useful life.

The Company considers events or circumstances that may warrant revised estimates of useful lives or that may indicate impairment. There was no impairment to intangible assets for the fiscal years ended January 2, 2026 and January 3, 2025.

Insurance Reserves

The Company maintains insurance for certain insurable business risks. Insurance coverage contains various retention and deductible amounts for which the Company accrues a liability based upon reported claims and an actuarially determined estimated liability for certain claims incurred but not reported. It is generally the Company's policy not to accrue for any potential legal expense to be incurred in defending the Company's position.

Leases

The Company enters into lease arrangements for real estate, construction equipment and information technology equipment in the normal course of business. The Company determines if an arrangement is or contains a lease at inception of the arrangement. An arrangement is determined to be a lease if it conveys the right to control the use of identified property and equipment for a period of time in exchange for consideration. Operating lease right-of-use assets are recognized as the present value of future lease payments over the lease term as of the commencement date, plus any lease payments made prior to commencement, and less any lease incentives received. Operating lease liabilities are recognized as the present value of the future lease payments over the lease term as of the commencement date. Operating lease expense is recognized based on the undiscounted future lease payments over the remaining lease term on a straight-line basis. Lease expense related to short-term leases is recognized on a straight-line basis over the lease term.

Determinations with respect to lease term (including any renewals and terminations), incremental borrowing rate used to discount lease payments, variable lease expense and future lease payments require the use of judgment based on the facts and circumstances related to each lease. The Company considers various factors, including economic incentives, intent, past history and business need, to determine the likelihood that a renewal option will be exercised. Right-of-use assets are evaluated for impairment in accordance with the Company's policy for impairment of long-lived assets.

The following tables summarize the components of other current liabilities as of January 2, 2026 and January 3, 2025:

(In thousands)	January 2, 2026		January 3, 2025	
Salaries, wages and benefits	$	19,294	$	22,000
Lease liabilities		4,709		6,571
Insurance and legal expense reserves		5,152		6,726
Project accruals and other current liabilities		5,344		7,412
Other current liabilities	$	34,499	$	42,709

Non-controlling Interests

Non-controlling interests represent the equity investments of the minority owners in the Company's joint ventures and other subsidiary entities that are consolidated in its financial statements.

Fair Value Accounting

The Company categorizes its financial instruments using a valuation hierarchy for disclosure of the inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. The classification of a financial asset or liability within the hierarchy is determined based on the lowest level (least observable) input that is significant to the fair value measurement.

Other than the contingent consideration, there were no assets and liabilities measured at fair value on a recurring basis as of January 2, 2026 or January 3, 2025.

Income Taxes

The Company accounts for income taxes using the asset and liability method. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that its management believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it will make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

The Company records uncertain tax positions using a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Reportable Segment Information

The Company is organized and operates as one operating and reportable segment: infrastructure solutions. All of the Company's revenue comes from customers in the United States.

This determination is based on the management approach which designates internal information regularly available to the Chief Operating Decision Maker ("CODM") for making decisions and assessing performance as the source of determination of the Company's reportable segments. The Company's CODM, the Chief Executive Officer, reviews financial information presented on a consolidated basis for the purpose of making operating decisions and assessing financial performance.

The accounting policies of the one reportable segment are the same as those described in the summary of significant accounting policies. The CODM uses net income, as reported in our consolidated statements of operations, to measure segment profit or loss, assess performance, and make strategic capital resources allocations. The measure of segment assets is reported on our consolidated balance sheets as total assets. The significant expense categories regularly provided to the CODM are the expenses as noted on the face of the consolidated statements of operations.

Stock-Based Compensation

All stock-based payments (to the extent that they are compensatory) are recognized as an expense in the Company's consolidated statements of operations based on their fair values on the grant date. The Company accounts for forfeitures when they occur. The Company recognizes stock-based compensation expense on a straight-line basis over the service period of the award, which is no greater than four years. See Note 8 - Stock Compensation, for discussion of stock-based compensation and incentive plans.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures, which requires disaggregation of certain components included in the Company's effective tax rate and income taxes paid disclosures. The Company adopted ASU 2023-09 as of year ended January 2, 2026 with no significant impact on its consolidated financial statements and related disclosures included in Note 7 - Income Taxes.

Recently Issued Accounting Standards

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and in January 2025, the FASB issued ASU 2025-01, Clarifying the Effective Date. These updates require public companies to disclose additional information about certain expenses in the notes to financial statements, enhancing transparency and providing more detailed insights for investors and other stakeholders. This guidance is effective for annual periods beginning after December 15, 2026, and quarterly periods within those annual periods beginning after December 15, 2027, with early adoption permitted, and will be applied on a prospective basis. The Company is currently evaluating the effects that adoption of this guidance will have on the condensed consolidated financial statements and related disclosures

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets, to address complexities in applying current expected credit losses for current accounts receivable and contract assets. The amendments allow entities to make an accounting policy election to apply a practical expedient when estimating expected credit losses for certain assets, which allows entities to assume that economic conditions at the balance sheet date will remain unchanged for the remaining life of those assets. The amendments are effective in annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the effects that adoption of this guidance will have on the consolidated financial statements and related disclosures.

Note 3. Revenue, Receivables and Contract Assets and Liabilities

The following table presents the Company's revenue disaggregated by contract types:

	Fiscal Year Ended	
(In thousands)	January 2, 2026	January 3, 2025
Fixed-price	$ 434,883	$ 442,243
Cost reimbursable	56,772	36,070
Equipment and labor	1,189	1,923
Total revenue	$ 492,844	$ 480,236

Projects started after prior ownership ("Shimmick Projects") have focused on critical infrastructure aligned with our strategy, including water, climate resilience, energy transition and sustainable transportation. Projects that started under prior ownership or focus on foundation drilling are referred to as "Non-Core Projects" (formerly referred to as "Legacy and Foundations Projects").

The following table presents the Company's revenue disaggregated by Shimmick Projects and Non-Core Projects:

	Fiscal Year Ended	
(In thousands)	January 2, 2026	January 3, 2025
Shimmick Projects	$ 397,200	$ 355,683
Non-Core Projects	95,644	124,553
Total revenue	$ 492,844	$ 480,236

Remaining performance obligations

The Company had $760 million of remaining performance obligations yet to be satisfied as of January 2, 2026. Our remaining performance obligations have a weighted average life of 1.7 years as of January 2, 2026.

Contract Balances

The following table provides information about contract assets (also referred to as costs and estimated earnings in excess of billings on uncompleted contracts and retainage receivable) and contract liabilities (also referred to as billings on uncompleted contracts in excess of costs and estimated earnings and forward loss reserve), which include assets and liabilities that are dependent upon future activity:

	January 2, 2026	January 3, 2025	Change
(In thousands)			
Contract assets, current and non-current:			
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 64,131	$ 46,603	$ 17,528
Retainage receivable	46,145	23,517	22,628
Total contract assets	110,276	70,120	40,156
Contract liabilities, current and non-current:			
Billings on uncompleted contracts in excess of costs and estimated earnings, net of retainage receivable	(18,276)	(50,490)	32,214
Forward loss reserve	(35,937)	(52,147)	16,210
Total contract liabilities	(54,213)	(102,637)	48,424
Net	$ 56,063	$ (32,517)	$ 88,580

Contract terms with customers include the timing of billing and payment, which usually differs from the timing of revenue recognition. As a result, the Company carries contract assets and liabilities within the consolidated balance sheets. These contract assets and liabilities are calculated on a contract-by-contract basis and reported on a net basis at the end of each period and are classified as current or non-current. Many of the contracts under which the Company performs work also contain retainage provisions. Retainage refers to that portion of our billings held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. The majority of retainage receivable is expected to be collected within one year. These assets and liabilities are reported in the consolidated balance sheets within "Contract assets, current," "Contract assets, non-current," "Contract liabilities, current" and "Contract liabilities, non-current." Costs and estimated earnings in excess of billings on uncompleted contracts consists of revenue recognized in excess of billings.

Billings on uncompleted contracts in excess of costs and estimated earnings consists of billings in excess of revenue recognized. The Company recognized revenue of $53 million during the fiscal year ended January 2, 2026 that was included in contract liabilities as of January 3, 2025.

The Company's timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon advance billing terms, milestone billings based on the completion of certain phases of work or when services are performed. The Company's accounts receivable represents amounts billed to clients that have yet to be collected and represent an unconditional right to cash from its clients as presented below:

	January 2, 2026	January 3, 2025
(In thousands)		
Total accounts receivable, gross	$ 30,954	$ 43,942
Allowance for credit losses	(775)	(954)
Accounts receivable, net	$ 30,179	$ 42,988

Substantially all contract assets as of January 2, 2026 and January 3, 2025 are expected to be collected within the Company's estimated operating cycle, except for retainage and claims pertaining to certain contracts. The Company's operating cycle may extend beyond one year.

The Company is in the process of negotiating or awaiting approval of unapproved change orders and claims with its customers. The Company is proceeding with its contractual rights to recoup additional costs incurred from its customers based on completing work associated with change orders, including change orders with pending change order pricing, or claims related to significant changes in scope which resulted in substantial delays and additional costs in completing the work. With respect to one Non-Core Project, the Company continues to discuss potential change orders and/or changes in scope to the project, each of which or in the aggregate have the potential to materially impact the Company's results of operations. The Company may take legal action if it and the customer cannot reach a mutually acceptable resolution.

Information about significant customers

Significant Customers as a Percentage of Accounts Receivable, Net	
As of January 2, 2026	
Customer one	39.9%
As of January 3, 2025	
Customer one	40.6%
Customer two	20.2%

Significant Customers as a Percentage of Revenue	
Fiscal Year Ended January 2, 2026	
Customer one	19.1%
Customer two	13.3%
Customer three	11.7%
Customer four	11.3%
Fiscal Year Ended January 3, 2025	
Customer one	17.1%
Customer two	15.4%
Customer three	10.2%
Customer four	10.1%

Revisions in Estimates

Changes in contract estimates resulted in net decreases in gross margin of $6 million for the fiscal year ended January 2, 2026, primarily due to cost increases related to delays and lower productivity on a Shimmick bridge project and a federal lock and dam Non-Core Project, partially offset by net increases in gross margin due to lower cost estimates on a Shimmick water project.

Changes in contract estimates resulted in net decreases in gross margin of $63 million for the fiscal year ended January 3, 2025, primarily due to settlements of claims on two large projects and increased forecasted costs to complete on loss projects.

Note 4. Joint Ventures and Variable Interest Entities

A summary of financial information of the consolidated joint ventures is as follows:

	January 2, 2026		January 3, 2025	
(In thousands)				
Current assets	$	2,586	$	11,063
Non-current assets		—		—
Total assets		2,586		11,063
Current liabilities		32,427		63,512
Non-current liabilities		—		2,433
Total liabilities	$	32,427	$	65,945

	Fiscal Year Ended			
	January 2, 2026		January 3, 2025	
(In thousands)				
Revenue	$	20,084	$	49,454

The assets of the Company's consolidated joint ventures are restricted for use only by the particular joint venture and are not available for the general operations of the Company.

A summary of financial information of the unconsolidated joint ventures, as derived from their financial statements, is as follows:

	January 2, 2026		January 3, 2025	
(In thousands)				
Current assets	$	46,309	$	60,738
Non-current assets		2,166		9,573
Total assets		48,475		70,311
Current liabilities		23,288		28,351
Total liabilities	$	23,288	$	28,351

	Fiscal Year Ended			
	January 2, 2026		January 3, 2025	
(In thousands)				
Revenue	$	62,907	$	58,249
Cost of revenue		62,392		77,003
Gross margin		515		(18,754)
Other expense		—		2,500
Net income (loss)	$	515	$	(21,254)

Contractually required support provided to the Company's joint ventures is discussed in Note 12 - Commitments and Contingencies.

Related Party Transactions

We often provide construction management and other subcontractor services to the Company's joint ventures and revenue includes amounts related to these services which is eliminated to the extent of our ownership. Revenue included related to services provided to unconsolidated joint venture related parties is as follows:

	Fiscal Year Ended	
	January 2, 2026	January 3, 2025
(In thousands)		
Revenue	$ 703	$ 2,625

Amounts included in the consolidated balance sheets related to services provided to unconsolidated joint ventures for the years ended January 2, 2026 and January 3, 2025 are as follows:

	January 2, 2026	January 3, 2025
(In thousands)		
Accounts receivable, net	$ 1,869	$ 2,098

Note 5. Property, Plant and Equipment and Intangible Assets

The following tables summarize the components of property, plant and equipment as of January 2, 2026 and January 3, 2025:

	January 2, 2026	January 3, 2025
(In thousands)		
Building and land	$ 171	$ 171
Machinery, equipment, and vehicles	52,458	51,227
Office furniture and equipment	7,061	6,876
Property, plant and equipment, gross	59,690	58,274
Accumulated depreciation	(49,119)	(39,142)
Property, plant and equipment, net	$ 10,571	$ 19,132

	Fiscal Year Ended	
	January 2, 2026	January 3, 2025
(In thousands)		
Depreciation expense	$ 10,135	$ 12,276

Depreciation is recorded within cost of revenue and selling, general and administrative expenses and is calculated using the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements and capitalized leases, the lesser of the remaining term of the lease or its estimated useful life.

The following tables present the Company's finite-lived intangible assets, including the weighted- average useful lives for each major intangible asset category and in total:

	January 2, 2026			
	Weighted Average Remaining Useful Life	**Intangible Assets, Gross**	**Accumulated Amortization**	**Intangible Assets, Net**
(In thousands)				
Trademark	2	$ 10,600	$ (7,571)	$ 3,029
Customer contracts	1	6,373	(5,311)	$ 1,062
Total		$ 16,973	$ (12,882)	$ 4,091

	January 3, 2025			
	Weighted Average Remaining Useful Life	**Intangible Assets, Gross**	**Accumulated Amortization**	**Intangible Assets, Net**
(In thousands)				
Trademark	3	$ 10,600	$ (6,057)	$ 4,543
Customer contracts	2	6,373	(4,249)	2,124
Total		$ 16,973	$ (10,306)	$ 6,667

Amortization of intangibles was $3 million for each of the fiscal years ended January 2, 2026 and January 3, 2025 and is recorded in selling, general and administrative expenses within the consolidated statements of operations. The Company's estimated aggregate remaining amortization is as follows:

	Amortization Expense
(In thousands)	
2026	$ 2,577
2027	1,514
Total	$ 4,091

Note 6. Debt

Total debt outstanding is presented on the consolidated balance sheets as follows:

(In thousands)	January 2, 2026	January 3, 2025
Credit Agreement	$ 46,424	$ 11,503
ACF Credit Agreement	8,194	—
Ansley Loan Agreement	12,971	—
Unamortized debt issuance costs	(3,130)	(2,025)
Total debt, net	64,459	9,478
Less: Current portion of long-term debt, net	4,143	—
Long-term debt, less current portion, net	$ 60,316	$ 9,478

Credit Agreement

On May 20, 2024, the Company, as guarantor, and its wholly-owned subsidiaries as borrowers ("Borrowers"), Alter Domus (US) LLC, as agent, and AECOM and Berkshire Hathaway Specialty Insurance Company ("BHSI") as lenders, entered into a revolving credit facility (the "Credit Agreement"), which was most recently amended on March 9, 2026 to, among other things, waive the specified noncompliance of the Material Project Documents covenant regarding entering into non-bonded contracts. As amended, the Credit Agreement provides borrowing capacity up to $60 million. The obligations under the Credit Agreement bear interest at a per annum rate equal to One Month Term SOFR (as defined in the Credit Agreement), subject to a 1.00% floor, plus 3.50%. Interest on any outstanding amounts drawn under the Credit Agreement will be payable, in kind or in cash at our election, on the last day of each month and upon prepayment. Payment-in-kind interest accrued and capitalized shall not constitute loan outstanding amounts for the purposes of calculating loan availability.

The Credit Agreement matures on May 20, 2029 (the "Maturity Date"), and the Borrowers may borrow, repay and reborrow amounts under the Credit Agreement until the Maturity Date.

Obligations of the Borrowers under the Credit Agreement are guaranteed by the Company and secured by a lien on substantially all assets of the Company and the Borrowers.

The Credit Agreement contains customary affirmative and negative covenants for a transaction of this type, including covenants that limit liens, asset sales and investments, in each case subject to negotiated exceptions and baskets. In addition, the Credit Agreement contains a maximum leverage ratio covenant as tested quarterly commencing with the close of the second quarter of 2027. The Credit Agreement also contains representations and warranties and event of default provisions customary for a transaction of this type. The Company is not aware of any instances of noncompliance with non-financial or financial covenants as of January 2, 2026.

ACF Credit Agreement

On March 12, 2025, we entered into a credit agreement ("ACF Credit Agreement") with ACF FINCO I LP, which provides a total commitment of $15 million and bears interest at an annual rate of adjusted term SOFR (as defined in the ACF Credit Agreement), subject to a 2.0% floor, plus 4.50%. Further, the ACF Credit Agreement is subject to an annual unused line fee of 0.50%. The ACF Credit Agreement includes certain financial operating covenants, including a minimum liquidity requirement of $5 million. The ACF Credit Agreement matures on the earlier of March 12, 2028 or 90 days prior to the maturity date of the Credit Agreement. As of January 2, 2026, we are not aware of any instances of noncompliance with non-financial or financial covenants.

Ansley Loan Agreement

On March 31, 2025, we entered into a loan and security agreement (the "Ansley Loan Agreement") with Ansley Park Capital LLC which provides for a borrowing capacity of $15.0 million as evidenced by two promissory notes (each, a "Promissory Note," and together, the "Promissory Notes").

Each Promissory Note has a maturity date of April 1, 2031, and accrues interest at a rate of 12.50% per annum. Pursuant to the terms of the Ansley Loan Agreement, we granted a security interest in (a) certain items of equipment described therein, (b) all leases, rental contracts, chattel paper, accounts, security deposits and general intangibles relating thereto and (c) and any and all proceeds thereof as collateral for the payments under the Ansley Loan Agreement. The Ansley Loan Agreement contains customary affirmative and negative covenants for a transaction of this type. In connection with the Ansley Loan Agreement, we entered into a separate guaranty agreement (each, a "Guaranty Agreement," and together, the "Guaranty Agreements") in favor of the Ansley Park Capital LLC unconditionally guaranteeing our liabilities and the liabilities of one of our wholly-owned subsidiaries under the Ansley Loan Agreement. As of January 2, 2026, we are not aware of any instances of noncompliance with non-financial or financial covenants.

Revolving Credit Facility

On March 27, 2023, we entered into the Revolving Credit Facility with MidCap Financial Services, LLC, which originally provided a total commitment of $30 million. The Revolving Credit Facility was terminated on March 12, 2025 upon execution of the ACF Credit Agreement.

During the fiscal year ended January 2, 2026, the Company paid $2 million in cash interest, and accrued $3 million in non-cash payment-in-kind interest as of January 2, 2026.

Note 7. Income Taxes

The components of the provision for income taxes are as follows:

	Fiscal Year Ended			
	January 2, 2026		January 3, 2025	
(In thousands)				
Current taxes:				
Federal	$	—	$	(720)
State		—		(243)
Total current taxes		—		(963)
Deferred taxes:				
Federal		—		—
State		—		—
Total deferred taxes		—		—
Provision for income taxes	$	—	$	(963)

The differences between income taxes expected at the U.S. federal statutory income tax rate of 21% and the reported income tax benefit are summarized as follows:

	Fiscal Year Ended		
	January 2, 2026		
(In thousands)			
Federal taxes at statutory rate	21.0%	$	(5,339)
State and local taxes, net of federal effect	1.0%		(261)
Nontaxble or nondeductible items:			
IRC Section 162(m) limitation	(0.4)%		112
Incentive stock option (ISO) expense	(1.5)%		383
Share-based compensation shortfall	(1.0)%		262
Contingent consideration adjustment	(1.2)%		300
Other (meals, penalties, etc.)	(0.3)%		67
Change in valuation allowance	(18.2)%		4,625
Other	0.6%		(149)
Reported provision for income taxes	$	—	$ —
Effective tax rate	0.0%		

	Fiscal Year Ended		
	January 3, 2025		
(In thousands)			
Expected income tax benefit at federal statutory rate	21.0%	$	(26,399)
State income taxes, net of federal income tax benefit	6.4%		(8,031)
Return to provision true-up	(1.7)%		2,150
Permanent items	0.0%		60
Change in valuation allowance	(23.9)%		30,016
Other	0.8%		(963)
State rate change	(1.8)%		2,204
Reported provision for income taxes	$	—	$ (963)
Effective tax rate	0.8%		

The Company's effective tax rate for the fiscal year ended January 2, 2026 differed from the U.S. federal statutory rate of 21% primarily due to state and local income taxes and changes in the valuation allowance. State and local taxes reflect taxes in jurisdictions in which the Company operates, net of the related federal benefit, and are primarily attributable to operations in California.

Nondeductible items include the impact of the limitation on executive compensation under IRC Section 162(m), incentive stock option expense for which no tax deduction is recognized unless a disqualifying disposition occurs, share-based compensation shortfalls, and nondeductible contingent consideration adjustments.

The Company evaluates the realizability of its deferred tax assets on a quarterly basis. Based on cumulative pre-tax losses and other objective negative evidence, the Company concluded that it is more likely than not that its deferred tax assets will not be realized and therefore maintains a full valuation allowance. The decrease in the valuation allowance was primarily the result of the changes in deferred tax assets provided in the table below. Current-year deferred taxes were fully offset by the corresponding change in the valuation allowance.

Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are as follows:

	January 2, 2026	January 3, 2025
(In thousands)		
Deferred tax liabilities:		
Depreciation and amortization	$ (2,674)	$ (640)
Right-of-use asset	(4,508)	(6,640)
Total deferred tax liabilities	$ (7,182)	$ (7,280)
Deferred tax assets:		
Intangible assets	$ 26,757	$ 30,317
Contract loss reserve	6,689	7,854
Investment in partnerships	17,461	22,770
Lease liability	4,550	6,181
Stock compensation	1,083	3,083
Accrued expenses and reserves	6,672	7,814
Section 382 limitation	50,340	45,587
Net operating loss carryforwards	54,373	51,777
Other deferred tax assets	3,130	2,173
Total deferred tax assets	$ 171,055	$ 177,556
Net deferred tax assets before valuation allowance	$ 163,873	$ 170,276
Less: Valuation allowance	(163,873)	(170,276)
Net deferred tax assets	$ —	$ —

As of January 2, 2026 and January 3, 2025, gross deferred tax assets were $171 million and $178 million, respectively. The Company has recorded a valuation allowance of $164 million and $170 million as of January 2, 2026 and January 3, 2025, respectively. The Company has performed an assessment of positive and negative evidence, including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carryforward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. The change in the valuation allowance of $6 million was primarily driven by the generation of federal and state net operating losses.

The Company recognizes interest and penalties related to tax matters as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations.

At January 2, 2026, the Company had U.S. federal and state net operating loss ("NOL") carryforwards of $199 million and $197 million, respectively. The U.S. federal NOL carryforward does not expire and can be carried forward indefinitely, but can only offset up to 80% of taxable income in future years. The state NOL carryforwards have both indefinite and limited carryforward periods, depending on state jurisdictions, and expire beginning in 2036 through 2043. At January 2, 2026, the Company had a full valuation allowance related to the tax-effected amount of these net operating losses. The Company had no unrecognized tax benefits recorded at January 2, 2026.

The Company files income tax returns in numerous tax jurisdictions, including the U.S. and multiple U.S. states. The statute of limitations generally ranges from three to five years for major jurisdictions in which the Company operates. Prior to the acquisition, Shimmick filed as a subsidiary of their parent company, AECOM. In connection with the separation, the Company entered into a tax matters agreement. Under the tax matters agreement, AECOM is generally responsible for all taxes associated with consolidated federal and state filings imposed on AECOM and its subsidiaries (including Shimmick) with respect to taxable periods ended on or prior to January 1, 2021. Also, pursuant to this agreement, AECOM is generally responsible for all taxes associated with separately filed state and local tax filings imposed on Shimmick and its subsidiaries with respect to taxable periods ended on or prior to January 1, 2021. Under these circumstances, Shimmick is only liable for tax periods filed on a standalone basis following the acquisition date.

On July 4, 2025, the President signed into law the One Big Beautiful Bill Act ("OBBBA"), which includes various modifications to federal tax law. Among its provisions, the legislation retroactively reinstates 100% bonus depreciation for qualified property placed in service on or after January 20, 2025. The Company evaluated the impact of the legislation and determined that, while the bonus depreciation provision may affect the timing of future taxable income and deferred taxes, the impact is fully offset by the Company's valuation allowance and therefore does not affect income tax expense.

Note 8. Stock-Based Compensation

On April 12, 2021, the Company's Board approved the Company's 2021 Stock Plan (the "2021 Stock Plan"). The 2021 Stock Plan reserves 5,477,200 of the Company's shares for issuance of incentive instruments, including Incentive Stock Options ("ISOs"), Non-statutory Stock Options, Stock Appreciation Rights, Restricted Stock Awards, and Restricted Stock Unit Awards. ISOs granted under the Plan have a term of 10 years and vest over four years of service.

On November 13, 2023, the Company's Board approved the Shimmick Corporation 2023 Equity Incentive Plan (the "2023 Omnibus Incentive Plan"). The maximum aggregate number of shares of Common Stock available was 3,729,149 under the 2023 Omnibus Incentive Plan (equal to ten percent (10%) of the Company's Common Stock outstanding immediately following the completion of the Company's IPO on November 16, 2023 plus (ii) the reserved and authorized shares for awards under the Company's 2021 Stock Plan that were not granted as of November 13, 2023). The maximum aggregate number of shares of Common Stock that may be issued under the 2023 Omnibus Incentive Plan automatically increases annually on the first day of each fiscal year, beginning with the 2024 fiscal year in an amount equal to five percent (5%) of Common Stock outstanding on the last day of the immediately preceding fiscal year unless the plan administration determines that a lesser amount should instead be issued. The shares reserved under the 2023 Omnibus Incentive Plan are for issuance of incentive instruments, including stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance units and other share-based awards.

Total compensation expense related to stock-based grants was $5 million and $6 million for the fiscal years ended January 2, 2026 and January 3, 2025, respectively. Unrecognized compensation expense related to stock-based grants to employees of Shimmick outstanding as of January 2, 2026 and January 3, 2025 was $2 million and $6 million, respectively, to be recognized on a straight-line basis over the awards' weighted average remaining vesting period of 0.8 years and 0.9 years, as of January 2, 2026 and January 3, 2025, respectively.

For the fiscal years ended January 2, 2026 and January 3, 2025, stock option activity was as follows:

	Stock Options			
	Number of shares	**Weighted average exercise price per share**	**Weighted average grant date fair value**	**Weighted average years of remaining contractual term**
Outstanding as of January 3, 2025	3,337,150	$ 1.26	$ 0.66	6.3
Exercised	(1,278,372)	1.26	0.66	—
Forfeited & expired	—	—	—	—
Outstanding as of January 2, 2026	2,058,778	1.26	0.66	5.3
Exercisable as of January 2, 2026	2,058,778	$ 1.26	$ 0.66	5.3

	Stock Options			
	Number of shares	**Weighted average exercise price per share**	**Weighted average grant date fair value**	**Weighted average years of remaining contractual term**
Outstanding as of December 29, 2023	4,137,183	$ 1.26	$ —	7.6
Exercised	(416,057)	1.26	0.66	—
Forfeited & expired	(383,976)	1.26	0.66	—
Outstanding as of January 3, 2025	3,337,150	1.26	0.66	6.3
Exercisable as of January 3, 2025	2,983,056	$ 1.26	$ 0.66	6.3

The following table summarizes the activities for unvested Shimmick restricted stock units for the fiscal years ended January 2, 2026 and January 3, 2025:

	Restricted Stock Units	
	Number of shares	**Weighted average grant date fair value**
Unvested as of January 3, 2025	2,617,110	$ 2.88
Awarded	702,535	1.64
Forfeited	—	—
Vested	(1,827,900)	2.73
Unvested as of January 2, 2026	1,491,745	$ 2.48

	Restricted Stock Units	
	Number of shares	**Weighted average grant date fair value**
Unvested as of December 29, 2023	576,714	$ 6.49
Awarded	2,497,630	2.51
Forfeited	(61,656)	6.32
Outstanding as of January 3, 2025	3,012,688	2.88
Ended vested as of January 3, 2025	395,578	5.25
Ended unvested as of January 3, 2025	2,617,110	$ 2.88

Note 9. Earnings Per Share

Basic earnings per share ("EPS") is calculated based on the weighted average shares outstanding during the period. Diluted earnings per share includes the dilutive effect of employee and director stock options. Stock options are considered dilutive whenever the exercise price is less than the average market price of the stock during the period and antidilutive whenever the exercise price exceeds the average market price of the common stock during the period. All 2.1 million and 3.3 million employee stock options as of January 2, 2026 and January 3, 2025, respectively, and 1.5 million and 2.6 million restricted stock units as of January 2, 2026 and January 3, 2025, respectively, were excluded from the calculation of diluted earnings per share as they are antidilutive to the EPS calculation. The computation of basic and diluted EPS is as follows:

	Fiscal Year Ended	
	January 2, 2026	January 3, 2025
(In thousands, except share and per share data)		
Numerator:		
Net loss attributable to Shimmick Corporation	$ (25,584)	$ (124,748)
Numerator for basic and diluted EPS	$ (25,584)	$ (124,748)
Denominator:		
Denominator for basic EPS - weighted average shares	34,770	30,406
Effect of dilutive securities:		
Employee stock options	—	—
Restricted stock units	—	—
Dilutive potential common shares	—	—
Denominator for diluted EPS - adjusted weighted average shares and assumed conversions	34,770	30,406
Basic EPS	$ (0.74)	$ (4.10)
Diluted EPS	$ (0.74)	$ (4.10)

Note 10. Leases

Lease expenses recorded within the consolidated statements of operations are comprised as follows:

	Fiscal Year Ended	
	January 2, 2026	January 3, 2025
(In thousands)		
Operating lease cost		
Cost of revenue	$ 8,600	$ 10,194
Selling, general and administrative expenses	1,002	1,105
Finance lease cost (all in cost of revenue):		
Amortization of right-of-use assets	287	287
Interest on lease liabilities	101	20
Short-term lease cost	468	464
Total lease cost	$ 10,458	$ 12,070

Additional consolidated balance sheets information related to leases is as follows:

(In thousands)	Balance Sheet Classification	January 2, 2026	January 3, 2025
Assets:			
Operating lease assets	Lease right-of-use assets	$ 15,255	$ 24,232
Finance lease assets	Lease right-of-use assets	1,211	—
Total lease assets		$ 16,466	$ 24,232
Liabilities:			
Current:			
Operating lease liabilities	Other current liabilities	$ 4,372	$ 6,571
Finance lease liabilities	Other current liabilities	337	—
Total current lease liabilities		$ 4,709	$ 6,571
Non-current:			
Operating lease liabilities	Lease liabilities, non-current	$ 11,011	$ 15,987
Finance lease liabilities	Lease liabilities, non-current	902	—
Total non-current lease liabilities		$ 11,913	$ 15,987

Weighted average remaining lease term information related to leases is as follows:

	January 2, 2026	January 3, 2025
Weighted average remaining lease term (in years):		
Operating leases	4.2	4.3
Finance leases	2.2	—
Weighted average discount rate:		
Operating leases	7.4%	6.9%
Finance leases	8.8%	—

Supplemental cash flow information related to leases is as follows:

	Fiscal Year Ended	
(In thousands)	January 2, 2026	January 3, 2025
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 6,810	$ 8,157
Financing cash flows from finance leases	259	317
Right-of-use assets obtained in exchange for new operating leases	$ 1,311	$ 11,862

Total remaining lease payments under both the Company's operating and finance leases are as follows:

Year	Operating Leases		Finance Leases	
(In thousands)				
2026	$	5,337	$	434
2027		3,456		432
2028		3,405		541
2029		2,648		—
2030		2,122		—
Thereafter		1,095		—
Total lease payments		18,063		1,407
Amounts representing interest		(2,680)		(168)
Total lease liabilities	$	15,383	$	1,239

Note 11. Employee Retirement Plans

Defined Contribution Profit Sharing Plan

The Company sponsors a defined contribution profit sharing plan covering substantially all non-union persons employed by the Company, whereby employees may contribute a percentage of compensation, limited to maximum allowed amounts under the Internal Revenue Code.

The Company made matching contributions of $1 million and $2 million for the fiscal years ended January 2, 2026 and January 3, 2025, respectively.

Multiemployer Pension Plans

The Company participates in construction-industry multiemployer pension plans. Generally, the plans provide defined benefits to substantially all employees covered by collective bargaining agreements. Under the Employee Retirement Income Security Act, a contributor to a multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of a plan's unfunded vested liability. The Company's aggregate contributions to these multiemployer plans were $10 million and $11 million for the fiscal years ended January 2, 2026 and January 3, 2025, respectively.

Our participation in significant plans for the fiscal years ended January 2, 2026 and January 3, 2025 is outlined in the table below. The "EIN/Pension Plan Number" column provides the Employer Identification Number ("EIN") and the three digit plan number. The zone status is based on the latest information that the Company received from the plan and is certified by the plan's actuary. Plans in the red zone are generally less than 65% funded, plans in the yellow zone are generally less than 80% funded, and plans in the green zone are generally at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. The "Surcharge Imposed" column includes plans in a red zone status that require a payment of a surcharge in excess of regular contributions.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending or Implemented	Company Contributions Fiscal Year Ended (in thousands)		Surcharge Imposed
		January 2, 2026	January 3, 2025		January 2, 2026	January 3, 2025	
Carpenters Pension Trust Fund for Northern CA	94-6050970	Red	Red	Implemented	$ 1,157	$ 1,049	No
Pension Trust Fund for the Operating Engineers	94-6090764	Green	Green	NA	911	1,154	No
Construction Laborers Pension Trust for Southern California	43-6159056	Green	Green	NA	891	602	No
Operating Engineers Trust Fund	95-6032478	Green	Green	NA	808	730	No
Tri-State Carpenters & Joiners Pension Trust Fund	62-0976048	Green	Yellow	NA	698	1,074	No
Ironworkers District Council of TN Valley & Vicinity Welfare Pension and Annuity Plans	62-6098036	Described below[1]	Described below[1]	NA	569	649	No
California Ironworkers Field Pension Fund	95-6042866	Green	Green	NA	554	735	No
Southwest Carpenters Pension Fund	95-6042875	Green	Green	NA	545	588	No
Laborers Pension Trust Fund for Northern CA	94-6277608	Green	Green	NA	543	802	No
Central Pension Fund of the IUOE & Participating Employers	36-6052390	Described below[1]	Green	NA	542	614	No
San Diego Electrical Pension Plan	95-6101801	Yellow	Yellow	NA	508	423	No
Southern California IBEW-NECA Pension Trust Fund	95-6392774	Yellow	Yellow	NA	493	384	No
San Diego County Construction Laborers Pension Trust Fund	95-6090541	Green	Green	NA	426	469	No
Plasterers & Cement Masons Local 148 Defined Contribution Pension Fund	58-6098290	Described below[1]	Green	NA	287	120	No
Tennessee/North Carolina Carpenters and Millwrights Pension Fund	62-6101275	Described below[1]	Green	NA	200	57	No
				Contributions to other multiemployer plans	1,215	1,200	
				Total contributions made	$ 10,347	$ 10,650	

(1) For the plans noted above, we have not received a funding notification that covers the fiscal year presented during the preparation of the consolidated financial statements. Under Federal pension law, if a multiemployer pension plan is determined to be in critical or endangered status, the plan must provide notice of this status to participants, beneficiaries, the bargaining parties, the Pension Benefit Guaranty Corporation, and the Department of Labor. The Company has also observed that these plans have not submitted any Critical or Endangered Status Notices to the Department of Labor for calendar years that the Company has not received notification. The Critical or Endangered Status Notices can be accessed at https://www.dol.gov/agencies/ebsa/about-ebsa/our-activities/public-disclosure/critical-status-notices

The Company is not aware of any significant future obligations or funding requirements related to these plans other than the ongoing contributions that are paid as hours are worked by plan participants.

Note 12. Commitments and Contingencies

In the Company's joint venture arrangements, the liability of each partner is usually joint and several. This means as each joint venture partner may become liable for the entire risk of performance guarantees provided by each partner to the customer. Typically, each joint venture partner indemnifies the other partners for any liabilities incurred in excess of the liabilities the other party is obligated to bear under the respective joint venture agreement. In addition, the Company may be required to guarantee performance directly to the customer. The Company is unable to estimate the maximum potential amount of future payments that the Company could be required to make under outstanding performance guarantees related to joint venture projects due to a number of factors, including but not limited to, the nature and extent of any contractual defaults by the other joint venture partners, resource availability, potential performance delays caused by the defaults, the location of the projects, and the terms of the related contracts.

In the ordinary course of business, the Company is subject to other claims, lawsuits, investigations and disputes arising out of the conduct of its business, including matters relating to commercial transactions, government contracts, and employment matters. The Company recognizes a liability for contingencies that are probable of occurrence and reasonably estimable. To date, no such matters are material to the consolidated statements of operations.

In certain contracts, there are provisions that require the Company to pay liquidated damages if the Company is responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a conforming claim under these provisions. These contracts define the conditions under which customers may make claims against the Company for liquidated damages. Based upon the evaluation of performance and other commercial and legal analysis, management has recognized relevant probable liquidated damages as of January 2, 2026 and January 3, 2025, and believes that the ultimate resolution of such matters will not materially affect the Company's consolidated financial position, results of operations, or cash flows.

In May 2025, a labor management committee affiliated with the Pipefitters Union filed a lawsuit against Shimmick and 20 other defendants, including sureties, alleging violations of the California False Claims Act and related claims. The lawsuit involves 27 projects across 23 public agencies in California, none of which are parties to the case. The Pipefitters Union alleges $4.7 billion in damages, which is based on the cumulative contract values for each project, plus treble damages under the California False Claims Act. The Union alleges Shimmick improperly assigned work to the Laborers Union instead of the Pipefitters Union and violated apprenticeship rules by failing to meet the required apprentice-to-journeyperson work ratio. Shimmick denies all claims, and asserts exceptions and disclosures occurred such that the claims have no merit. Shimmick also disputes the legal theory underlying the case and views the use of the False Claims Act as a misapplication of the statute. The process of discovery and evaluation is in its early stages and it is too early to assess if any loss is probable.

The Company has recorded contingent consideration as of January 2, 2026 and January 3, 2025 at its estimated fair value. The Company is unable to reasonably determine an estimated range of amounts of the payments that could be made due to the uncertainty of future events.

Guarantees

The Company obtains bonding on construction contracts through third-party bonding companies. As is customary in the construction industry, the Company indemnifies the third-party bonding companies for any losses incurred by it in connection with bonds that are issued. The Company has granted the third-party bonding companies a security interest in accounts receivable, contract assets and contract rights for that obligation.

The Company typically indemnifies contract owners for claims arising during the construction process and carries insurance coverage for such claims.

Letters of Credit

In the ordinary course of business and under certain contracts, the Company is required to post standby letters of credit for its insurance carriers. The Company did not have any letters of credit outstanding as of January 2, 2026 or January 3, 2025.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d15(f) under the Exchange Act). Management, under the supervision and with the participation of the Chief Executive Officer and Interim Chief Financial Officer, has conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a15(e) and 15d-15(e) under the Exchange Act). In conducting our evaluation, management used the updated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control–Integrated Framework (2013). Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on that evaluation, management concluded that, as of January 2, 2026, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below. As discussed in Item 9A of our Form 10-K for the year ended January 3, 2025, we identified material weaknesses in our internal control over financial reporting as well as a lack of effective controls over the COSO principles including control environment, risk assessment, control activities, information and communications and monitoring as of January 3, 2025 and December 29, 2023.

During the fiscal year ended January 2, 2026, we engaged a third-party advisory firm to assist management in evaluating the design and operating effectiveness of internal control over financial reporting as part of our remediation plan. While the majority of the internal controls associated with the previously identified material weakness were remediated during this fiscal year, additional time is required to fully implement and validate the remaining remediation efforts. We made significant progress in the design and operating effectiveness of our control environment during the 2025 fiscal year and successfully remediated previously identified material weaknesses in internal controls associated with risk assessment, information system general controls, entity level controls and financial reporting and business process controls associated with payroll, treasury, accounts payable, leases and property, plant and equipment. We have implemented and are executing a remediation plan to address the limited number of remaining material weaknesses described below.

As of January 2, 2026, we identified material weaknesses in our internal control over financial reporting related to the operating effectiveness of controls associated with revenue and journal entries and the design and operating effectiveness of controls associated with income tax accounting. Specifically, we did not maintain effective internal controls over the preparation, review, and approval of journal entries to verify appropriate authorization. In addition, we did not maintain effective controls over the calculation, review and recording of income tax accounts, including the income tax provision, deferred tax assets and liabilities, and related disclosures. We also identified a deficiency in controls over the revenue review of estimates at completion, as there was insufficient evidence to support that reviews were performed for amounts exceeding established thresholds. Finally, we continue to remediate the monitoring aspect of our internal controls with respect to having an established, consistently executed plan to test all relevant control activities for operating effectiveness on a regular basis such that there is sufficient evidence that all controls are operating effectively as of year end.

Management performed additional analyses and other procedures to ensure that our consolidated financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Accordingly, management believes that the consolidated financial statements included in this Form 10-K fairly present, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented in this Form 10-K, in accordance with U.S. GAAP.

Management's Plan to Remediate the Identified Material Weaknesses

We have implemented and are in the process of executing a remediation plan which includes consistently documenting the support related to the revenue project estimate at completion modules, timely executing a formal review process to ensure journal entries are reviewed and approved in a timely manner and enhancing the oversight and review of income tax-related accounting calculations to validate completion and accuracy.

Changes in Internal Control Over Financial Reporting

With the exception of the implementation and enhancement of controls in connection with our remediation activities described above, there were no changes to our internal control over financial reporting during the quarter ended January 2, 2026 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the three months ended January 2, 2026, none of our directors or executive officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," except as follows:

| Name and Title | Action | Date | Plan Arrangement | | Maximum Number of Securities to be Sold[2] | Plan Expiration Date |
			Rule 10b5-1(c)	Non-Rule 10b5-1		
Mitchell B. Goldsteen[1], Executive Chairman	Adoption	12/05/2025	X	-	500,000	03/08/2027

1. Mr. Goldsteen entered into his Rule 10b5-1 trading arrangement, dated December 5, 2025, through GOHO LLC, an entity which he controls.

2. The maximum amount shares of common stock to be sold prior to June 2, 2026, September 2, 2026 and December 2, 2026 is 125,000 shares, 250,000 shares and 375,000 shares, respectively. No sales of securities occurred during the fiscal quarter ended January 2, 2026.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

**Part III**

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference from our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of our 2025 fiscal year end.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of our 2025 fiscal year end.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Other than with respect to the information relating to our equity compensation plans, the information required by this item is incorporated by reference from our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of our 2025 fiscal year end.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of our 2025 fiscal year end.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference from our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of our 2025 fiscal year end.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) Financial Statements of the Company

The following financial statements and supplementary data are filed as a part of this report under "Item 8—Financial Statements and Supplementary Data." in this Annual Report on Form 10-K:

Consolidated Financial Statements of the Company

>   Report of Independent Registered Public Accounting Firm (PCAOB ID: 34)
>   Consolidated Balance Sheets as of January 2, 2026 and January 3, 2025
>   Consolidated Statements of Operations for the Fiscal Years Ended January 2, 2026 and January 3, 2025
>   Consolidated Statements of Stockholders' Equity (Deficit) for the Fiscal Years Ended January 2, 2026 and January 3, 2025
>   Consolidated Statements of Cash Flows for the Fiscal Years Ended January 2, 2026 and January 3, 2025
>   Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules

No schedules are required to be presented.

(a) (3) Exhibits

Agreements included as exhibits are included only to provide information to investors regarding their terms. Agreements listed below may contain representations, warranties and other provisions that were made, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them, and no such agreement should be relied upon as constituting or providing any factual disclosures about Shimmick Corporation, any other persons, any state of affairs or other matters.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Shimmick Corporation (incorporated by reference to Exhibit 3.1 of Shimmick Corporation's Current Report on Form 8-K filed on November 16, 2023).
3.2	Amended and Restated Bylaws of Shimmick Corporation (incorporated by reference to Exhibit 3.2 of Shimmick Corporation's Current Report on Form 8-K filed on November 16, 2023).
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 of Shimmick Corporation's Annual Report on Form 10-K filed on March 28, 2024).
10.1#	Form of Indemnification Agreement for Executive Officers and Directors (incorporated by reference to Exhibit 10.1 of Shimmick Corporation's Registration Statement on Form S-1 (No. 333-274870) filed on October 24, 2023).
10.2#	SCCI National Holdings, Inc. 2021 Stock Plan (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Registration Statement on Form S-1 (No. 333-274870) filed on October 5, 2023).
10.3#	Form of Shimmick Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of Shimmick Corporation's Registration Statement on Form S-1 (No. 333-274870) filed on October 24, 2023).
10.4+	Credit, Security and Guaranty Agreement, dated May 20, 2024, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto (incorporated by reference to Exhibit 10.1 of Shimmick Corporation's Current Report on Form 8-K filed on May 20, 2024).
10.5	Amendment No. 1 to Credit, Security and Guaranty Agreement, dated September 25, 2024, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation,

Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Current Report on Form 8-K filed on September 26, 2024).

10.6	Amendment No. 2 to Credit, Security and Guaranty Agreement, dated January 30, 2025, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto (incorporated by reference to Exhibit 10.21 of Shimmick Corporation's Annual Report on Form 10-K filed on March 20, 2025).
10.7	Amendment No. 3 to Credit, Security and Guaranty Agreement, dated March 12, 2025, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto (incorporated by reference to Exhibit 10.22 of Shimmick Corporation's Annual Report on Form 10-K filed on March 20, 2025).
10.8	Amendment No. 4 to Credit, Security and Guaranty Agreement, dated March 31, 2025, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto (incorporated by reference to Exhibit 10.5 of Shimmick Corporation's Quarterly Report on Form 10-Q filed on May 14, 2025).
10.9	Amendment No. 5 to Credit, Security and Guaranty Agreement, dated May 12, 2025, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto (incorporated by reference to Exhibit 10.6 of Shimmick Corporation's Quarterly Report on Form 10-Q filed on May 14, 2025).
10.10	Amendment No. 6 to Credit, Security and Guaranty Agreement, dated August 8, 2025, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto (incorporated by reference to Exhibit 10.1 of Shimmick Corporation's Quarterly Report on Form 10-Q filed on August 14, 2025).
10.11	Amendment No. 7 to Credit, Security and Guaranty Agreement, dated October 31, 2025, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Quarterly Report on Form 10-Q filed on November 13, 2025).
10.12*	Amendment No. 8 to Credit, Security and Guaranty Agreement, dated March 9, 2026, by and among Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, Shimmick Corporation, the other guarantors party thereto, the agent thereunder, and the lenders time to time party thereto.
10.13	Credit, Security and Guaranty Agreement, dated March 12, 2025, by and among Shimmick Corporation, Shimmick Construction Company, Inc., Rust Constructors Inc., The Leasing Corporation, AFC FINCO I LP and other parties thereto (incorporated by reference to Exhibit 10.23 of Shimmick Corporation's Annual Report on Form 10-K filed on March 20, 2025).
10.14	Loan and Security Agreement, dated March 31, 2025, by and between AQCF Titling Trust, Rust Constructors Inc. and The Leasing Corporation (incorporated by reference to Exhibit 10.1 of Shimmick Corporation's Current Report on Form 8-K filed on April 4, 2025).
10.15	Form of Promissory Note (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Current Report on Form 8-K filed on April 4, 2025).
10.16	Form of Guaranty Agreement (incorporated by reference to Exhibit 10.3 of Shimmick Corporation's Current Report on Form 8-K filed on April 4, 2025).
10.17#	Offer Letter, between Shimmick Corporation and Ural Yal, dated November 12, 2024 (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Current Report on Form 8-K filed on November 18, 2024).
10.18#	Offer Letter, between Shimmick Corporation and Todd Yoder, dated March 18, 2025 (incorporated by reference to Exhibit 10.1 of Shimmick Corporation's Current Report on Form 8-K filed on April 8, 2025).

10.19	Side Letter, dated May 20, 2024, between Shimmick Corporation and AECOM (incorporated by reference to Exhibit 10.2 of Shimmick Corporation's Current Report on Form 8-K filed on May 20, 2024).
10.20	Share Issuance Agreement, dated May 20, 2024, between Shimmick Corporation and AECOM (incorporated by reference to Exhibit 10.3 of Shimmick Corporation's Current Report on Form 8-K filed on May 20, 2024).
10.21	Settlement Agreement, dated August 8, 2024, between Shimmick Corporation and United States Army Corps of Engineers (incorporated by reference to Exhibit 10.3 of Shimmick Corporation's Quarterly Report on Form 10-Q filed on August 16, 2024).
10.22	Amendment No. 1 to Standard Offer Agreement for Purchase of Real Estate, dated August 9, 2024, between Shimmick Corporation and Alterra IOS Acquisitions III, LLC (incorporated by reference to Exhibit 10.4 of Shimmick Corporation's Quarterly Report on Form 10-Q filed on August 16, 2024).
10.23	At The Market Offering Agreement dated as of September 8, 2025, between Shimmick Corporation and Roth Capital Partners, LLC (incorporated by reference to Exhibit 10.1 of Shimmick Corporation's Current Report on Form 8-K filed on September 8, 2025).
19	Insider Trading Policy (incorporated by reference to Exhibit 19 of Shimmick Corporation's Annual Report on Form 10-K filed on March 20, 2025).
21.1*	List of Subsidiaries of Shimmick Corporation
23.1*	Consent of Deloitte and Touche LLP
31.1**	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Clawback Policy (incorporated by reference to Exhibit 97 of Shimmick Corporation's Annual Report on Form 10-K filed on March 28, 2024).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Furnished, not filed

\# Indicates management contract or compensatory plan.

\+ Portions of this exhibit have been redacted in accordance with Item 601(a)(5) of Regulation S-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

Company Name

Date: March 13, 2026   By: _____ /s/ Ural Yal _____
                                                                                            Ural Yal
                                                                                            Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Ural Yal **Ural Yal**	Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2026
/s/ Todd W. Yoder **Todd W. Yoder**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 13, 2026
/s/ Mitchell B. Goldsteen **Mitchell B. Goldsteen**	Executive Chairman	March 13, 2026
/s/ Joe Del Guercio **Joe Del Guercio**	Director	March 13, 2026
/s/ Geoffrey E. Heekin **Geoffrey E. Heekin**	Director	March 13, 2026
/s/ Peter Kravitz **Peter Kravitz**	Director	March 13, 2026
/s/ Steven E. Richards **Steven E. Richards**	Director	March 13, 2026

AMENDMENT NO. 8 TO CREDIT, SECURITY AND GUARANTY AGREEMENT

This AMENDMENT NO. 8 TO CREDIT, SECURITY AND GUARANTY AGREEMENT (this "**Agreement**") is made as of this 9th day of March, 2026 (the "**Eighth Amendment Effective Date**"), by and among **SHIMMICK CONSTRUCTION COMPANY, INC.**, a California corporation ("**Shimmick**"), **RUST CONSTRUCTORS INC.**, a Delaware corporation, **THE LEASING CORPORATION**, a Nevada corporation, **AXIA ELECTRIC LLC**, a Delaware limited liability company (collectively, the "**Borrowers**" and each individually, a "**Borrower**"), **SHIMMICK CORPORATION** (f/k/a SCCI National Holdings, Inc.), a Delaware corporation ("**Holdings**"), **ALTER DOMUS (US) LLC**, a Delaware limited liability company, as Agent, and the financial institutions or other entities parties hereto, each as a Lender.

RECITALS

A.   Agent, Lenders, Borrowers and Holdings have entered into that certain Credit, Security and Guaranty Agreement, dated as of May 20, 2024, as amended by that certain Amendment No. 1 to Credit, Security and Guaranty Agreement, dated as of September 25, 2024, Amendment No. 2 to Credit, Security and Guaranty Agreement, dated as of January 30, 2025, Amendment No. 3 and Limited Waiver to Credit, Security and Guaranty Agreement, dated as of March 12, 2025, Amendment No. 4 to Credit, Security and Guaranty Agreement, dated as of March 31, 2025, Amendment No. 5 to Credit Security and Guaranty Agreement, dated as of May 12, 2025, Amendment No. 6 to Credit, Security and Guaranty Agreement, dated as of August 8, 2025 and Amendment No. 7 to Credit, Security and Guaranty Agreement, dated as of October 31, 2025, and as supplemented by that certain Joinder No. 1 to Credit, Security and Guaranty Agreement, dated as of July 31, 2025 (as amended, the "**Existing Credit Agreement**" and as amended hereby and as it may be further amended, modified, supplemented and restated from time to time, the "**Credit Agreement**"), pursuant to which the Lenders have agreed to make certain advances of money and to extend certain financial accommodations to Borrowers in the amounts and manner set forth in the Credit Agreement.

B.   Borrowers and Holdings have requested, and Agent and all Lenders have agreed, to amend certain provisions of the Existing Credit Agreement, in each case, in accordance with the terms and subject to the conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, the terms and conditions set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Agent, Lenders, Borrowers and Holdings hereby agree as follows:

1.   **Recitals**. This Agreement shall constitute a Financing Document and the Recitals and each reference to the Credit Agreement, unless otherwise expressly noted, will be deemed to reference the Credit Agreement as amended hereby. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement (including those capitalized terms used in the Recitals hereto).

2.   **Amendments to Existing Credit Agreement**. Subject to the terms and conditions of this Amendment, including, without limitation, the satisfaction of the conditions set forth in Section 4 hereof, the Existing Credit Agreement is hereby amended as follows:

(a)   Section 1.1 of the Existing Credit Agreement is hereby amended to add the following definition in the appropriate alphabetical order therein:

"**Eighth Amendment**" means that certain Amendment No. 8 to Credit, Security and Guaranty Agreement, dated as of March 9, 2026, by and among the Borrowers, Holdings, Agent and the Lenders.

(b)   Section 1.1 of the Existing Credit Agreement is hereby amended by amending and restating the definition of "Financing Documents" in its entirety as follows:

"**Financing Documents**" means this Agreement, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, each Intercreditor Agreement, any Notes, the Agent Fee Letter, the Security Documents, each Subordination Agreement and any other subordination or intercreditor agreement pursuant to which any Debt and/or any Liens securing such Debt is subordinated to all or any portion of the Obligations and all other documents, instruments and agreements related to the Obligations and heretofore executed, executed concurrently herewith or executed at any time and from time to time hereafter, as any or all of the same may be amended, supplemented, restated or otherwise modified from time to time.

(c)   Section 6.1 of the Existing Credit Agreement is hereby amended by replacing the reference to "January 1, 2027" therein with "April 2, 2027".

(d)   Section 7.2(g) of the Existing Credit agreement is hereby amended by replacing the reference to "January 1, 2027" therein with "April 2, 2027".

3.   **Representations and Warranties; Reaffirmation of Security Interest; No Liens**.

(a)   Each Credit Party hereby confirms that all of the representations and warranties set forth in the Credit Agreement are true and correct in all material respects (without duplication of any materiality qualifier in the text of such representation or warranty) with respect to such Credit Party as of the date hereof except to the extent that any such representation or warranty relates to a specific date in which case such representation or warranty shall be true and correct as of such earlier date. Nothing herein is intended to impair or limit the validity, priority or extent of Agent's security interests in and Liens on the Collateral.

(b)   Each Credit Party acknowledges and agrees that the Credit Agreement, the other Financing Documents and this Agreement constitute the legal, valid and binding obligation of such Credit Party, and are enforceable against such Credit Party in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws relating to the enforcement of creditors' rights generally and by general equitable principles.

(c)   Each Credit Party hereby confirms that as of the Eighth Amendment Effective Date, no Liens exist other than Permitted Liens.

4.   **Conditions to Effectiveness.** This Agreement shall become effective as of the date on which each of the following conditions has been satisfied, as determined by Agent and the Lenders in their sole discretion:

(a)   Agent and the Lenders shall have received a copy of this Agreement, dated as of even date herewith, duly-executed by each Credit Party, Agent and the Lenders.

(b)   all representations and warranties of Credit Party contained herein shall be true and correct in all material respects (without duplication of any materiality qualifier in the text of such representation or warranty) as of the date hereof except to the extent that any such representation or warranty relates to a specific date in which case such representation or warranty shall be true and correct as of such earlier date (and such parties' delivery of their respective signatures hereto shall be deemed to be its certification thereof);

(c) prior to and after giving effect to the agreements set forth herein, no Default or Event of Default shall exist under any of the Financing Documents;

(d) Credit Parties shall have delivered such other documents, information, certificates, records, permits, and filings as the Agent and the Lenders may reasonably request;

(e) the Borrowers shall have paid the Agent's outstanding Admin Fee (as defined in the Agent Fee Letter); and

(f) payment of all fees, expenses and other amounts due and payable under the Credit Agreement, including all reasonable and documented legal fees and expenses of Agent and Lenders.

5. **Costs and Fees**. Credit Parties shall be responsible for the payment of all reasonable, documented and invoiced out-of-pocket costs and fees of counsel and other advisors of the Lenders incurred in connection with the preparation, negotiation, execution and delivery of this Agreement and any related Financing Documents.

6. **Release.**

(a) In consideration of, among other things, Agent's and the Lenders' execution and delivery of this Agreement, each Borrower and each other Credit Party, on behalf of itself and its agents, representatives, officers, directors, advisors, employees, subsidiaries, affiliates, successors and assigns (collectively, "**Releasors**"), hereby forever agrees and covenants not to sue or prosecute against any Releasee (as hereinafter defined) and hereby forever waives, releases and discharges, to the fullest extent permitted by law, each Releasee from any and all claims, whether known or unknown, (including, without limitation, crossclaims, counterclaims, rights of set-off and recoupment), actions, causes of action, suits, debts, accounts, interests, liens, promises, warranties, damages and consequential damages, demands, agreements, bonds, bills, specialties, covenants, controversies, variances, trespasses, judgments, executions, costs, expenses or claims whatsoever, that such Releasor now has or hereafter may have, of whatsoever nature and kind, whether known or unknown, whether now existing or hereafter arising, whether arising at law or in equity (collectively, the "**Claims**"), against any or all of the Agent and Lenders in any capacity and their respective affiliates, subsidiaries, shareholders and "controlling persons" (within the meaning of the federal securities laws), and their respective successors and assigns and each and all of the officers, directors, employees, agents, attorneys, advisors and other representatives of each of the foregoing (collectively, the "**Releasees**"), based in whole or in part on facts, whether or not now known that relate to, arise out of or otherwise are in connection with: (i) any or all of the Financing Documents, including this Agreement, the AECOM L/C (as defined in the Ares First Lien Guaranty) or transactions contemplated thereby or any actions or omissions in connection therewith, and (ii) any aspect of the dealings or relationships between or among Borrowers and the other Credit Parties, on the one hand, and any or all of the Agent and Lenders, on the other hand, relating to any or all of the documents, transactions, actions or omissions referenced in clause (i) hereof. The receipt by a Borrower or any other Credit Party of any Loans or financial accommodations made by any Lender after the date hereof shall constitute a ratification, adoption, and confirmation by such party of the foregoing general release of all Claims against the Releasees that are based in whole or in part on facts, whether or not now known or unknown, existing on

3

or prior to the date of receipt of any Loans or other financial accommodations. In entering into this Agreement, Borrowers and each other Credit Party consulted with, and has been represented by, legal counsel and expressly disclaims any reliance on any representations, acts or omissions by any of the Releasees and hereby agrees and acknowledges that the validity and effectiveness of the releases set forth above do not depend in any way on any such representations, acts and/or omissions or the accuracy, completeness or validity thereof. The provisions of this Section shall survive the termination of this Agreement, the Credit Agreement, the other Financing Documents and payment in full of the Obligations.

(b)   Each Borrower and each other Credit Party hereby agrees that it shall be, jointly and severally, obligated to indemnify and hold the Releasees harmless with respect to any and all liabilities, obligations, losses, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever incurred by the Releasees, or any of them, whether direct, indirect or consequential, as a result of or arising from or relating to any proceeding by or on behalf of any Person, including, without limitation, the respective officers, directors, agents, trustees, creditors, partners or shareholders of any Borrower, any other Credit Party, or any of their respective Subsidiaries, whether threatened or initiated, in respect of any claim for legal or equitable remedy under any statue, regulation or common law principle arising from or in connection with the negotiation, preparation, execution, delivery, performance, administration and enforcement of the Credit Agreement, the other Financing Documents, this Agreement or any other document executed and/or delivered in connection herewith or therewith. If and to the extent that the foregoing undertaking may be unenforceable for any reason, each Borrower and other Credit Party agrees to make the maximum contribution to the payment and satisfaction thereof that is permissible under applicable law. The foregoing indemnity shall survive the termination of this Agreement, the Credit Agreement, the other Financing Documents and the payment in full of the Obligations.

(c)   Each Borrower and each other Credit Party, on behalf of itself and its successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably, covenants and agrees with and in favor of each Releasee that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised and discharged by Borrower or any other Credit Party pursuant to Section 6(a) hereof. If a Borrower, any other Credit Party or any of their successors, assigns or other legal representatives violates the foregoing covenant, Borrowers and the other Credit Parties, each for itself and its successors, assigns and legal representatives, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys' fees and costs incurred by any Releasee as a result of such violation.

7.   **No Waiver or Novation.** The execution, delivery and effectiveness of this Agreement shall not, except as expressly provided in this Agreement, operate as a waiver of any right, power or remedy of Agent, nor constitute a waiver of any provision of the Credit Agreement, the Financing Documents or any other documents, instruments and agreements executed or delivered in connection with any of the foregoing. Nothing herein is intended or shall be construed as a waiver of any existing Defaults or Events of Default under the Credit Agreement or the other Financing Documents or any of Agent's rights and remedies in respect of such Defaults or Events of Default. This Agreement (together with any other document executed in connection herewith) is not intended to be, nor shall it be construed as, a novation of the Credit Agreement.

Affirmation. Except as specifically amended pursuant to the terms hereof, each Credit Party hereby acknowledges and agrees that the Credit Agreement and all other Financing Documents (and all covenants, terms, conditions and agreements therein) shall remain in full force and effect, and are hereby ratified and confirmed in all respects by such Credit Party. Each Credit Party covenants and agrees to comply with all of the terms, covenants and conditions of the Credit Agreement and the Financing Documents, notwithstanding any prior course of conduct, waivers, releases or other actions or inactions on Agent's or

4

any Lender's part which might otherwise constitute or be construed as a waiver of or amendment to such terms, covenants and conditions.

1. Miscellaneous.

(a) Reference to the Effect on the Credit Agreement. Upon the effectiveness of this Agreement, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," "herein," or words of similar import shall mean and be a reference to the Credit Agreement, as amended by this Agreement. Except as specifically amended above, the Credit Agreement, and all other Financing Documents (and all covenants, terms, conditions and agreements therein), shall remain in full force and effect, and are hereby ratified and confirmed in all respects by each Credit Party.

(b) No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(c) Governing Law. THIS AGREEMENT AND THE LOANS SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK EXCEPT TO THE EXTENT THAT UNITED STATES FEDERAL LAW PERMITS ANY LENDER TO CONTRACT FOR, CHARGE, RECEIVE, RESERVE OR TAKE INTEREST AT THE RATE ALLOWED BY THE LAWS OF THE STATE WHERE SUCH LENDER IS LOCATED.

(d) WAIVER OF JURY TRIAL. (i) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER FINANCING DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN; (ii) EACH CREDIT PARTY HEREBY IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES; *PROVIDED* THAT NOTHING CONTAINED IN THIS SECTION 9(d) SHALL LIMIT THE CREDIT PARTIES' INDEMNIFICATION OBLIGATIONS TO THE EXTENT SET FORTH IN SECTION 11.6 OF THE CREDIT AGREEMENT TO THE EXTENT SUCH SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES ARE INCLUDED IN ANY THIRD PARTY CLAIM IN CONNECTION WITH WHICH SUCH INDEMNITEE IS OTHERWISE ENTITLED TO INDEMNIFICATION HEREUNDER; (iii) EACH PARTY HEREBY CERTIFIES THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR AGENT OR COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS, AND (iv) EACH PARTY HEREBY ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, THE FINANCING DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9(d).

(e) Incorporation of Credit Agreement Provisions. The provisions contained in Section 11.6 (*Indemnification*), Section 13.8(b) (*Submission to Jurisdiction*) and Section 13.19 (*Surety Rights*) of the Credit Agreement are incorporated herein by reference to the same extent as if reproduced herein in their entirety.

(f) <u>Headings</u>. Headings and captions used in this Agreement (including the Exhibits, Schedules and Annexes hereto, if any) are included for convenience of reference only and shall not be given any substantive effect.

(g) <u>Counterparts; Integration</u>. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures by facsimile or by electronic mail delivery of an electronic version of any executed signature page shall bind the parties hereto. In furtherance of the foregoing, the words "execution", "signed", "signature", "delivery" and words of like import in or relating to any document to be signed in connection with this Agreement and the transactions contemplated hereby or thereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. As used herein, "**Electronic Signature**" means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or other record. This Agreement and the other Financing Documents constitute the entire agreement and understanding among the parties hereto and supersede any and all prior agreements and understandings, oral or written, relating to the subject matter hereof.

(h) <u>Severability</u>. In case any provision of or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

(i) <u>Time of the Essence</u>. Time is of the essence in Borrower's and each other Credit Party's performance under this Agreement and all other Financing Documents.

(j) <u>Successors/Assigns</u>. This Agreement shall be binding upon and inure to the benefit of Credit Parties and Agent and each Lender and their respective successors and permitted assigns.

(k) <u>Agent</u>. Each of the undersigned Lenders, by their execution of this Agreement, directs the Agent to execute this Agreement. In doing so, the Agent shall be entitled to all rights, benefits and protections set forth in the Credit Agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGES]

9.

Agent's or any Lender's part which might otherwise constitute or be construed as a waiver of or amendment to such terms, covenants and conditions.

9. **Miscellaneous**.

(a)   <u>Reference to the Effect on the Credit Agreement</u>. Upon the effectiveness of this Agreement, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," "herein," or words of similar import shall mean and be a reference to the Credit Agreement, as amended by this Agreement. Except as specifically amended above, the Credit Agreement, and all other Financing Documents (and all covenants, terms, conditions and agreements therein), shall remain in full force and effect, and are hereby ratified and confirmed in all respects by each Credit Party.

(b)   <u>No Strict Construction</u>. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(c)   <u>Governing Law</u>. THIS AGREEMENT AND THE LOANS SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK EXCEPT TO THE EXTENT THAT UNITED STATES FEDERAL LAW PERMITS ANY LENDER TO CONTRACT FOR, CHARGE, RECEIVE, RESERVE OR TAKE INTEREST AT THE RATE ALLOWED BY THE LAWS OF THE STATE WHERE SUCH LENDER IS LOCATED.

(d)   <u>WAIVER OF JURY TRIAL</u>. (i) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER FINANCING DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN; (ii) EACH CREDIT PARTY HEREBY IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES; *PROVIDED* THAT NOTHING CONTAINED IN THIS <u>SECTION 9(d)</u> SHALL LIMIT THE CREDIT PARTIES' INDEMNIFICATION OBLIGATIONS TO THE EXTENT SET FORTH IN SECTION 11.6 OF THE CREDIT AGREEMENT TO THE EXTENT SUCH SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES ARE INCLUDED IN ANY THIRD PARTY CLAIM IN CONNECTION WITH WHICH SUCH INDEMNITEE IS OTHERWISE ENTITLED TO INDEMNIFICATION HEREUNDER; (iii) EACH PARTY HEREBY CERTIFIES THAT NO PARTY HERETO NOR ANY REPRESENTATIVE OR AGENT OR COUNSEL FOR ANY PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, OR IMPLIED THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS, AND (iv) EACH PARTY HEREBY ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, THE FINANCING DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS <u>SECTION 9(d)</u>.

(e) <u>Incorporation of Credit Agreement Provisions</u>. The provisions contained in Section 11.6 (*Indemnification*), Section 13.8(b) (*Submission to Jurisdiction*) and Section 13.19 (*Surety Rights*) of the Credit Agreement are incorporated herein by reference to the same extent as if reproduced herein in their entirety.

(f)   Headings. Headings and captions used in this Agreement (including the Exhibits, Schedules and Annexes hereto, if any) are included for convenience of reference only and shall not be given any substantive effect.

(g)   Counterparts; Integration. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures by facsimile or by electronic mail delivery of an electronic version of any executed signature page shall bind the parties hereto. In furtherance of the foregoing, the words "execution", "signed", "signature", "delivery" and words of like import in or relating to any document to be signed in connection with this Agreement and the transactions contemplated hereby or thereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. As used herein, "**Electronic Signature**" means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or other record. This Agreement and the other Financing Documents constitute the entire agreement and understanding among the parties hereto and supersede any and all prior agreements and understandings, oral or written, relating to the subject matter hereof.

(h)   Severability. In case any provision of or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

(i)   Time of the Essence. Time is of the essence in Borrower's and each other Credit Party's performance under this Agreement and all other Financing Documents.

(j)   Successors/Assigns. This Agreement shall be binding upon and inure to the benefit of Credit Parties and Agent and each Lender and their respective successors and permitted assigns.

(k)   Agent. Each of the undersigned Lenders, by their execution of this Agreement, directs the Agent to execute this Agreement. In doing so, the Agent shall be entitled to all rights, benefits and protections set forth in the Credit Agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGES]

IN WITNESS WHEREOF, intending to be legally bound, each of the parties have caused this Agreement to be executed the day and year first above mentioned.

AGENT: **ALTER DOMUS (US) LLC,**

          as Agent

By: _____

Name: Pinju Chiu

Title: Associate Counsel

LENDERS: **AECOM,**

          as Lender

By: _____

Name: Morgan Jones

Title: Vice President, Treasury

LENDERS:

BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY,

as Lender

By: _____

Name: Jeffrey Jubera

Title: VP - Global Surety Claims

BORROWERS: **SHIMMICK CONSTRUCTION COMPANY, INC.**

      Name: Todd W. Yoder
      Title: Chief Financial Officer

RUST - CONSTRUCTORS INC.

By:_____
Name: Dylan Ellsworth
Title: Vice President and Secretary

THE LEASING CORPORATION

By: _____

Name: Title:
Todd W. Yoder
Chief Financial Officer

AXIA ELECTRIC LLC

By:_____
   Name: Todd W. Yoder
Title:
    Chief Financial Officer

GUARANTORS: **SHIMMICK CORPORATION**

By:_____
Name: Todd W. Yoder
Title: Chief Financial Officer

Exhibit 21.1

LIST OF SUBSIDIARIES OF SHIMMICK CORPORATION

Entity Name	Jurisdiction of Organization
Rust Constructors, Inc.	Delaware
Shimmick Construction Company, Inc.	California
The Leasing Corporation	Nevada
Gilcrease Constructors	Oklahoma
Axia Electric LLC	California
21st Century Rail Corporation	Delaware
Gilcrease Holding Company LLC	Oklahoma
Gilcrease Developers LLC	Oklahoma
Shimmick/Traylor/Granite JV	California
Shimmick Construction Company Inc. / Danny's Construction Co., LLC, Joint Venture	California
Shimmick Construction Company, Inc. / California Engineering Contractors, Inc., Joint Venture	California
Myers & Sons / Shimmick Construction Company, Inc. Joint Venture	California
Shimmick Construction Company, Inc. / FCC Construction S.A. / Impregilo S.P.A., Joint Venture	California
SFI Leasing Company	California
Shimmick Construction Company, Inc. / Con-Quest Contractors, Inc., Joint Venture	California
Skanska USA Civil, Inc. / Shimmick Construction Company, Inc. / Herzog Contract Corp., Joint Venture	California
Shimmick Construction Company, Inc. / Disney Construction, Inc., Joint Venture	California
Shimmick Construction Company, Inc. / Parson Construction Group, Inc., Joint Venture	California
Shimmick Construction Company Inc. / Nicholson Joint Venture	California
Eastside LRT Constructors	California
Washington Group / Alberici Joint Venture	Illinois

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-275600 on Form S-8 and Registration Statement No. 333-288513 on Form S-3 of our report dated March 13, 2026, relating to the financial statements of Shimmick Corporation appearing in this Annual Report on Form 10-K for the fiscal year ended January 2, 2026.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
March 13, 2026

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ural Yal, certify that:

(1) I have reviewed this Form 10-K of Shimmick Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2026   By: _____/s/ Ural Yal_____
                                                                              Ural Yal
                                                                    Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Todd W. Yoder, certify that:

(1)   I have reviewed this Form 10-K of Shimmick Corporation;

(2)   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5)   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2026   By: /s/ Todd W. Yoder
                                                                                              Todd W. Yoder
                                                                                              Executive Vice President, Chief Financial Officer and
                                                                                              Treasurer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Shimmick Corporation (the "Company") on Form 10-K for the period ending January 2, 2026 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 13, 2026

By: _____ /s/ Ural Yal _____
Ural Yal
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Shimmick Corporation (the "Company") on Form 10-K for the period ending January 2, 2026 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: March 13, 2026   By: _____/s/ Todd W. Yoder_____
                                                                              Todd W. Yoder
                                                                              Executive Vice President, Chief Financial Officer and
                                                                              Treasurer